==============================================================================
     As filed with the Securities and Exchange Commission on July 17, 1996
                                                    Registration No. 333-



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933



                            Abercrombie & Fitch Co.
            (Exact name of Registrant as specified in its charter)

          Delaware                        5651                 31-1469076
(State or other jurisdiction  (Primary Standard Industrial  (I.R.S. Employer
    of incorporation or        Classification Code Number)   Identification
       organization)                                              No.)

                            Four Limited Parkway
                           Reynoldsburg, Ohio 43068
                                (614) 577-6500

 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                Samuel P. Fried
                             Three Limited Parkway
                             Columbus, Ohio 43230
                                (614) 479-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)



                                  Copies to:

       Jeffrey Small                              Jean E. Hanson
   Davis Polk & Wardwell             Fried, Frank, Harris, Shriver & Jacobson
   450 Lexington Avenue                          One New York Plaza
 New York, New York  10017                   New York, New York  10004
      (212) 450-4000                               (212) 859-8000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and the list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE
==============================================================================

    Title of Each Class of       Proposed Maximum Aggregate      Amount of
  Securities to be Registered       Offering Price(1)        Registration Fee
- ------------------------------------------------------------------------------
Class A Common Stock, par value
  $0.01 per share                     $125,000,000 (2)            $43,104
==============================================================================
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).
(2) The amount of Class A Common Stock registered also includes any shares of Class A Common Stock initially offered or sold outside the United
    States and Canada that are thereafter sold or resold in the United
    States.  Offers and sales of Class A Common Stock outside the United
    States and Canada are not covered by this Registration Statement.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the
Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
==============================================================================
                  SUBJECT TO COMPLETION, DATED JULY 17, 1996

                                          Shares

                              Abercrombie & Fitch
                             Class A Common Stock
                          (par value $0.01 per share)


     Of the            shares of Class A Common Stock offered by
Abercrombie & Fitch Co.,            shares are being offered hereby in the
United States by the U.S. Underwriters and            shares are being offered
in a concurrent international offering outside the United States by the International Underwriters. The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting".

     The Company is currently wholly owned by The Limited, Inc. and, upon completion of the Offerings, The Limited, Inc. will beneficially own 100% of the Company's outstanding Class B Common Stock, which will represent
approximately   % of the economic interest (or rights of holders of common equity to participate in distributions in respect of the common equity) in the
Company (   % if the Underwriters' over-allotment options are exercised in full).  See "Risk Factors -- Control by The Limited".

     Holders of Class A Common Stock generally have identical rights to holders of Class B Common Stock, except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to three votes per share on all matters submitted to a vote of shareholders. Holders of Class A Common Stock are generally entitled to vote with the holders of Class B Common Stock as one class on all matters as to which the Class B Common Stock is entitled to vote. Following the Offerings, the shares of Class B Common Stock held by The Limited, Inc. will represent
approximately    % of the combined voting power of all classes of voting stock
(   % if the Underwriters' over-allotment options are exercised in full) and will be able, among other things, to elect all of the Company's directors, to approve or disapprove amendments to the Company's Certificate of Incorporation and Bylaws, acquisitions and dispositions of assets, mergers and other control decisions and to control the Company's dividend policy and access to capital. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of The Limited, Inc. See "Relationship with The Limited" and "Description of Capital Stock".

     Prior to the Offerings, there has been no public market for the
Class A Common Stock.  It is currently estimated that the initial public
offering price per share will be between $           and $        .  For
factors to be considered in determining the initial public offering price, see "Underwriting".

     SEE "RISK FACTORS" ON PAGE 10 OF THIS PROSPECTUS FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS A COMMON STOCK, INCLUDING CERTAIN DEEMED CONSENTS OF INVESTORS TO PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION (A COPY OF WHICH HAS BEEN FILED AS AN EXHIBIT TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART) THAT MAY LIMIT THE FIDUCIARY DUTIES AND, AS A RESULT, THE LIABILITY OF DIRECTORS AND OFFICERS OF THE COMPANY TO SHAREHOLDERS. AMONG OTHER THINGS, AN INVESTOR IN CLASS A COMMON STOCK IS DEEMED TO HAVE CONSENTED TO PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION WHICH PERMIT THE OFFICERS AND DIRECTORS OF THE COMPANY, THE LIMITED, INC. AND CERTAIN SUBSIDIARIES OF THE LIMITED, INC. TO ALLOCATE CORPORATE OPPORTUNITIES TO THE COMPANY, THE LIMITED, INC. OR SUCH SUBSIDIARIES AS SUCH OFFICERS OR DIRECTORS DEEM APPROPRIATE.

     Application will be made for approval of the listing of the Class A Common Stock on the New York Stock Exchange.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
           REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                           Initial Public      Underwriting      Proceeds to
                           Offering Price       Discount(1)       Company(2)
                           --------------      ------------      -----------
Per Share...........          $                   $                 $
Total(3)............       $                   $                 $

- ---------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting".
(2) Before deducting estimated expenses of $                    payable by the
    Company.
(3) The Company has granted the Underwriters an option for 30 days to purchase
    up to an additional                shares of Class A Common Stock at the
    initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount
    and proceeds to the Company will be $          , $        and $        ,
    respectively.  See "Underwriting".

     The shares offered hereby are offered severally by the
Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New
York, New York, on or about          , 1996, against payment therefor in
immediately available funds.

Goldman, Sachs & Co.
                      Lazard Freres & Co. LLC
                                       Montgomery Securities
                                                             J.P. Morgan & Co.

                              ---------------

              The date of this Prospectus is              , 1996.


                                  [PICTURES]

          IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY
OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.



                              PROSPECTUS SUMMARY

          The following is a summary of certain information contained elsewhere in this Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Prospectus. As used herein, unless the context otherwise requires, the "Company" or "Abercrombie & Fitch" means Abercrombie & Fitch Co. and its subsidiaries (which, prior to the formation of the Company on June 26, 1996, are referred to herein as the "Abercrombie & Fitch Business"), and "The Limited" means The Limited, Inc. and its subsidiaries (other than the Company). Unless indicated otherwise, the information contained in this Prospectus assumes that the Underwriters do not exercise their over-allotment options. Except as otherwise specified, references herein to years are to the Company's fiscal year, which ends on the Saturday closest to January 31 in the following calendar year. For example, "1995" refers to the fiscal year ended February 3, 1996. All fiscal years for which financial information is included in this Prospectus had 52 weeks, except 1995 which had 53 weeks. All references to "dollars" or "$" are to U.S. dollars. Unless otherwise defined herein, capitalized terms used in this summary have the meanings ascribed to them elsewhere in this Prospectus. Prospective investors should carefully consider the information set forth under the heading "Risk Factors".

                                  The Company

          Abercrombie & Fitch is a rapidly growing specialty retailer of high-quality, casual apparel for men and women approximately 15 to 50 years of age. The Company's net sales have increased from $85.3 million in 1992 to $235.7 million in 1995, representing a compound annual growth rate of 40.3%. During this time, operating income has improved from an operating loss of $10.2 million in 1992 to operating income of $23.8 million in 1995, while the number of Abercrombie & Fitch stores in operation more than doubled, increasing from 40 at the end of 1992 to 100 at the end of 1995. The Company plans to continue this new store expansion program by opening 30 new stores in 1996 and by increasing the number of stores in operation by approximately 20% annually for the next several years thereafter.

          The Abercrombie & Fitch brand was established in 1892 and became well known as a supplier of rugged, high-quality outdoor gear. Famous for outfitting the safaris of Teddy Roosevelt and Ernest Hemingway and the expeditions of Admiral Byrd to the North and South Poles, Abercrombie & Fitch goods were renowned for their durability and dependability--and Abercrombie & Fitch placed a premium on complete customer satisfaction with each item sold. In 1992, a new management team began repositioning Abercrombie & Fitch as a more fashion-oriented casual apparel business directed at men and women with a youthful lifestyle. In reestablishing the Abercrombie & Fitch brand, the Company combined its historical image for quality with a new emphasis on casual American style and youthfulness. The Company believes that this strategic decision has contributed to the strong growth and improved profitability it has experienced since 1992.

Business Strengths

          The Company believes that certain business strengths have contributed to its success in the past and will enable it to continue growing profitably.

      Established and Differentiated Lifestyle Brand. Abercrombie & Fitch has created a focused and differentiated brand image based on quality, youthfulness and classic American style. This image is consistently communicated through all aspects of the Company's business, including merchandise assortments, in-store marketing and print advertising. The Company believes that the strength of the Abercrombie & Fitch brand provides opportunities for increased penetration of current merchandise categories and entry into new product categories.

      Broad and Growing Appeal. The Company's merchandise assortment appeals to a broad range of customers with varying ages and income levels. The Company believes that both men and women interested in casual, classic American fashion are attracted to the Abercrombie & Fitch lifestyle image. The Company also believes that the brand's broad appeal has been augmented by, and should continue to benefit from, the current trend in fashion toward casual apparel.

      Proven Management Team. Since the current management team assumed responsibility in 1992, the Company has increased the level of brand awareness and consistently reported improved financial results. In addition, the Company's senior management has significant experience, with an aggregate of over one hundred years in the retail business. The Company believes that management's substantial experience and demonstrated track record of highly profitable growth strongly positions the Company for the future.

      Consistent Store Level Execution. Abercrombie & Fitch believes that a major element of its success is the consistent store level execution of its brand strategy. Store presentation is tightly controlled by the Company and is based on a detailed and comprehensive store plan regarding visual merchandising, marketing and fixtures to ensure that all stores provide a consistent portrayal of the brand. Store associates are trained as "brand representatives" who convey and reinforce the brand image through their attitude and enthusiasm.

      Quality. Since its founding over 100 years ago, Abercrombie & Fitch has maintained a strong reputation for quality. This reputation has been enhanced in recent years as management has made quality a defining element of the brand. The Company sources high quality natural fabrics from around the world and uses distinctive trim details and specialized washes to achieve a unique style and comfort in its products. As part of this focus on quality, the Company establishes on-going relationships with key factories to ensure reliability and consistency in production.

      Internal Design and Merchandising Capabilities. The cornerstone of the Company's business is its ability to design products which embody the Abercrombie & Fitch image. Abercrombie & Fitch develops substantially all of its merchandise line through its own design group, which allows it to develop exclusive merchandise and offer a consistent assortment within a season and from year to year. In addition, because the Company's merchandise is sold exclusively in its own stores, Abercrombie & Fitch is able to control the presentation and pricing of its merchandise, provide a higher level of customer service and closely monitor retail sell-through, which provides competitive advantages over other brand manufacturers that market their goods through department stores.

      Relationship with The Limited. Unlike most high growth, specialty apparel retailers, Abercrombie & Fitch directly benefits from the resources and expertise of a major retailer such as The Limited. Abercrombie & Fitch has been able to concentrate the efforts of its management team and associates on strengthening its brand image by taking advantage of The Limited's capabilities in the areas of real estate negotiation and acquisition, central distribution, sourcing, store design and construction and general corporate services. The Company will continue to receive such services after the Offerings pursuant to agreements to be entered into with The Limited. See "Relationship with The Limited".

Growth Strategy

          The Company has implemented a growth strategy designed to permit Abercrombie & Fitch to capitalize on its business strengths. The Company plans to continue its store expansion program by opening 30 new stores in 1996 and increasing the number of stores in operation by approximately 20% annually for the next several years thereafter. While substantially all stores to be opened in 1996 will be in regional shopping malls, the Company believes that selected street locations in university and high-traffic urban settings also provide attractive expansion opportunities. In addition, Abercrombie & Fitch believes that there are opportunities to expand its customer base and enhance the productivity of its stores through further penetration of existing merchandise categories and the introduction of new classifications and categories. Products which are being introduced or expanded in 1996 include men's and women's underwear and outerwear, fragrances, sunglasses and decorative home accessories. The Company believes that its internal design capability will enable it to continue to develop new merchandise which reflects the Abercrombie & Fitch lifestyle. See "Business--Growth Strategy".

          The Company currently is wholly owned by The Limited.  The
Company was incorporated in Delaware on June 26, 1996 as a holding company for the Abercrombie & Fitch Business. The Company's principal offices are located at Four Limited Parkway, Reynoldsburg, Ohio 43068. The Company's telephone number is (614) 577-6500.


                               The Offerings(1)

Class A Common Stock Offered by the Company(2):
 United States Offering...........................                    shares
 International Offering...........................  -------------     shares
   Total..........................................                    shares
Common Stock Outstanding After the Offerings(3):
 Class A Common Stock.............................                    shares
 Class B Common Stock.............................  -------------     shares
   Total..........................................                    shares
Proposed New York Stock Exchange Symbol for Class
 A Common Stock...................................
Use of Proceeds...................................  All of the net proceeds will be used to repay
                                                    borrowings of certain
                                                    of the Company's
                                                    subsidiaries under a
                                                    credit agreement
                                                    entered into with
                                                    certain lenders and
                                                    Chase Manhattan Bank,
                                                    as agent (the "Credit
                                                    Agreement"), which
                                                    borrowings were used to
                                                    fund a dividend to The
                                                    Limited and repay
                                                    certain obligations
                                                    owed to The Limited.

Voting Rights; Conversion.........................  The holders of Class A
                                                    Common Stock, par value
                                                    $.01 per share (the
                                                    "Class A Common
                                                    Stock"), generally have
                                                    rights, including as to
                                                    dividends, identical to
                                                    those of holders of
                                                    Class B Common Stock,
                                                    par value $.01 per
                                                    share (the "Class B
                                                    Common Stock"), except
                                                    that holders of Class A
                                                    Common Stock are
                                                    entitled to one vote
                                                    per share and holders
                                                    of Class B Common Stock
                                                    are entitled to three
                                                    votes per share.
                                                    Holders of the Class A
                                                    Common Stock and Class
                                                    B Common Stock
                                                    generally vote together
                                                    as a single class,
                                                    except as otherwise
                                                    required by Delaware
                                                    law.  See "Description
                                                    of Capital Stock --
                                                    Common Stock -- Voting
                                                    Rights".  Under certain
                                                    circumstances, Class B
                                                    Common Stock converts
                                                    to Class A Common
                                                    Stock.  See
                                                    "Relationship with The
                                                    Limited".

- -------------
(1) Does not include up to         shares of Class A Common Stock that are
    subject to the over-allotment options granted to the Underwriters by the Company. See "Underwriting".

(2) Includes up to     shares of Class A Common Stock reserved for purchase by
    associates and directors of Abercrombie & Fitch and certain other businesses operated by The Limited at the initial public offering price set forth on the cover page of this Prospectus. The offerings of Class
    A Common Stock by the U.S. Underwriters and the International Underwriters are referred to herein as the "Offerings".

(3) Does not include an aggregate of         shares of Class A Common Stock
    reserved for issuance in respect of associate and director stock options granted effective upon consummation of the Offerings with an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus. See "Executive Compensation".


                                 Dividends

          The Board of Directors of the Company currently intends to retain future earnings for the development of its business and does not anticipate paying regular quarterly dividends on the Class A Common Stock or the Class B Common Stock (collectively, the "Common Stock") for the foreseeable future. Under Delaware law, the declaration of dividends is within the discretion of the Company's Board of Directors and future dividends, if any, will depend upon various factors, including the Company's net income, current and anticipated cash needs and any other factors deemed relevant by the Board of Directors. By virtue of its Common Stock ownership, The Limited will have the ability to change the size and composition of the Company's Board of Directors and thereby control the payment of dividends by the Company. Pursuant to restrictions contained in the Credit Agreement, so long as the Credit Agreement is outstanding, the Company is prohibited from paying any dividends on its capital stock, including the Class A Common Stock. See "Description of Certain Indebtedness -- Credit Agreement".

                       Relationship with The Limited

          On June 26, 1996, The Limited announced that its board of directors had authorized the filing of a registration statement relating to an initial public offering of common stock of a subsidiary comprised of its Abercrombie & Fitch business. The Offerings are part of a reconfiguration plan initiated by The Limited in 1995 in order to permit the public offering of shares of common stock in Intimate Brands, Inc., a company consisting of its Victoria's Secret Stores, Victoria's Secret Catalogue, Bath & Body Works, Cacique, Penhaligon's and Gryphon businesses ("Intimate Brands"), and other possible sales of interests in its businesses. The Limited authorized such transactions so as to effect changes that are intended to encourage entrepreneurial spirit, yield better performance, develop new growth opportunities for all the businesses operated by The Limited and, at the same time, indirectly to create new career opportunities for all of The Limited's associates. The reconfiguration was also intended to enable certain of The Limited's businesses to operate more independently while allowing The Limited to focus on inventing new retail brand concepts.

          The Company is currently wholly owned by The Limited. Upon consummation of the Offerings, The Limited will own 100% of the Class B Common
Stock, which will represent approximately     % of the combined voting power
of all classes of voting stock (    % if the Underwriters' over-allotment
options are exercised in full) and thus will continue to have the ability to direct the election of all of the directors of the Company and otherwise exercise a controlling influence over the business and affairs of the Company. The Limited is principally engaged in the purchase, distribution and sale of women's apparel and had 1995 net sales (including Intimate Brands and the Abercrombie & Fitch Business) of approximately $7.9 billion. The Limited operates, among other things, Intimate Brands, and the Express, The Limited Stores, Lerner New York, Lane Bryant and Henri Bendel women's apparel businesses and the Structure, The Limited Too and Galyan's retail stores.

          The Limited has advised the Company that its current intent is to continue to hold all of the Class B Common Stock beneficially owned by The Limited. However, The Limited has no agreement with the Company not to sell or distribute such shares and, other than pursuant to the Underwriting Agreement described below, there can be no assurance concerning the period of time during which The Limited will maintain its beneficial ownership of Common Stock. The Company has agreed to use its best efforts to effect the registration under the applicable federal and state securities laws of any of the Class B Common Stock held by The Limited. Beneficial ownership of at least 80% of the total voting power and value of the outstanding Common Stock is required in order for The Limited to continue to include the Company in its consolidated group for federal income tax purposes and ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required in order for The Limited to be able to effect a Tax-Free Spin-Off (as hereinafter defined) of the Company. In the event The Limited decreases its ownership below 80%, all borrowings under the Credit Agreement must be repaid. See "Description of Certain Indebtedness -- Credit Agreement". Also, the Company and The Limited will agree with the Underwriters not to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into or exchangeable or exercisable for Common Stock) for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters, subject to certain exceptions. See "Underwriting". The Company does not intend to issue additional shares of Class B Common Stock except in a manner which would permit The Limited to maintain its proportional beneficial interest in the value and voting power of the Company upon the issuance of additional shares of Class A Common Stock. See "Relationship with The Limited -- Corporate Agreement". The Limited has no current plans with respect to a Tax-Free Spin-Off of Abercrombie & Fitch.

          Each share of Class B Common Stock is convertible while held by The Limited or any of its subsidiaries at such holder's option into one share of Class A Common Stock. Any shares of Class B Common Stock transferred to a person other than The Limited or any of its subsidiaries shall automatically convert to shares of Class A Common Stock upon such disposition, except for a disposition effected in connection with a transfer of Class B Common Stock to shareholders of The Limited as a dividend intended to be on a tax-free basis (a "Tax-Free Spin-Off") under the Internal Revenue Code of 1986, as amended (the "Code").

          In the event of a Tax-Free Spin-Off, shares of Class B Common
Stock shall automatically convert into shares of Class A Common Stock on the fifth anniversary of the Tax-Free Spin-Off, unless prior to such Tax-Free Spin-Off The Limited delivers to the Company an opinion of counsel (which counsel shall be reasonably satisfactory to the Company) to the effect that such conversion would preclude The Limited from obtaining a favorable ruling from the Internal Revenue Service that the distribution would be a Tax-Free Spin-Off under the Code. If such an opinion is received, approval of such conversion shall be submitted to a vote of the holders of Abercrombie &
Fitch's Common Stock as soon as practicable after the fifth anniversary of the Tax-Free Spin-Off, unless The Limited delivers to the Company an opinion of
The Limited's counsel (which counsel shall be reasonably satisfactory to the Company) prior to such anniversary that such vote would adversely affect the status of the Tax-Free Spin-Off. Approval of such conversion will require the affirmative vote of the holders of a majority of the shares of both the Abercrombie & Fitch's Class A Common Stock and Class B Common Stock present and voting, voting together as a single class, with each share entitled to one vote for such purpose.  No assurance can be given that such conversion would be consummated. The Limited will convert its Class B Common Stock to Class A Common Stock immediately prior to a Tax-Free Spin-Off if, after such conversion, it would have beneficial ownership of at least 80% of the voting power of the outstanding Common Stock. All shares of Class B Common Stock shall automatically convert into Class A Common Stock if a Tax-Free Spin-Off has not occurred and the number of outstanding shares of Class B Common Stock falls below 60% of the aggregate number of outstanding shares of Common Stock. This will prevent The Limited from decreasing its economic interest in the
Company to less than 60% while still retaining control of approximately     %
of Abercrombie & Fitch's voting power. All conversions will be effected on a share-for-share basis. For a description of other provisions governing the conversion of Class B Common Stock, see "Description of Capital Stock --
Common Stock -- Conversion".

          The requirement that The Limited retain beneficial ownership of at least 80% of the voting power of the outstanding Common Stock after any conversion prior to a Tax-Free Spin-Off is intended to ensure that the tax treatment of the Tax-Free Spin-Off is preserved. Similarly, the requirement to submit such conversion to a vote of the holders of Common Stock is intended to preserve such tax treatment should the Internal Revenue Service challenge such automatic conversion as violating the 80% vote requirement. Automatic conversion of the Class B Common Stock into Class A Common Stock if a Tax-Free Spin-Off has not occurred and The Limited decreases its economic interest in the Company to less than 60% is intended to ensure that The Limited retains voting control by virtue of its ownership of Class B Common Stock only if it has a sizable economic interest in the Company. For so long as The Limited maintains beneficial ownership of a majority of the number of outstanding shares of Common Stock, the Company may not act in a way which may reasonably be anticipated to result in a contravention by The Limited of (i) The Limited's certificate of incorporation or bylaws; (ii) any credit agreement binding upon The Limited; or (iii) any judgment, order or decree of any governmental body having jurisdiction over The Limited.

          Under agreements to be entered into between the Company and The Limited upon consummation of the Offerings, The Limited will continue to provide certain services to the Company and The Limited will make available certain associate benefit plans to the Company's associates. In addition, the Company and an affiliate of The Limited have entered into a sublease agreement and, upon consummation of the Offerings, the Company and The Limited intend to enter into a number of other intercompany agreements, including corporate and tax-sharing agreements. With respect to matters covered by the services agreement, the relationship between The Limited and Abercrombie & Fitch is intended to continue in a manner generally consistent with past practices.
See "Relationship with The Limited". Although the Company will own all the trademarks and service marks used in its business, for so long as the Company remains a subsidiary of The Limited, The Limited will be entitled to use the Company's trademarks and service marks at no cost to The Limited in The Limited's annual report to shareholders and publicity material and for other similar purposes.

          Abercrombie & Fitch and certain of its subsidiaries are currently subject to intercompany obligations to The Limited in an aggregate principal amount of $53.1 million. Such indebtedness will remain outstanding after consummation of the Offerings, of which $50 million is evidenced by a note (the "Mirror Note") that represents Abercrombie & Fitch's share of certain long-term debt of The Limited and $3.1 million is evidenced by a note (the "Working Capital Note") payable to The Limited on January 31,
1997. The long-term Mirror Note bears interest at the rate of 7.80% per annum and matures on May 15, 2002, paralleling the terms of the corresponding debt of The Limited. The Working Capital Note bears interest at a rate of 6.75% per annum. See "Capitalization" and "Description of Certain Indebtedness -- Intercompany Debt".


                   SUMMARY FINANCIAL AND OPERATING DATA

          Set forth below is summary historical financial and operating data for the periods indicated for the Abercrombie & Fitch Business. This information should be read in conjunction with the Abercrombie & Fitch Business' historical and pro forma consolidated financial statements and notes thereto included elsewhere in this Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information set forth herein. The information for fiscal years 1991 and 1992 is derived from the Abercrombie & Fitch Business' unaudited consolidated financial statements. The selected financial data as of and for the quarters ended April 29, 1995 and May 4, 1996 are derived from the unaudited consolidated financial statements also appearing herein, which, in the opinion of management, reflect all adjustments (which are of a recurring nature) necessary to present fairly the financial position and results of operations and cash flows for the interim periods. Results for the period ended May 4, 1996 are not necessarily indicative of the results of operations to be expected for the full fiscal year.

                                                             Fiscal Year Ended                                Quarter Ended
                                     ------------------------------------------------------------------   ----------------------
                                     February 1,  January 30,  January 29,    January 28,   February 3,   April 29,     May 4,
                                        1992         1993         1994           1995        1996(1)        1995         1996
                                     -----------  -----------  -----------    -----------   -----------   ---------    ---------
                                             (in thousands, except per share, per square foot and number of stores data)

Statement of Operations Data:
  Net sales........................  $ 62,583     $ 85,301      $110,952        $165,463      $235,659     $ 33,377    $ 51,020
  Gross income(2)..................     9,665       13,413        30,562          56,820        79,794        8,428      14,894
  General, administrative and
   store operating expenses(3).....    21,268       23,603        30,240          43,069        55,996       10,297      15,293
  Operating income (loss)(4).......   (11,603)     (10,190)       (4,064)         13,751        23,798       (1,869)       (399)
  Net income (loss)................    (7,003)      (6,090)       (2,464)          8,251        14,298       (1,169)       (199)
  Pro forma net income (loss)(5)...                                                              9,909       (3,333)     (2,463)
  Pro forma weighted average
    number of shares(6)............
  Pro forma net income (loss)
   per share(5)(6).................
Balance Sheet Data:
  Inventories......................  $ 11,932     $ 15,075     $ 10,052        $ 16,551      $ 30,388       $ 20,923   $ 33,042
  Total assets.....................    47,967       61,626       48,882          58,018        87,693         63,663     89,717
  Pro forma long-term debt (7).....                                                                                      50,000
  Pro forma shareholders'
   equity (deficit)(8).............                                                                                     (16,820)
Other Data:
  Total net sales growth...........        --         36.3%        30.1%           49.1%         42.4%          42.6%      52.9%
  Gross income percentage(9).......      15.4%        15.7%        27.5%           34.3%         33.9%          25.3%      29.2%
  Operating income (loss)
   percentage(9)...................     (18.5%)      (11.9%)       (3.7%)           8.3%         10.1%          (5.6%)     (0.8%)
  Number of stores at period end...        36           40           49              67           100             72        102
  Total selling square feet........       287          332          405             541           792            580        804
  Sales per selling square foot(10)  $    261     $    276     $    301        $    350      $    354       $     60   $     64

- ------------
(1)  Represents the 53-week fiscal year ended February 3, 1996.

(2) Gross income equals net sales less cost of goods sold, occupancy and buying costs.

(3) General, administrative and store operating expenses include charges and allocations made by The Limited to the Abercrombie & Fitch Business.

(4) Reflects a $4.4 million nonrecurring charge in 1993. See Note 3 to the Consolidated Financial Statements.

(5) Gives pro forma effect to the interest expense, net of tax benefit, on the $3.1 million Working Capital Note and the long-term Mirror Note in the amount of $50 million. Also includes the pro forma effect of interest expense and certain fees, net of tax benefit on borrowings under the Credit Agreement for the quarters ended April 29, 1995 and May 4, 1996 and the year ended February 3, 1996. See "Pro Forma Consolidated Financial Statements".

(6)  Pro forma net income (loss) per share is based on pro forma net income
     (loss) and the weighted average number of shares of Class A and Class B Common Stock expected to be outstanding after the Offerings. Pro forma net income (loss) per share is not necessarily indicative of what actual net income (loss) per share would have been if the Offerings occurred on the basis assumed.

(7)  Represents the long-term Mirror Note.

(8) Gives pro forma effect to approximately $82 million in obligations owed to The Limited, a $27 million dividend to The Limited and the issuance and sale of Class A Common Stock in the Offerings and the application of the net proceeds therefrom to repay approximately $115 million of borrowings under the Credit Agreement. See "Pro Forma Consolidated Financial Statements".

(9)  Calculated as a percentage of net sales.

(10) Sales per selling square foot is the result of dividing net sales for the period by average selling square feet, which represents the average of selling square feet at the beginning and end of each fiscal period.
     These amounts are not adjusted to reflect the seasonal nature of the Company's sales or the impact of opening stores in different periods during the year. Sales per selling square foot for interim periods are not representative of results to be expected for a full fiscal year.

A listing of key business statistics follows:


                                                             Fiscal Year Ended                                Quarter Ended
                                     ------------------------------------------------------------------   ----------------------
                                     February 1,  January 30,  January 29,    January 28,   February 3,   April 29,     May 4,
                                        1992         1993         1994           1995        1996(1)        1995         1996
                                     -----------  -----------  -----------    -----------   -----------   ---------    ---------
                                             (in thousands, except per share, per square foot and number of stores data)

Number of stores opened during
 the period........................        10            4             9           20            33            5           2
Number of stores closed during
 the period........................         1           --            --             2            --          --          --
Number of stores at period end.....        36           40            49            67           100          72         102
Total selling square feet (000's)..       287          332           405           541           792         580         804
Sales per selling square foot(1)...      $261         $276          $301          $350          $354         $60         $64
Comparable store sales
 growth(2).........................        10%           8%            6%           15%            5%          7%         17%

- ----------------
(1) See footnote 10 above.

(2) Abercrombie & Fitch includes a store in its comparable store sales calculation at the beginning of the 53rd week of the store's operation. Stores that are expanded or downsized more than 20% in square feet are treated as new stores for purposes of this calculation only.


                               RISK FACTORS

          Prior to making an investment decision, prospective investors should carefully consider the following specific investment considerations.
See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" for a description of other factors affecting the business of the Company.

Consent to Limitations of Liability

          The Company's Certificate of Incorporation includes provisions relating to potential conflicts of interest that may arise between the Company and The Limited and its subsidiaries. See "Description of Capital Stock".

          The following provisions were adopted in light of the fact that the Company and The Limited and its subsidiaries are engaged in retail businesses and intend to enter into contracts and other arrangements after the Offerings. To date, the Company and The Limited have not adopted any formal procedures designed to resolve potential conflicts of interest between the two companies. The Company intends to develop procedures to address such conflicts. The precise nature of any conflict resolution procedures will be determined in light of, among other things, the nature of the conflict being addressed. Any person purchasing or acquiring an interest in shares of capital stock of the Company, including the Underwriters, will be deemed to have consented to such provisions relating to conflicts of interest and corporate opportunities, and such consent may restrict such person's ability to challenge transactions carried out in compliance with such provisions. In addition, the Company intends to disclose the existence of such provisions in its Annual Reports on Form 10-K as well as in certain other filings with the Securities and Exchange Commission (the "Commission"). The certificate of incorporation of The Limited does not include comparable provisions relating to conflicts of interest or corporate opportunities.

          The enforceability of the provisions discussed below under Delaware corporate law has not been established and, due to the absence of relevant judicial authority, counsel to the Company is not able to deliver an opinion as to the enforceability of such provisions. Whether or not such provisions are held to be enforceable, the Company believes its directors will be able to fulfill their fiduciary duties to its shareholders. In addition, it is the opinion of the Commission that any indemnification of directors, officers or controlling persons of the Company for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

          Transactions with Interested Parties

          The Company's Certificate of Incorporation provides that no contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) between the Company and The Limited or any subsidiary of The Limited (other than the Company) or between the Company and any entity in which a director of the Company has a financial interest (a "Related Entity") or between the Company and any director or officer of the Company, The Limited, any subsidiary of The Limited or any Related Entity shall be void or voidable solely for the reason that The Limited or such subsidiary, a Related Entity or any one or more of the officers or directors of the Company, The Limited or such subsidiary or any Related Entity are parties thereto, or solely because any such directors or officers are present at, participate in or vote (which vote shall be counted) with respect to the authorization of the contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof). Further, the Company's Certificate of Incorporation provides that The Limited, its subsidiaries and any Related Entity shall not be liable to the Company or its shareholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of the Company or the derivation of any improper personal benefit by reason of the fact that The Limited, such subsidiary or such Related Entity in good faith takes any action or exercises any rights or gives or withholds any consent in connection with any agreement or contract between The Limited, such subsidiary or such Related Entity and the Company. No vote cast or other action taken by any person who is an officer, director or other representative of The Limited, such subsidiary or such Related Entity, which vote is cast or action is taken by such person in his capacity as a director of the Company, shall constitute an action of or the exercise of a right by or a consent of The Limited, such subsidiary or such Related Entity for the purpose of any such agreement or contract.

          Allocations of Corporate Opportunities

          The Company's Certificate of Incorporation provides that in the event a director, officer or associate of the Company who is also a director, officer or associate of The Limited or its subsidiaries acquires knowledge of a transaction or other matter that may constitute a corporate opportunity of either or both the Company and The Limited or its subsidiaries, such corporate opportunity may be allocated either to the Company or The Limited or its subsidiaries as such director, officer or associate deems appropriate under the circumstances.

          Actions under Intercompany Agreements

          The Company's Certificate of Incorporation limits the liability of officers and directors of The Limited and its subsidiaries for breaches of fiduciary duty for actions taken or omitted under certain intercompany agreements.

          Limitations on Fiduciary Duties

          The Company's Certificate of Incorporation generally eliminates the liability of directors and officers of the Company with respect to certain matters involving The Limited and its subsidiaries, including matters that may constitute corporate opportunities of The Limited, its subsidiaries or the Company. These provisions of the Company's Certificate of Incorporation eliminate certain rights that might have been available to shareholders under Delaware law had such provisions not been included in the Certificate of Incorporation, although the enforceability of such provisions has not been established.

          Limitation on Personal Monetary Liability, Including Gross
Negligence

          Under the Company's Certificate of Incorporation, the directors' personal monetary liability for breach of their fiduciary duty of care, including actions involving gross negligence, will also be eliminated to the fullest extent permitted under Delaware law.

Control by The Limited

          The Limited is currently the only shareholder of the Company.
Upon completion of the Offerings, The Limited will own 100% of the outstanding Class B Common Stock of the Company (which Class B Common Stock is entitled to three votes per share on any matter submitted to a vote of the Company's shareholders). The Class B Common Stock will represent approximately
     % of the combined voting power of all classes of voting stock (    % if
the Underwriters' over-allotment options are exercised in full) and thus will be able to direct the election of all of the members of the Company's Board of Directors and exercise a controlling influence over the business and affairs of the Company, including any determinations with respect to mergers or other business combinations involving the Company, the acquisition or disposition of assets by the Company, the incurrence of indebtedness by the Company, the issuance of any additional Common Stock or other equity securities and the payment of dividends with respect to the Common Stock. Similarly, The Limited will have the power to determine matters submitted to a vote of the Company's shareholders without the consent of the Company's other shareholders, will have the power to prevent a change of control of the Company and could take other actions that might be favorable to The Limited. The grant pursuant to associate benefit plans of Common Stock to, or the acquisition of Common Stock upon the exercise of stock options held by, associates of the Company would reduce the percentage ownership and voting interest in the Company of the public shareholders of the Company.

          The Limited has advised the Company that its current intent is to continue to hold all of the Class B Common Stock beneficially owned by it. However, The Limited has no agreement with the Company not to sell or distribute such shares, and, except for restrictions in the Underwriting Agreement set forth below, there can be no assurance concerning the period of time during which The Limited will maintain its beneficial ownership of Common Stock. Pursuant to the Underwriting Agreement, The Limited will agree, subject to certain exceptions, not to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into or exchangeable or exercisable for Common Stock) owned by it for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. The Company has agreed, at the request of The Limited, to use its best efforts to effect the registration under applicable federal and state securities laws of any of the Class B Common Stock held by The Limited. Beneficial ownership of at least 80% of the total voting power and value of the outstanding Common Stock is required in order for The Limited to continue to include the Company in its consolidated group for federal income tax purposes, and ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required in order for The Limited to be able to effect a Tax-Free Spin-Off of the Company. In the event The Limited decreases its ownership below 80%, all borrowings under the Credit Agreement must be repaid. See "Description of Certain Indebtedness -- Credit Agreement". Because The Limited may seek to maintain its beneficial ownership percentage of the Company for tax planning purposes or otherwise and may not desire to acquire additional shares of Common Stock in connection with a future issuance of shares by the Company, the Company may be constrained in its ability to raise equity capital in the future or to issue Common Stock in connection with acquisitions.

          For so long as The Limited maintains beneficial ownership of a majority of the number of outstanding shares of Common Stock, the Company may not act in a way which may reasonably be anticipated to result in a contravention by The Limited of: (i) The Limited's certificate of incorporation or bylaws; (ii) any credit agreement binding upon The Limited; or (iii) any judgment, order or decree of any governmental body having jurisdiction over The Limited.

          Each member of a consolidated group for federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. For benefit plan purposes, the Company will be part of The Limited's controlled group, which includes The Limited and its other subsidiaries. Under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and federal income tax law, each member of the controlled group is jointly and severally liable for funding and termination liabilities of tax qualified defined benefit retirement plans as well as certain plan taxes. Accordingly, during the period in which the Company is included in The Limited's consolidated or controlled group, the Company could be liable under such provisions in the event any such liability or tax is incurred, and not discharged, by any other member of The Limited's consolidated or controlled group.

          The Company's Board of Directors currently consists of three members, two of whom serve concurrently as members of the Board of Directors of The Limited and Intimate Brands. Mr. Leslie H. Wexner, Chairman, President and Chief Executive Officer of The Limited, will also serve as Chairman of the Board of the Company, and Kenneth B. Gilman, Vice Chairman of The Limited, will also serve as Vice Chairman of the Board of the Company. In light of its ownership of the Company's Class B Common Stock, The Limited will have the ability to change the size and composition of the Company's Board of Directors and committees of the Board of Directors. See "Relationship with The Limited
- -- Corporate Agreement".

Potential Conflicts of Interest

          Various conflicts of interest between the Company and The Limited could arise following completion of the Offerings.

          Control of Certain Real Estate Matters

          Pursuant to the terms of the services agreement to be entered into between the Company and The Limited and consistent with past practices, The Limited will be granted the exclusive right to negotiate all store leases on behalf of Abercrombie & Fitch. While Abercrombie & Fitch will use The Limited's real estate division to select store sites and negotiate leases, Abercrombie & Fitch has the final authority to choose to accept or not to accept a store site or lease negotiated by The Limited. Similarly, The Limited will be entitled to allocate store space among Abercrombie & Fitch and other retail businesses operated by The Limited. Although Abercrombie & Fitch's management believes that this arrangement provides it with significant advantages, it may result in conflicts of interest between the Company and The Limited. See "Relationship with The Limited -- Services Agreement" and "Business -- Central Real Estate Management".

          Cross-Directorships and Stock Ownership

          Leslie H. Wexner, Chairman of the Board, and Kenneth B. Gilman,
Vice Chairman of the Board, as well as Michael S. Jeffries, President and Chief Executive Officer of Abercrombie & Fitch, hold shares of common stock and options to acquire common stock of The Limited. Such shares and options are material to the net worth of Mr. Wexner, Mr. Gilman and Mr. Jeffries. See "Executive Compensation". Cross-directorships and ownership interests of directors or officers of the Company in common stock of The Limited could create or appear to create potential conflicts of interest when directors and officers are faced with decisions that could have different implications for the Company and The Limited. Nevertheless, the Company believes that such directors would be able to fulfill their fiduciary duties to its shareholders. See "Description of Capital Stock -- Certain Certificate of Incorporation and Bylaw Provisions". The certificate of incorporation of The Limited does not include provisions addressing these potential conflicts.

          Control of Certain Personnel Matters

          In an effort to promote the career development of senior associates of The Limited's various businesses and to address its own personnel requirements, The Limited may reassign associates from positions at one of its businesses to positions in another business operated by The Limited. Such assignments and reassignments are within the discretion of The Limited and are made with a view towards optimizing the allocation of personnel among the different businesses of The Limited. Although this arrangement may create occasional difficulties for Abercrombie & Fitch, Abercrombie & Fitch's management believes that providing senior managers with opportunities for advancement at other businesses of The Limited is an important advantage in recruiting associates. In addition, Abercrombie & Fitch believes it has benefitted from this arrangement, as experienced managers from other businesses operated by The Limited have been assigned to Abercrombie & Fitch. Although The Limited has no present intention to relocate any senior Abercrombie & Fitch merchandising personnel or other senior executive officers from Abercrombie & Fitch to other businesses controlled by The Limited, there can be no assurance as to future assignments of senior associates of The Limited's other businesses to Abercrombie & Fitch or from Abercrombie & Fitch to other businesses controlled by The Limited.

          Control of Tax Matters

          By virtue of its controlling beneficial ownership and the terms of the tax-sharing agreement to be entered into between the Company and The Limited, The Limited will effectively control all of the Company's tax decisions. Under the tax-sharing agreement, The Limited will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to Abercrombie & Fitch, to file all returns on behalf of the Company and to determine the amount of Abercrombie & Fitch's liability to (or entitlement to payment from) The Limited under the tax-sharing agreement. See "Relationship with The Limited--Tax-Sharing Agreement". This arrangement may result in conflicts of interest between the Company and The Limited. For example, under the tax-sharing agreement, The Limited may choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to The Limited and detrimental to the Company. In connection therewith, however, The Limited is obligated under the tax-sharing agreement to act in good faith with regard to all members included in the applicable returns.

          Competition with The Limited

          The Limited is one of the largest specialty retailers in the United States. The Limited is not restricted in any manner from competing with Abercrombie & Fitch and currently markets merchandise similar to that sold by the Company through certain of its other subsidiaries. There can be no assurance that The Limited will not expand, through development of new lines of products or businesses, acquisition or otherwise, its operations that compete with Abercrombie & Fitch.

Intercompany Agreements Not Subject to Arm's-Length Negotiation

          The Limited (or one or more of its subsidiaries) and the Company have entered and intend to enter into certain intercompany agreements, including agreements pursuant to which The Limited (or one or more of its subsidiaries) will provide various services to Abercrombie & Fitch, and a tax-sharing agreement, that are material to the conduct of the Company's business. With respect to matters covered by the services agreement, the relationship between The Limited and Abercrombie & Fitch is intended to continue in a manner generally consistent with past practices. See "Relationship with The Limited" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Liquidity and Capital Resources". Because Abercrombie & Fitch is a wholly-owned subsidiary of The Limited, none of these agreements will result from arm's-length negotiations and, therefore, the prices charged to the Company for services provided thereunder may be higher or lower than prices that may be charged by third parties.

Immediate and Substantial Dilution and Negative Pro Forma Net Tangible Book
Value

          Purchasers of Class A Common Stock in the Offerings will
experience an immediate dilution of $      per share in the net tangible book
value of their Class A Common Stock from the estimated initial public offering
price of $      per share.  Prior to completion of the Offerings, the
Company's pro forma net tangible book value per share of Common Stock will be
$     , whereas upon completion of the Offerings, it will be $     .  This
will result in an increase in net tangible book value of $      per share of
Class B Common Stock that will be received by The Limited attributable to the Offerings. Due to the negative pro forma net tangible book value of the Company prior to the completion of the Offerings, purchasers of Class A Common Stock in the Offerings will have paid 100% of the Company's total capital
after the Offerings while receiving only     % of the economic interests
therein.

Seasonality

          The Company experiences seasonal fluctuations in its net sales and net income, with a disproportional amount of the Company's net sales and a majority of its net income typically realized during the fourth quarter. Net sales and net income are generally weakest during the first quarter. The Company's quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings and the net sales contributed by new stores, merchandise mix and the timing and level of markdowns. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Quarterly Fluctuations".

Future Growth

          Abercrombie & Fitch has grown rapidly over the past several years. The Company's future growth prospects are dependent upon a number of factors, including, among other things, the availability of suitable store locations, the ability to develop new merchandise and the ability to hire and train qualified associates. There is no assurance that the Company will be able to continue to grow profitably. In 1995, the Company spent $22.3 million for new stores and remodeling and expanding existing stores and anticipates spending between $19 and $23 million in 1996 and 1997 for such capital expenditures. The Company expects that substantially all future capital expenditures will be funded by net cash provided by operating activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business".

Dependence on Key Personnel

          The Company believes that it has benefitted substantially from the leadership of Leslie H. Wexner, Chairman, President and Chief Executive Officer of The Limited and Chairman of the Board of the Company and Michael S. Jeffries, President and Chief Executive Officer of Abercrombie & Fitch. The loss of any of the services of these individuals could have a material adverse effect on the Company's business and prospects. In addition, Mr. Wexner's service as Chairman, President and Chief Executive Officer of The Limited and Chairman of the Board of the Company may create or appear to create potential conflicts of interest. See "-- Potential Conflicts of Interest".

Factors Affecting Abercrombie & Fitch's Business; Foreign Sourcing

          Abercrombie & Fitch's business is sensitive to changes in consumer spending patterns, consumer preferences and overall economic conditions. In addition, Abercrombie & Fitch competes with a broad range of other retailers, some of whom have greater financial resources than the Company. In 1995, approximately 56% of the Company's merchandise was sourced from independent foreign factories located primarily in the Far East. The Company has no long-term merchandise supply contracts and many of its imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods which may be imported into the United States from countries in that region. The Company competes with other companies for production facilities and import quota capacity. The Company's business is also subject to a variety of other risks generally associated with doing business abroad, such as political instability (including issues concerning the future of Hong Kong following the transfer of Hong Kong to The People's Republic of China on July 1, 1997), currency and exchange risks and local political issues. The Company's future performance will be subject to such factors, which are beyond its control, and there can be no assurance that such factors would not have a material adverse effect on the Company's results of operations. See "Business -- Sourcing" and "-- Competition".

No Prior Market; Possible Volatility of Stock Price

          Prior to the Offerings, there has been no public market for the Class A Common Stock of the Company. There can be no assurance that the initial public offering price will correspond to the price at which the Class A Common Stock will trade in the public market subsequent to the Offerings or that an active public market for the Class A Common Stock will develop and continue after the Offerings. For a discussion of the factors to be considered in determining the initial public offering price, see "Underwriting".

Possible Future Sales of Common Stock by The Limited

          Subject to applicable federal securities laws and the restrictions set forth below in the Underwriting Agreement, The Limited may sell any and all of the shares of Common Stock beneficially owned by it or distribute any or all of the shares of Common Stock to its shareholders. The Company has agreed to use its best efforts to effect the registration under applicable federal and state securities laws of any of the Class B Common Stock held by The Limited. See "Relationship with the Limited--Corporate Agreement". Pursuant to the Underwriting Agreement, The Limited will agree, subject to certain exceptions, not to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into or exchangeable or exercisable for Common Stock) for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. Sales or distributions by The Limited of substantial amounts of Common Stock in the public market or to its shareholders could adversely affect prevailing market prices for the Class A Common Stock. See "Relationship with The Limited" and "Shares Eligible for Future Sale".

Anti-Takeover Provisions

          The Company's Certificate of Incorporation and Bylaws contain a number of provisions that could impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. Those provisions include (i) a requirement that a vote of the holders of at least 75% of the outstanding Common Stock is required to effect a merger or consolidation with any person or entity owning 5% or more of the Common Stock of the Company (an "Interested Person"), a sale of all or substantially all of the assets of the Company to an Interested Person and certain other control transactions; (ii) a classified board; and (iii) a requirement that certain provisions of the Company's Certificate of Incorporation and Bylaws may be amended, and directors may be removed, only with the approval of the holders of at least 75% of the outstanding Common
Stock.  The Limited, as owner of approximately       % of the combined voting
power of all classes of voting stock, could sell or otherwise dispose of a substantial portion of its holdings and still be able to block any merger, consolidation, takeover or other business combination with any Interested Person and certain other material transactions and matters. In addition, the Company is subject to the provisions of Section 203 of the Delaware General Corporation Law. See "Description of Capital Stock -- Certain Certificate of Incorporation and Bylaw Provisions" and "-- The Delaware General Corporation Law".

                              USE OF PROCEEDS

          The estimated proceeds to the Company from the Offerings, after
the deduction of the underwriting expenses, will be $        million ($
million if the Underwriters' over-allotment options are exercised in full), which proceeds are expected to be used to repay borrowings by subsidiaries of the Company under the Credit Agreement previously entered into with certain lenders and Chase Manhattan Bank, as agent. The current weighted average effective interest rate applicable to borrowings under the Credit Agreement is approximately 5.98% per annum. Pursuant to the Credit Agreement, which has a scheduled final maturity of June 30, 2001, borrowings thereunder must be repaid in an amount equal to the Excess Cash Flow (as defined therein) of the Company, which amount will include the net proceeds of the Offerings. Borrowings under the Credit Agreement were used to fund a dividend to The Limited and repay certain obligations owed to The Limited.

                                 DIVIDENDS

          The Board of Directors of the Company currently intends to retain future earnings for the development of its business and does not anticipate paying regular quarterly dividends on the Common Stock for the foreseeable future. Under Delaware law, the declaration of dividends is within the discretion of the Company's Board of Directors and future dividends, if any, will depend upon various factors, including the Company's net income, current and anticipated cash needs and any other factors deemed relevant by the Board of Directors. By virtue of its stock ownership, The Limited will have the ability to change the size and composition of the Company's Board of Directors and thereby control the payment of dividends by the Company. Pursuant to restrictions contained in the Credit Agreement, so long as the Credit Agreement is outstanding, the Company is prohibited from paying any dividends on its capital stock, including the Class A Common Stock. See "Description of Certain Indebtedness -- Credit Agreement".

                                 DILUTION

          The negative pro forma net tangible book value of the Common
Stock at          , 1996 would have been  $        or $   per share, based
upon            shares of Class B Common Stock outstanding.  Assuming the
Offerings were consummated on          , 1996, after giving effect to the
issuance of          shares of Class A Common Stock in the Offerings (at an
assumed initial public offering price of $     per share and after deducting
anticipated offering expenses and the underwriting discount and commissions),
the pro forma net tangible book value at           , 1996 would have been $
        , or $     per share.  This represents an immediate increase in net
tangible book value of $     per share of Class B Common Stock to The Limited
and an immediate dilution of net tangible book value of $     per share of
Common Stock to new investors purchasing Class A Common Stock in the Offerings. Pro forma net tangible book value per share is determined by subtracting total liabilities from tangible assets and dividing the remainder by the number of shares of Common Stock outstanding. The following table illustrates this per share dilution:

Assumed initial public offering price per share..............         $
Pro forma net tangible book value per share of Common Stock
 before the Offerings........................................$
Increase per share attributable to new investors(1).......... ________
Pro forma net tangible book value per share of Common
 Stock after the Offerings...................................         ________
Dilution per share to Class A Common Stock investors(2)......         $

- -------------------
(1) After deducting the underwriting discount and commissions and estimated expenses of the Offerings.

(2) Dilution is determined by subtracting net tangible book value per share after giving effect to the Offerings from the initial public offering price paid by a new investor for a share of Class A Common Stock.

          The following table summarizes, on a pro forma basis at , 1996, the differences between the number of shares held by, the voting rights of, the total investment in the Company of and the average cost per share paid by The Limited and the investors purchasing shares of Class A Common Stock in the Offerings:


                        Shares Held                                                Total Investment
                 ------------------------                                    -----------------------------
                            Percentage of            Percentage of                           Percentage of          Average Cost
                 Number      the Company             Voting Rights            Amount          Investment              Per Share
                 -------   --------------            -------------            ------         -------------          ------------

                                             (dollars in millions except per share amounts)

The Limited                                                                   $
New Investors
                -------   --------------            -------------            ------         -------------          ------------
  Total                            100%                      100%
                =======   ==============            =============            ======         =============          ============


          The foregoing tables assume no exercise of the Underwriters' over-allotment options or any outstanding stock options. See "Executive Compensation" for information regarding stock options.

                              CAPITALIZATION

          The following table sets forth the historical and pro forma
(before the Offerings) capitalization of the Company as of May 4, 1996 based on the estimated effects of the following transactions and events: (i) transfer of certain preexisting obligations of Abercrombie & Fitch's operating subsidiary to Abercrombie & Fitch's trademark subsidiary in the amount of $32 million (the "Trademark Obligations") by such trademark subsidiary to The Limited and a resulting dividend to The Limited in a corresponding amount;
(ii) distribution of the long-term Mirror Note in the amount of $50 million by Abercrombie & Fitch's operating subsidiary to The Limited and a resulting dividend to the Limited in a corresponding amount; (iii) borrowing by two of Abercrombie & Fitch's subsidiaries of $150 million under the Credit Agreement and the application of such funds to repay $91 million of long-term debt owed to The Limited, to pay a $27 million dividend to The Limited and to repay in full the Trademark Obligations; and (iv) conversion of the remaining $3.1 million of long-term intercompany debt into the Working Capital Note. The following table further sets forth the pro forma (after the Offerings) capitalization of the Company as of May 4, 1996 based on (a) the reclassification of 1,000 shares of Common Stock, par value $.10 per share,
of the Company held by The Limited into      shares of Class B Common Stock;
and (b) the issuance and sale of       shares of Class A Common Stock in the
Offerings and the application of the net proceeds therefrom to repay approximately $115 million of borrowings under the Credit Agreement. The data should be read in conjunction with the historical Consolidated
Financial Statements and notes thereto and the Pro Forma Consolidated Financial Statements and notes thereto included elsewhere in this Prospectus.


                                                                                 May 4, 1996
                                                              -----------------------------------------------------
                                                                                  Pro forma              Pro forma
                                                                                   before                  after
                                                               Historical(1)      Offerings              Offerings
                                                              ---------------  -----------------   -----------------
                                                                             (dollars in thousands)
Short-term borrowings:
 Credit Agreement(2)......................................                 -            $150,000            $ 35,000
                                                                           -               3,074(4)            3,074(4)
                                                              ---------------  -----------------   -----------------
 Working Capital Note.....................................
  Total short-term borrowings.............................                 -             153,074              38,074
Long-term Mirror Note.....................................                 -              50,000(5)           50,000(5)
                                                                  $   94,074                   -                   -
                                                              ---------------  -----------------   -----------------
Long-term intercompany debt(3)............................
                                                                      94,074             203,074              88,074
                                                              ---------------  -----------------   -----------------
  Total debt..............................................
Shareholders' equity (deficit)(6):
Preferred stock,          shares authorized, no shares
 issued and  outstanding..................................
Common stock, par value $.10 per share, 1,000 shares
 authorized, 1,000 shares issued and outstanding..........
Class A Common Stock, par value $.01 per share,
 shares authorized,       shares issued and outstanding...
Class B Common Stock, par value $.01 per share,
 shares authorized,        shares issued and outstanding..
Paid-in capital...........................................                                     1
                                                                     (22,821)           (131,821)            (16,820)
                                                              ---------------  -----------------   -----------------
Retained earnings (deficit)...............................
  Total shareholders' equity (deficit)....................           (22,821)           (131,820)            (16,820)
                                                              ---------------  -----------------   -----------------

  Total capitalization....................................           $71,253             $71,254             $71,254
                                                              ===============  =================   =================

- --------------
(1) Represents amounts derived from the historical Consolidated Financial Statements of the Abercrombie & Fitch Business included elsewhere in this Prospectus.
(2) On July 2, 1996, two of Abercrombie & Fitch's subsidiaries entered into the Credit Agreement and then on July 15, 1996 the stock of such entities was contributed to Abercrombie & Fitch Co. See "Description of Certain Indebtedness -- Credit Agreement".
(3) Represents long-term intercompany debt owed to The Limited.
(4) Represents the Working Capital Note, which bears interest at 6.75% per annum and matures on January 31, 1997.
(5) Represents the long-term Mirror Note, which is Abercrombie & Fitch's share of certain long-term debt of The Limited. See "Description of Certain Indebtedness -- Intercompany Debt".
(6) Does not include an aggregate of          shares of Class A Common Stock
    reserved for issuance in respect of associate and director stock options granted effective upon consummation of the Offerings with an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus.

                PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

          The following unaudited Pro Forma Consolidated Financial Statements of Abercrombie & Fitch include the historical Consolidated Financial Statements of the Abercrombie & Fitch Business (as defined in
Note 1 of the Notes to the Consolidated Financial Statements of the Abercrombie & Fitch Business included elsewhere in this Prospectus) and give effect to the transactions and events described in the Notes to Pro Forma Consolidated Financial Statements as if the transactions and events referred to therein were initiated at the beginning of the relevant fiscal year in the case of the unaudited Pro Forma Consolidated Statements of Operations for fiscal year 1995 and the first quarters of 1995 and 1996 and as of May 4, 1996 in the case of the unaudited Pro Forma Consolidated Balance Sheet.

          The unaudited Pro Forma Consolidated Financial Statements give effect to the following transactions and events: (i) transfer of the preexisting Trademark Obligations in the amount of $32 million by Abercrombie
& Fitch's trademark subsidiary to The Limited and a resulting dividend to The Limited in a corresponding amount; (ii) distribution of the long-term Mirror
Note in the amount of $50 million by Abercrombie & Fitch's operating subsidiary to The Limited and a resulting dividend to The Limited in a corresponding amount; (iii) $150 million of borrowings under the Credit Agreement which were used to repay $91 million of long-term debt owed to The Limited, to pay a $27 million dividend to The Limited and repay in full the Trademark Obligations; (iv) conversion of the remaining $3.1 million of long-term intercompany debt into the Working Capital Note; and (v) the sale and
issuance of          million shares of Class A Common Stock in the Offerings
and the application of the $115 million net proceeds therefrom to repay borrowings under the Credit Agreement.

          Management believes the assumptions used provide a reasonable basis on which to present the unaudited Pro Forma Consolidated Financial Statements. The unaudited Pro Forma Consolidated Financial Statements should be read in conjunction with the historical Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations".
THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED TO BE INDICATIVE OF THE COMPANY'S RESULTS OF OPERATIONS OR THE COMPANY'S FINANCIAL POSITION HAD THE TRANSACTIONS AND EVENTS DESCRIBED ABOVE BEEN CONSUMMATED ON THE DATES ASSUMED AND DO NOT PROJECT THE COMPANY'S RESULTS OF OPERATIONS OR THE COMPANY'S FINANCIAL POSITION FOR ANY FUTURE DATE OR PERIOD.

                              ABERCROMBIE & FITCH
                     PRO FORMA CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                                           At May 4, 1996
                                  -----------------------------------------------------------------------------------------------
                                  Abercrombie                                              Pro forma                   Pro forma
                                    & Fitch       Abercrombie &                              before     Adjustments      after
                                  Business(1)       Fitch Co.       Adjustments            Offerings        (8)        Offerings
                                 -------------   ---------------    -----------           -----------   ------------  ----------
                                                                           (in thousands)
ASSETS
Current assets:
 Cash..........................          $823         $1   (2)         $150,000    (3)           $824       $115,000        $824
                                                                       (150,000)   (6)                      (115,000)
 Accounts receivable...........         3,231                                                   3,231                      3,231
 Inventories...................        33,042                                                  33,042                     33,042
 Store supplies................         3,753                                                   3,753                      3,753
 Deferred income taxes.........         1,208                                                   1,208                      1,208

 Other.........................           261                                                     261                        261
                                  -----------    ---------------                          -----------                 ----------
 Total current assets..........        42,318          1                                       42,319                     42,319
Property and equipment, net....        45,765                                                  45,765                     45,765
Deferred income taxes..........         1,624                                                   1,624                      1,624

                                           10                                                      10                         10
                                  -----------    ---------------                          -----------                 ----------
Other assets...................
                                      $89,717         $1                                      $89,718                    $89,718
                                  ===========    ===============                          ===========                 ==========

Total assets...................

LIABILITIES AND SHAREHOLDERS' EQUITY
 (DEFICIT)
Current liabilities
 Accounts payable..............        $4,044                                                  $4,044                     $4,044
 Accrued expenses..............        13,593                                                  13,593                     13,593
 Credit agreement..............                                         150,000    (3)        150,000       (115,000)     35,000
 Trademark obligations.........                                          32,000    (4)             --                         --
                                                                        (32,000)   (6)
 Working capital note..........                                           3,074    (7)          3,074                      3,074
 Income taxes payable..........           200                                                     200                        200
                                  -----------    ---------------                          -----------                 ----------
   Total current liabilities...        17,837                                                 170,911                     55,911
Long-term intercompany debt....        94,074                           (91,000)   (6)             --                         --
                                                                         (3,074)   (7)
Long-term mirror note..........                                          50,000    (5)         50,000                     50,000
Other long-term liabilities....           627                                                     627                        627
Shareholders' equity (deficit).       (22,821)        $1                (27,000)   (6)       (131,820)       115,000     (16,820)
                                                                        (82,000)   (4)(5)
                                  -----------    ---------------                          -----------                 ----------
   Total liabilities and
     shareholders' equity
(deficit)......................       $89,717         $1                                      $89,718                    $89,718
                                  ===========    ===============                          ===========                 ==========

          The accompanying notes are an integral part of the unaudited Pro Forma Consolidated Financial Statements.

                              ABERCROMBIE & FITCH
                PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                                                                         For the Year Ended February 3, 1996
                                                             ------------------------------------------------------------
                                                                Historical              Adjustments            Pro forma
                                                             ----------------         -------------           -----------
                                                                       (in thousands, except per share amount)

Net sales................................................            $235,659                                    $235,659
Cost of goods sold, occupancy and buying costs...........             155,865                                     155,865
                                                             ----------------         -------------           -----------
Gross income.............................................              79,794                                      79,794
General, administrative and store operating expenses.....              55,996                                      55,996
                                                             ----------------         -------------           -----------
Operating income.........................................              23,798                                      23,798
Interest expense.........................................                  --        $7,389     (1)                 7,389
                                                             ----------------         -------------           -----------
Income before income taxes...............................              23,798        (7,389)                       16,409
Provision for income taxes...............................               9,500        (3,000)    (2)                 6,500
                                                             ----------------         -------------           -----------
Net income...............................................             $14,298       $(4,389)                       $9,909
                                                             ================         =============           ===========
Pro forma net income per share...........................                                                    $===========


         The accompanying notes are an integral part of the unaudited Pro Forma Consolidated Financial Statements.


                              ABERCROMBIE & FITCH
                PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)


                                                                           For the Quarter Ended May 4, 1996
                                                             -------------------------------------------------------------
                                                               Historical              Adjustments              Pro forma
                                                             --------------           -------------           ------------
                                                                        (in thousands, except per share amount)
Net sales................................................          $51,020                                         $51,020
                                                                    36,126                                          36,126
                                                             --------------                                   ------------
Cost of goods sold, occupancy and buying costs...........
Gross income.............................................           14,894                                          14,894
General, administrative and store operating expenses.....           15,293                                          15,293
                                                             --------------                                   ------------

Operating loss...........................................             (399)                                           (399)
Interest expense.........................................              --                    $3,664(1)               3,664
                                                             --------------           -------------           ------------

Loss before income taxes.................................             (399)                 (3,664)                 (4,063)
Benefit from income taxes................................             (200)                 (1,400)(2)              (1,600)
                                                             --------------           -------------           ------------

                                                                     $(199)                $(2,264)                $(2,463)
Net loss.................................................   ==============           =============            ============

Pro forma net loss per share.............................                                                     $
                                                                                                              ============


    The accompanying notes are an integral part of the unaudited Pro Forma
                      Consolidated Financial Statements.

                              ABERCROMBIE & FITCH
                PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                                  (UNAUDITED)


                                                                          For the Quarter Ended April 29, 1995
                                                             --------------------------------------------------------------
                                                               Historical               Adjustments             Pro forma
                                                             ---------------         ---------------          -------------
                                                                        (in thousands, except per share amount)

Net sales................................................           $33,377                                        $33,377
Cost of goods sold, occupancy and buying costs...........            24,949                                         24,949
                                                             ---------------                                  -------------
Gross income.............................................             8,428                                          8,428
General, administrative and store operating expenses.....            10,297                                         10,297
                                                             ---------------                                  -------------
Operating loss...........................................            (1,869)                                        (1,869)
Interest expense.........................................                --                  $3,664(1)               3,664
                                                             ---------------         ---------------          -------------
Loss before income taxes.................................            (1,869)                 (3,664)               (5,533)
Benefit from income taxes................................              (700)                 (1,500)(2)            (2,200)
                                                             ---------------         ---------------          -------------
Net loss.................................................           $(1,169)                $(2,164)              $(3,333)
                                                             ===============         ===============          =============

Pro forma net loss per share.............................                                                     $
                                                                                                              =============


             Notes to Pro Forma Consolidated Financial Statements
                                  (Unaudited)

1.    Basis of Presentation

          The following pro forma adjustments are based on available information and certain estimates and assumptions. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments. The Company believes that such assumptions provide a reasonable basis for presenting all of the significant effects of the following transactions and events and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements.

2.    Adjustments to Pro Forma Consolidated Balance Sheet

          (1) Represents amounts derived from the historical Consolidated Financial Statements of the Abercrombie & Fitch Business included elsewhere in this Prospectus.

          (2) Represents the initial capitalization of Abercrombie &
Fitch Co.

          (3) Proceeds from borrowing under the Credit Agreement.

          (4) Transfer of the Trademark Obligations to The Limited in the amount of $32 million.

          (5) Distribution to The Limited of the $50 million long-term Mirror Note.

          (6) To reflect the payment of the $32 million Trademark
Obligations, payment of $91 million of long-term intercompany debt owed to The Limited and a $27 million dividend to The Limited.

          (7) The conversion of $3.1 million of long-term intercompany debt into the Working Capital Note.

          (8) The issuance and sale of        shares of Class A Common
Stock in the Offerings and the application of the $115 million net proceeds therefrom to repay borrowings under the Credit Agreement.

3.    Adjustments to Pro Forma Consolidated Statements of Operations

                                                                           Year Ended                           Quarter Ended
                                                         ------------------------------------------           ---------------
                                                         February 3, 1996            April 29, 1995             May 4, 1996
                                                         ----------------            --------------           ---------------

 (1) Reflects interest expense as follows:
     $150 million Credit Agreement
      due June 30, 2001 (a).......................                 $3,068                    $2,337                 $2,337
     $3.1 million Working Capital Note
      due January 31, 1997 (b)....................                    121                        52                     52
     $50 million Mirror Note
      due May 15, 2002 (c)........................                  3,900                       975                    975
                                                                      300                       300                    300
                                                         ----------------            --------------           ---------------
     Financing fees...............................
                                                                   $7,389                    $3,664                 $3,664
                                                         ================            ==============           ===============

(footnotes on following page)
- -------------------
     (a) Represents interest calculated at an effective rate of 6.25% on $150 million principal outstanding for thirteen weeks for the period indicated, provided, that the period ended February 3, 1996 includes additional interest at an effective rate of 6.25% on $35 million for a period of four months.

     (b) Interest is calculated at an effective interest rate of 6.75% for a period of seven months in the fiscal year ended February 3, 1996 and three months in the quarters ended April 29, 1995 and May 4, 1996.

     (c) Interest is calculated based upon 7.80% for the period indicated.

(2) Estimated income tax effects of the pro forma adjustments at the effective annual rate.

          No adjustment has been made for additional costs of Abercrombie
& Fitch operating as a public company as management believes that the incremental costs will not be significant. In addition, no adjustments have been made for changes in costs from the service and lease agreements described herein between Abercrombie & Fitch and The Limited since management believes the aggregate net changes in costs will not be material.

                          SELECTED FINANCIAL DATA

          Set forth below is the selected historical financial and operating data for the periods indicated. This information should be read in conjunction with the Abercrombie & Fitch Business' historical and pro forma consolidated financial statements and notes thereto included elsewhere in this Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information set forth herein. The information for fiscal years 1991 and 1992 is derived from the Abercrombie & Fitch Business' unaudited consolidated financial statements. The selected financial data as of and for the quarters ended April 29, 1995 and May 4, 1996 are derived from the unaudited consolidated financial statements also appearing herein, which, in the opinion of management, reflect all adjustments (which are of a recurring nature) necessary to present fairly the financial position and results of operations and cash flows for the interim periods. Results for the period ended May 4, 1996 are not necessarily indicative of the results of operations to be expected for the full fiscal year.

                                                                  Fiscal Year Ended                               Quarter Ended
                                       ---------------------------------------------------------------------  --------------------
                                       February 1,     January 30,    January 29,   January 28,  February 3,  April 29,    May 4,
                                          1992            1993           1994           1995       1996(1)      1995        1996
                                       ------------    -----------   ------------   -----------  -----------  ---------  ---------
                                                  (in thousands, except per share, per square foot and number of stores data)

Statement of Operations Data:
    Net sales......................         $62,583        $85,301       $110,952       $165,463   $235,659     $33,377  $51,020
    Gross income(2)................           9,665         13,413         30,562         56,820     79,794       8,428   14,894
    General, administrative and
     store operating expenses(3)...          21,268         23,603         30,240         43,069     55,996      10,297   15,293
    Operating income (loss)(4).....         (11,603)       (10,190)        (4,064)        13,751     23,798      (1,869)    (399)
    Net income (loss)..............          (7,003)        (6,090)        (2,464)         8,251     14,298      (1,169)    (199)
    Pro forma net income (loss)(5).                                                                   9,909      (3,333   (2,463)
    Pro forma weighted average
     number of shares(6)...........
    Pro forma net income (loss) per
     share(5)(6)...................
Balance Sheet Data:
    Inventories....................         $11,932        $15,075        $10,052        $16,551    $30,388     $20,923  $33,042
    Total assets...................          47,967         61,626         48,882         58,018     87,693      63,663   89,717
    Pro forma long-term debt(7)....                                                                                       50,000
    Pro forma shareholders' equity
     (deficit)(8)..................                                                                                      (16,820)
Other Data:
    Total net sales growth.........             --            36.3%          30.1%          49.1%      42.4%      42.6%     52.9%
    Gross income percentage(9).....           15.4%           15.7%          27.5%          34.3%      33.9%      25.3%     29.2%
    Operating income (loss)
     percentage(9).................          (18.5%)         (11.9%)         (3.7%)          8.3%      10.1%      (5.6%)    (0.8%)
    Number of stores at period end.             36              40             49             67        100         72       102
    Total selling square feet......            287             332            405            541        792        580       804
  Sales per selling square foot(10)           $261            $276           $301           $350       $354        $60       $64
    Comparable store sales growth(11)           10%              8%             6%            15%         5%         7%       17%

- --------------
(1)  Represents the 53-week fiscal year ended February 3, 1996.

(2) Gross income equals net sales less cost of goods sold, occupancy and buying costs.

(3) General, administrative and store operating expenses include charges and allocations made by The Limited to the Abercrombie & Fitch Business.

(4) Reflects a $4.4 million nonrecurring charge in 1993. See Note 3 to the Consolidated Financial Statements.

(5) Gives pro forma effect to the interest expense, net of tax benefit, on the $3.1 million Working Capital Note and the long-term Mirror Note in the amount of $50 million. Also includes the pro forma effect of interest expense and certain fees, net of tax benefit on borrowings under the Credit Agreement for the quarters ended April 29, 1995 and May 4, 1996 and the year ended February 3, 1996. See "Pro Forma Consolidated Financial Statements".

(6)  Pro forma net income (loss) per share is based on pro forma net income
     (loss) and the weighted average number of shares of Class A and Class B Common Stock expected to be outstanding after the Offerings. Pro forma net income (loss) per share is not necessarily indicative of what actual net income (loss) per share would have been if the Offerings occurred on the basis assumed.

(7)  Represents the long-term Mirror Note.

(8) Gives pro forma effect to approximately $82 million in obligations owed to The Limited, a $27 million dividend to The Limited and the issuance and sale of Class A Common Stock in the Offerings and the application of the net proceeds therefrom to repay approximately $115 million of borrowings under the Credit Agreement. See "Pro Forma Consolidated Financial Statements".

(9)  Calculated as a percentage of net sales.

(10) Sales per selling square foot is the result of dividing net sales for the period by average selling square feet, which represents the average of selling square feet at the beginning and end of each fiscal period. These amounts are not adjusted to reflect the seasonal nature of the Company's sales or the impact of opening stores in different periods during the year. Sales per selling square foot for interim periods are not representative of results to be expected for a full fiscal year.

(11) Abercrombie & Fitch includes a store in its comparable store sales calculation at the beginning of the 53rd week of the store's operation. Stores that are expanded more than 20% in square feet are treated as new stores for purposes of this calculation only.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

          The following discussion and analysis of Abercrombie & Fitch's financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements and the Pro Forma Consolidated Financial Statements included elsewhere in this Prospectus. For the purposes of the Management's Discussion and Analysis, unless the context otherwise requires, the "Company" or "Abercrombie & Fitch" refers to the Abercrombie & Fitch Business as defined in Note 1 of the Notes to the Consolidated Financial Statements.

General

          Since the current management team assumed responsibility for Abercrombie & Fitch in 1992, the Company has consistently improved its financial performance. In the period from 1993 to 1995, the Company increased net sales from $111.0 million to $235.7 million and grew operating income from $(4.1) million to $23.8 million. The strong growth during this period resulted from expansion of the number of stores in operation and increased comparable store sales as the Company improved its merchandise assortment and strengthened its brand awareness. From 1993 to 1995, the Company improved sales per selling square foot from $301 to $354. The Company has also improved operating income as as a percent of sales from (3.7%) in 1993 to 10.1% in 1995 by increasing sales volume and gross income at a faster rate than general, administrative and store operating expenses. The momentum evidenced by the Company's financial performance from 1993 to 1995 continued into 1996 as net sales, driven by 17% comparable store sales growth, increased to $51.0 million in the first quarter of 1996 from $33.4 million in the first quarter of 1995.

          The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain items in the Company's consolidated statements of operations for the fiscal periods shown below:

                                                              Fiscal Year Ended                           Quarter Ended
                                               -------------------------------------------------    -------------------------
                                               January 29,       January 28,       February 3,       April 29,       May 4,
                                                   1994              1995              1996             1995          1996
                                               -------------     -------------     -------------    ------------ ------------

Net sales.................................            100.0%            100.0%            100.0%          100.0%       100.0%
Cost of goods sold, occupancy and buying               72.5              65.7              66.1            74.7         70.8
                                               -------------     -------------     -------------    ------------ ------------
costs.....................................
Gross income..............................             27.5              34.3              33.9            25.3         29.2
General, administrative and store
 operating expenses.......................             27.3              26.0              23.8            30.9         30.0
                                                        4.0              --                --              --           --
                                               -------------     -------------     -------------    ------------ ------------
Special and nonrecurring items............
Operating income (loss)...................             (3.7)              8.3              10.1            (5.6)        (0.8)
Provision for (benefit from) income taxes.             (1.4)              3.3               4.0            (2.1)        (0.4)
                                               -------------     -------------     -------------    ------------ ------------

Net income (loss).........................            (2.2)%             5.0%              6.1%            (3.5)%       (0.4)%
                                               =============     =============     =============    ============ ============

Financial Summary

          The following table sets forth certain summarized financial data for the fiscal periods shown:


                                             Fiscal Year Ended                  % Change         Quarter Ended
                                  ----------------------------------------   --------------    ------------------
                                  January 29,   January 28,    February 3,   1993-    1994-    April 29,   May 4,
                                     1994           1995          1996        1994     1995      1995       1996    % Change
                                  -----------   ------------   -----------  -------   ------   ----------  -------  --------

Net sales ($ in millions)......     $111.0         $165.5        $235.7        49%      42%      $33.4     $51.0         53%
Increase in comparable store
 sales.........................            6%            15%            5%                            7%      17%
Sales increase attributable to
 new and remodeled stores......           24%            34%           37%                           36%      36%
Sales per selling square foot..          $301          $350           $354     16%       1%          $60      $64         7%
Sales per average store
 (thousands)...................        $2,493        $2,853         $2,823     14%      (1%)        $480     $505         5%
Average store size at period
 end (selling square feet).....         8,265         8,075          7,920     (2%)     (2%)       8,056    7,882        (2%)
Selling square feet at period
 end (thousands)...............           405           541            792     34%      46%          580      804        39%
Number of stores:
       beginning of period.....            40            49             67                            67      100
       opened..................             9            20             33                             5        2
       closed..................            --            (2)            --                            --       --
                                  -----------   ------------   -----------                     ----------  -------
       end of period...........            49            67            100                            72      102
                                  ===========   ============   ===========                     ==========  =======

Net Sales

          For the first quarter of 1996, net sales increased to $51.0 million from $33.4 million, an increase of $17.6 million, or 53%. The increase was due to a comparable store sales increase of 17%, combined with the addition of 30 new stores as compared to the year-earlier period. Total selling square footage increased by 224,000 square feet, or 39%. Comparable store sales increases were strong in both the men's and women's businesses, with women's knits and men's pants and outerwear among the best performing categories. Net sales per selling square foot for the total Company increased 7%.

          For the 53-week fiscal year 1995, net sales were $235.7 million, an increase of 42% from $165.5 million in 1994. Sales growth came primarily from the addition of 33 new stores, with comparable store sales increasing 5%. Management believes that comparable store sales were negatively affected by overall softness in the retail industry. The fifty-third week accounted for 1.7% of the total sales increase. During 1995, the Company allocated more selling square footage per store to women's apparel, resulting in a significant increase in total sales of the women's business. Significant growth was achieved in women's shirts, knits and shorts. The total volume of the men's business increased, but to a lesser extent than the women's business due to this reallocation. A very strong increase in men's outerwear was partially offset by a continuing deemphasis of dress shirts and ties as the Company previously decided such merchandise was not consistent with the Company's focus on casual apparel. Net sales per selling square foot for the total Company increased 1%.

          In 1994, net sales increased to $165.5 million from $111.0 million, an increase of $54.5 million, or 49%. Comparable store sales increased 15%, and there was a net increase in number of stores of 18. Square footage increased by 136,000 selling square feet, or 34%. Sales in the women's business more than doubled from the prior year due to a broader merchandise assortment, particularly in women's sweaters, shorts and shirts. The men's business achieved sales increases as a result of strong growth in men's outerwear, knits, shorts and accessories. The increases were partially offset by the Company's decision to deemphasize dress shirts and ties. Net sales per selling square foot for the total Company increased 16%.

          In 1993, net sales increased to $111.0 million from $85.3 million in 1992, an increase of $25.7 million, or 30%. Comparable store sales increased 6%. Nine new stores were opened during the year, increasing the number of stores to 49. The men's business increased primarily due to strong increases in sport shirts, knits and outerwear. The women's business achieved a very strong performance in women's knits, jeans and shirts, which was somewhat offset by decreases in skirts, jackets and shorts. Net sales per selling square foot for the total Company increased 9%.

Gross Income

          In the first quarter of 1996, gross income, expressed as a percentage of net sales, was 29.2%, which represented a 3.9% increase from the 25.3% level in the same period in 1995. The increase was attributable to improved merchandise margins (representing gross income before the deduction of buying and occupancy costs) and decreased buying and occupancy costs as a percentage of net sales. Merchandise margins improved 2.4% through increased sell-through of full-priced merchandise. Buying and occupancy costs declined as a percentage of net sales due to favorable expense leveraging associated with increased comparable store sales.

          In 1995, gross income, expressed as a percentage of net sales, was 33.9%, which represented a 0.4% decrease from the 34.3% level in 1994.
The decrease was primarily attributable to an increase in buying and occupancy cost of 1.3% which represented asset writeoffs associated with the renovation and relocation of two stores. Merchandise margins were up slightly for the period.

          In 1994, gross income, expressed as a percentage of net sales, was 34.3%, which represented a 6.8% increase from the 27.5% level in 1993. Merchandise margins improved 4.2% from the previous year due to higher initial markups (IMU) and fewer markdowns. Buying and occupancy costs as a percentage of net sales declined 2.3% as a result of strong comparable store net sales growth and a 16% increase in net sales per selling square foot.

          In 1993, gross income, expressed as a percentage of net sales, was 27.5%, which represented an 11.8% increase from the level in 1992. Merchandise margins improved 10.4% as the Company incurred fewer markdowns and significantly increased IMU.

General, Administrative and Store Operating Expenses

          General, administrative and store operating expenses, expressed as a percentage of net sales, were 30.0% in the first quarter of 1996 and 30.9% in the comparable period in 1995. The decline is attributable to the strong comparable store sales growth, together with improved management of store payrolls.

         General, administrative and store operating expenses, expressed as a percentage of net sales, were 23.8%, 26.0% and 27.3% for 1995, 1994 and 1993, respectively. The improvement during the three-year period resulted from management's continued emphasis on expense control and the favorable leveraging of store and home office expenses over higher sales volume. Additionally, improvements have been made to increase the distribution center productivity and as a result, the cost of operating the distribution center has declined, as a percentage of net sales, each year.

Special and Nonrecurring Items

          As described in Note 3 to the Consolidated Financial Statements appearing elsewhere herein, in 1993 the Company participated in The Limited's plan which provided for the closure, downsizing and remodeling of under-performing stores of the Company. In developing the plan, specific stores were identified based upon a number of criteria, including the quality and location of the real estate, historical financial results, other business factors and management's assessment of future potential. A total of seven under-performing stores were identified for this plan. The Company continuously evaluates its stores against these criteria, and charges for stores that meet the criteria for downsizing or closing are taken in the appropriate period. There are no stores currently operated by the Company that have been identified for downsizing or closure based upon the program's criteria. The provision for store closure, downsizing and remodeling aggregated approximately $4.4 million and includes the net book value of abandoned fixed assets and lease termination payments. There was no material cash outflow as a result of the charge. The Company completed the program on October 28, 1995.

Operating Income

          The improvement in operating income, as a percentage of net sales, for the quarter ended May 4, 1996 to (0.8%) compared to (5.6%) in the same period last year is a result of both higher gross income and reduced general, administrative and store operating expenses as a percentage of net sales.

          Operating income, as a percentage of net sales, was 10.1%, 8.3% and (3.7%) for 1995, 1994 and 1993, respectively. Operating income improved from a loss in 1993 as higher merchandise margins were coupled with lower general, administrative and store operating expenses as a percentage of net sales. Sales volume and gross income have increased at a faster rate than general, administrative and store operating expenses as the Company continues to emphasize cost controls.

Foreign Sourcing and International Expansion

          The Company sources a substantial amount of its merchandise from independent foreign factories located primarily in the Far East. The Company's business is subject to a variety of risks generally associated with doing business abroad, such as political instability, currency and exchange risks and local political issues. The Company has no long-term merchandise supply contracts and many of its imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods which may be imported into the United States from countries in that region. The Company's future performance will be subject to such factors, which are beyond its control, and there can be no assurance that such factors would not have a material adverse effect on the Company's results of operations.

Seasonality and Quarterly Fluctuations

          As illustrated in the table below, the Company's business is highly seasonal, with significantly higher sales, gross income and net income realized during the fourth quarter, which includes the Christmas selling season. See "Risk Factors--Seasonality".

                                 (dollars in thousands)
    1994 Quarter           First         Second        Third         Fourth
- --------------------   ------------   -----------  ------------   ------------

Net sales...........    $    23,399    $   29,045    $   38,584    $   74,435
 % of full year.....          14.1%         17.6%         23.3%         45.0%
Gross income........    $     5,643    $    8,285    $   11,815    $   31,077
 % of full year.....           9.9%         14.6%         20.8%         54.7%
Net income (loss)...    $   (1,225)    $    (530)    $      466    $    9,540
 % of full year.....        (14.8%)        (6.4%)          5.6%        115.6%

                                 (dollars in thousands)
    1995 Quarter           First         Second        Third         Fourth
- --------------------   ------------   -----------  ------------   ------------

Net sales...........    $    33,377    $   38,668    $   57,222    $  106,392
 % of full year.....          14.2%         16.4%         24.3%         45.1%
Gross income........    $     8,428    $   12,023    $   19,503    $   39,840
 % of full year.....          10.6%         15.1%         24.4%         49.9%
Net income (loss)...    $   (1,169)    $      250    $    2,583    $   12,634
 % of full year.....         (8.2%)          1.7%         18.1%         88.4%


Financial Condition

     The Company's consolidated balance sheet at May 4, 1996 provides continuing evidence of financial strength and flexibility. A more detailed discussion of liquidity, capital resources and capital requirements follows:

               Liquidity and Capital Resources

               Net cash used for operating activities totaled $(6.8) million in the first quarter of 1996 and $(9.3) million in the comparable period in 1995. This is the result of a reduction in the first quarter's net loss and the fact that net cash used for inventories declined $1.7 million due to the timing of Spring merchandise deliveries in 1996 versus 1995.

               Net cash provided by operating activities totaled $12.7 million, $20.2 million and $20.6 million for 1995, 1994 and 1993, respectively.

               Net income increased consistently over the period while inventory levels also increased. Inventories increased 84% to $30.4 million in 1995 and 65% to $16.6 million in 1994, supporting the sales growth in those periods. Due to the Company's timing of payments, accounts payables increased only slightly over each of the three fiscal years, despite the increase in inventory. In addition, as more fully described in Note 3 to the Consolidated Financial Statements appearing elsewhere herein, the Company recorded a $4.4 million charge in 1993 related to special and nonrecurring items.

               Investing activities include capital expenditures, primarily for new, relocated and expanded stores.

               Financing activities were primarily due to intercompany transactions as discussed in Note 8 to the Consolidated Financial Statements appearing elsewhere herein.

               Abercrombie & Fitch's operations are seasonal in nature and are comprised of two principal selling seasons: Spring (the first and second quarters) and Fall (the third and fourth quarters), with the fourth quarter, including the holiday season, accounting for approximately 45% of net sales in each of the last two years. Accordingly, cash requirements are highest in the third quarter as the Company's inventory builds in anticipation of the holiday selling season.

               Historically, the Company has participated in The Limited's centralized cash management system whereby cash received from operations is transferred to The Limited's centralized cash accounts and cash disbursements are funded from the centralized cash accounts on a daily basis. See "Relationship with The Limited". The receipt and disbursement of cash is tracked in an intercompany cash management account. Accordingly, cash requirements for operating purposes during the year and for capital expenditures were met from this source. The Company will continue to utilize the centralized cash management system after the consummation of the Offerings. At July 11, 1996, after the initial capitalization of Abercrombie & Fitch, the intercompany cash management account became an interest earning asset or interest bearing liability of the Company, depending on the level of cash receipts and disbursements. Interest on this intercompany cash management account is calculated based on the Federal Reserve AA composite 30-day rate. After the consummation of the Offerings and use of the net proceeds therefrom as described elsewhere herein, the Company's capitalization on a pro forma basis will include the long-term Mirror Note in the amount of $50 million, the $3.1 million Working Capital Note and $(16.8) million of shareholders' equity (deficit). Management believes cash flow from operations will be sufficient to service debt, finance capital expenditures and meet working capital needs. Management believes that initially, due to seasonal working capital needs, the Company will be in a liability and interest paying status with respect to the intercompany cash management account, but that by the end of 1996 it will be in an asset and interest earning position. Management believes the availability of funds from The Limited and credit risk of The Limited do not pose significant risks to the Company.

               Capital Expenditures

               Capital expenditures, primarily for new and remodeled stores, amounted to $1.3 million in the first quarter of 1996 and $2.8 million in the comparable period in 1995. Capital expenditures amounted to $24.5 million, $12.6 million and $4.7 million for 1995, 1994 and 1993, respectively, of which $22.3 million, $11.6 million and $4.5 million, respectively, was for new stores and remodeling and expanding existing stores.

               The Company has announced its intention to open approximately 30 new stores and to remodel one store in 1996, which would add approximately 250,000 square feet of selling space and represent a 32% increase over year-end 1995. The Company anticipates spending $21 to $25 million for capital expenditures in 1996, of which $19 to $23 million will be for new stores, the relocation and expansion of existing stores and related improvements. The Company anticipates spending $20 to $24 million in 1997 for capital expenditures, of which $19 to $23 million will be for new stores, the relocation and expansion of existing stores and related improvements. The Company expects that substantially all future capital expenditures will be funded by net cash provided by operating activities.

               Impact of Inflation

               The Company's results of operations and financial condition are presented based upon historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes that the effects of inflation, if any, on its results of operations and financial condition have been minor.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of
1995

               The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this Prospectus or made by management of the Company involve risks and uncertainties, and are subject to change based on various important factors. The following factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results for 1996 and beyond to differ materially from those expressed or implied in any such forward-looking statements: changes in consumer spending patterns, consumer preferences and overall economic conditions, the impact of competition and pricing, changes in weather patterns, political stability, currency and exchange risks and changes in existing or potential duties, tariffs or quotas, availability of suitable store locations at appropriate terms, ability to develop new merchandise and ability to hire and train associates.


                                 BUSINESS

               Abercrombie & Fitch is a rapidly growing specialty retailer of high-quality, casual apparel for men and women approximately 15 to 50 years of age. The Company's net sales have increased from $85.3 million in 1992 to $235.7 million in 1995, representing a compound annual growth rate of 40.3%. During this time, operating income has improved from an operating loss of $10.2 million in 1992 to operating income of $23.8 million in 1995, while the number of Abercrombie & Fitch stores in operation more than doubled, increasing from 40 at the end of 1992 to 100 at the end of 1995. The Company plans to continue this new store expansion program by opening 30 new stores in 1996 and by increasing the number of stores in operation by approximately 20% annually for the next several years thereafter.

               The Abercrombie & Fitch brand was established in 1892 and became well known as a supplier of rugged, high-quality outdoor gear. Famous for outfitting the safaris of Teddy Roosevelt and Ernest Hemingway and the expeditions of Admiral Byrd to the North and South Poles, Abercrombie & Fitch goods were renowned for their durability and dependability--and Abercrombie & Fitch placed a premium on complete customer satisfaction with each item sold. In 1992, a new management team began repositioning Abercrombie & Fitch as a more fashion-oriented casual apparel business directed at men and women with a youthful lifestyle. In reestablishing the Abercrombie & Fitch brand, the Company combined its historical image for quality with a new emphasis on casual American style and youthfulness. The Company believes that this strategic decision has contributed to the strong growth and improved profitability it has experienced since 1992.

               Industry sources estimate that the men's and women's apparel market generated approximately $127 billion in retail purchases in 1995. These sources estimate that men's and women's apparel total sales volume grew at a compound annual rate of approximately 3.9% between 1992 and 1995. Abercrombie & Fitch's compound annual growth of 40.3% during this period has outpaced that of the industry. The Company believes that the size of Abercrombie & Fitch's market, coupled with its business strengths and growth strategies, should provide significant opportunities for growth and increased market share in the future.

Business Strengths

               The Company believes that certain business strengths have contributed to its success in the past and will enable it to continue growing profitably.

      Established and Differentiated Lifestyle Brand. Abercrombie & Fitch has created a focused and differentiated brand image based on quality, youthfulness and classic American style. This image is consistently communicated through all aspects of the Company's business, including merchandise assortments, in-store marketing and print advertising. The Company believes that the strength of the Abercrombie & Fitch brand provides opportunities for increased penetration of current merchandise categories and entry into new product categories.

      Broad and Growing Appeal. The Company's merchandise assortment appeals to a broad range of customers with varying ages and income levels. The Company believes that both men and women interested in casual, classic American fashion are attracted to the Abercrombie & Fitch lifestyle image. The Company also believes that the brand's broad appeal has been augmented by, and should continue to benefit from, the current trend in fashion toward casual apparel.

      Proven Management Team. Since the current management team assumed responsibility in 1992, the Company has increased the level of brand awareness and consistently reported improved financial results. In addition, the Company's senior management has significant experience, with an aggregate of over one hundred years in the retail business. The Company believes that management's substantial experience and demonstrated track record of highly profitable growth strongly positions the Company for the future.

      Consistent Store Level Execution. Abercrombie & Fitch believes that a major element of its success is the consistent store level execution of its brand strategy. Store presentation is tightly controlled by the Company and is based on a detailed and comprehensive store plan regarding visual merchandising, marketing and fixtures to assure that all stores provide a consistent portrayal of the brand. Store associates are trained as "brand representatives" who convey and reinforce the brand image through their attitude and enthusiasm.

      Quality. Since its founding over 100 years ago, Abercrombie & Fitch has maintained a strong reputation for quality. This reputation has been enhanced in recent years as management has made quality a defining element of the brand. The Company sources high quality natural fabrics from around the world and uses distinctive trim details and specialized washes to achieve a unique style and comfort in its products. As part of this focus on quality, the Company establishes on-going relationships with key factories to ensure reliability and consistency of production.

      Internal Design and Merchandising Capabilities. The cornerstone of the Company's business is its ability to design products which embody the Abercrombie & Fitch image. Abercrombie & Fitch develops substantially all of its merchandise line through its own design group, which allows it to develop exclusive merchandise and offer a consistent assortment within a season and from year to year. In addition, because the Company's merchandise is sold exclusively in its own stores, Abercrombie & Fitch is able to control the presentation and pricing of its merchandise, provide a higher level of customer service and closely monitor retail sell-through, which provides competitive advantages over other brand manufacturers that market their goods through department stores.

      Relationship with The Limited. Unlike most high growth, specialty apparel retailers, Abercrombie & Fitch directly benefits from the resources and expertise of a major retailer such as The Limited. Abercrombie & Fitch has been able to concentrate the efforts of its management team and associates on strengthening its brand image by taking advantage of The Limited's capabilities in the areas of real estate negotiation and acquisition, central distribution, sourcing, store design and construction and general corporate services. The Company will continue to receive such services after the Offerings pursuant to agreements to be entered into with The Limited. See "Relationship with The Limited".

Growth Strategy

               The Company has implemented a growth strategy designed to permit Abercrombie & Fitch to capitalize on its business strengths. The principal elements of the Company's growth strategy are summarized below:

      New Store Growth. Beginning in 1993, the Company began its store expansion program, opening 9, 20 and 33 stores in 1993, 1994 and 1995, respectively. The Company plans to continue this store expansion program by opening 30 new stores in 1996 and increasing the number of stores in operation by approximately 20% annually for the next several years thereafter. While substantially all stores to be opened in 1996 will be in regional shopping malls, the Company believes that selected street locations in university and high-traffic urban settings also provide attractive expansion opportunities. Given the strength of the Abercrombie & Fitch brand and its customer demographics, management believes that, in the current format, there will be approximately 250 to 350 additional mall and street location sites available for new stores.

      Further Penetration of Existing Merchandise Categories. Management believes that Abercrombie & Fitch's ability to design and market new merchandise quickly and effectively has been a key element of its success. In recent years the Company has significantly broadened its assortment in existing categories in order to increase volume and productivity. Since 1993 the number of items offered in the Company's assortment has increased approximately 75% In 1996, the Company is continuing to expand key categories. For example, the number of items in the Fall 1996 men's outerwear line is approximately double the prior year's highly successful offering, and the women's outerwear assortment has also been expanded significantly. In addition, the Company recently introduced a new line of men's underwear and loungewear, with a women's underwear/ sleepwear line planned for the 1996 holiday season. As a result of the Company broadening its product mix, it has been able to flow fresh merchandise to the stores on a more frequent basis. The Company has also begun to offer a targeted assortment in its stores in the sunbelt in order to better respond to differences in climate.

      Introduction of New Merchandise Categories. The Company believes it can successfully extend the Abercrombie & Fitch brand into new merchandise categories and further increase sales productivity and growth. For the holiday season in 1996, Abercrombie & Fitch will introduce a new line of personal care products, including fragrances and soaps, as well as a limited number of decorative home accessories. In addition, the Company will offer its own uniquely designed line of sunglasses. The Company believes that its internal design capability will continue to develop new merchandise categories to capitalize on the Abercrombie & Fitch brand.

Abercrombie & Fitch Stores

Store Environment

               Abercrombie & Fitch stores and point-of-sale marketing are designed to convey the principal elements and personality of the brand--quality, casual American fashion, and a youthful lifestyle. The store design, furniture, fixtures and music are all carefully planned and coordinated to create a shopping experience that is consistent with the Abercrombie & Fitch lifestyle. The Company's in-store photographs are also principal components in creating and enhancing the casual, energized environment of the stores. These photographs, which are enlarged and displayed prominently throughout the stores, contain distinctive black and white images of men and women engaged in activities identified with an active, fun lifestyle. The Company believes that its customers experience the Abercrombie & Fitch stores as entertaining destinations, in which they feel welcomed and comfortable.

               The Company's sales associates, or brand representatives, are a central element in creating the entertaining, yet comfortable, atmosphere of the stores. In addition to providing a high level of customer service, the brand representatives reflect the casual, energetic attitude of the Abercrombie & Fitch brand and culture. In conjunction with other components of the store environment, the Company believes its brand representatives significantly contribute to a store atmosphere that is consistent with a gathering among friends.

               Abercrombie & Fitch maintains a uniform appearance throughout its store base, in terms of merchandise display and location on the selling floor. Store managers receive detailed store plans that dictate fixture and merchandise placement to ensure uniform execution of the merchandising strategy at the store level. Standardization of store design and merchandise presentation also creates cost savings in store furnishings, maximizes usage and productivity of selling space and allows Abercrombie & Fitch to efficiently open new stores. The Company has developed a new, more sophisticated store prototype that seeks to further stress the casual, youthful nature of the Abercrombie & Fitch brand. This is accomplished in part through the use of lighter colors throughout the store and wood floors. The Company plans to introduce this prototype in new stores and remodel selected existing stores beginning in Fall 1996.

               Store Expansion Program

               Abercrombie & Fitch stores are located principally in regional shopping malls. At July 6, 1996, Abercrombie & Fitch operated 105 stores nationwide, averaging 7,840 selling square feet. See "-- Properties" for a listing of store locations by state. The table below highlights the store expansion strategy pursued by Abercrombie & Fitch:

                                                                                                              Average Store
                                                                                                              Selling Space
               Stores Open           Stores             Stores          Stores Open       Total Selling         at end of
 Fiscal      at beginning of      Opened during      Closed during       at end of            Space            Fiscal Year
  Year         Fiscal Year         Fiscal Year        Fiscal Year       Fiscal Year      (000's sq. ft.)        (sq. ft.)
 ------      ---------------      -------------      -------------      ----------       ---------------      -------------

  1991                     27                 10                  1               36                  287              7,972
  1992                     36                  4                  -               40                  332              8,300
  1993                     40                  9                  -               49                  405              8,265
  1994                     49                 20                  2               67                  541              8,075
  1995                     67                 33                  -              100                  792              7,920


               Abercrombie & Fitch plans to open 30 stores in 1996 (of which five have been opened to date) and increase the number of stores in operation by approximately 20% annually for the next several years thereafter. The Company has identified the stores remaining to be opened in 1996, and expects them all to be in operation before the holiday season. While substantially all stores to be opened in 1996 will be in regional shopping malls, the Company believes that selected street locations in university and high-traffic urban settings also provide attractive expansion opportunities. In evaluating real estate locations the Company considers a variety of criteria. Regional malls are measured based on strength of anchor stores, the fashion and quality mix of other specialty tenants and population and income characteristics of the surrounding area. Non-mall locations are assessed in terms of strength of other nearby specialty stores, and whether the shopping area attracts a customer mix consistent with the lifestyle characteristics targeted by the brand.

               A key element of Abercrombie & Fitch's new store strategy is to open new stores with trained managers in place. The Company targets that all managers of new stores have prior experience in other Abercrombie & Fitch stores in either the manager or assistant manager position.

               New Store Economics

               The Company's stores that were open during all of 1995 averaged $2.9 million in net sales and produced net sales per selling square foot of approximately $365. The average cost for leasehold improvements, furniture and fixtures for these stores was approximately $858,000 per store, after giving effect to landlord allowances. Inventory purchases for such stores averaged $302,000 per store. These stores generated an average after-tax return on investment (after-tax four wall contribution divided by capital investment and average inventory) of approximately 39% in 1995, or 65% on a pre-tax basis.

               The Company estimates that the average cost for leasehold improvements, furniture and fixtures for stores to be opened in 1996 will be approximately $660,000 per store, after giving effect to landlord allowances. Average pre-opening costs per store, which will be expensed as incurred, are expected to be less than $25,000. In addition, inventory purchases are expected to average approximately $300,000 per store.

               Abercrombie & Fitch's stores have typically exceeded management's store operating profitability and return on asset targets during the first year of operation.

Merchandising
               Product Mix

               The Company designs and sells all of its merchandise under its proprietary Abercrombie & Fitch brand. The merchandise assortment covers a broad range of classifications in men's and women's casual apparel. In addition, the Company offers a broad range of accessories that includes belts, socks, caps, boxers, underwear and personal care products. Although the Company currently markets dress shirts and ties, it has deemphasized these categories as the Company decided such merchandise was not consistent with the Company's focus on casual apparel.

               The following table sets forth the Company's merchandise mix by major category as a percentage of net sales for the years 1993-1995.

                           1993         1994         1995
                           ----         ----         ----
 Men's...............        76.0%        67.6%        60.2%
 Women's.............        24.0         32.4         39.8
Total Company........       100.0%       100.0%       100.0%


               Over the past several years, the Company has increased the square footage and the size of the merchandise offering devoted to women's sportswear, which has resulted in an increase in the women's business as a percentage of total net sales.

               Abercrombie & Fitch believes that there are major opportunities to increase volume through both increased penetration of the existing classifications and adding new merchandise classifications. Management believes that Abercrombie & Fitch's ability to design and market new merchandise quickly and effectively has been a key element of its success. In recent years the Company has significantly broadened its assortment in existing categories in order to increase volume and productivity. Since 1993 the number of items offered in the Company's assortment has increased approximately 75%. In 1996, the Company is continuing to expand key categories. For example, the number of items in the Fall 1996 men's outerwear line is approximately double the prior year's highly successful offering, and the women's outerwear assortment has also been expanded significantly. In addition, the Company recently introduced a new line of men's underwear and loungewear, with a women's underwear/ sleepwear line planned for the 1996 holiday season. As a result of the Company broadening its product mix, it has been able to flow fresh merchandise to the stores on a more frequent basis. The Company has also begun to offer a targeted assortment in its stores in the sunbelt in order to better respond to differences in climate.

               The Company believes it can extend the Abercrombie & Fitch brand into new merchandise categories and further increase sales productivity and growth. For the holiday season in 1996, Abercrombie & Fitch will introduce a new line of personal care products, including fragrances and soaps, as well as a limited number of decorative home accessories. In addition, the Company will offer its own uniquely designed line of sunglasses. The Company believes that its internal design capability will continue to develop new merchandise categories to reflect the Abercrombie & Fitch image.

               The Company's point-of-sale information system allows management to track the performance of merchandise items on a stock-keeping unit, or SKU, basis. Reorder "triggers" are used to replenish inventory of strong selling items. In addition, performance by store at a SKU level is tracked to allow inventory to be replenished based on differences in selling trends by store.

               Product Design

               The cornerstone of the Company's business is its ability to design products which embody the Abercrombie & Fitch image of a casual, youthful lifestyle. Since the new management team joined the Company in 1992, a major strategy has been to build an internal design group. From the end of 1992, the design group has grown from a staff of three to more than 30. The men's and women's businesses each maintain separate design and merchant groups. The product development process begins with senior management in the merchandising and design areas, who develop seasonal merchandise themes and concepts. These concepts are used to create line lists of items that are then developed by the designers. Designs cover not only fabric content, specifications and colors, but also labels, hangtags, and other descriptive marketing. In developing concepts and designs, the Company's executives identify trends through domestic and foreign travel, retail shopping, and awareness of activities favored by the young, active segment of the population.

               Product Quality

               Throughout its over 100 year history, quality has been a major element of the Abercrombie & Fitch brand. The Company strives to offer distinct, high quality merchandise in order to enhance customer satisfaction and increase brand loyalty. The Company emphasizes natural fibers and uses a number of different washes to achieve the desired comfort and hand-feel in its products. The Company's designers also place significant importance on developing distinctive trim details. Many of the products have unique buttons, pocket detailing, labels, graphic designs and hangtags. As part of this focus on quality, the Company establishes on-going relationships with key factories to ensure reliability and consistency of production. All factories used for the Company's production are approved for quality and dependability by senior management before orders are placed.

Marketing and Promotion

               The Company's marketing and promotional strategies are consistent with its established and differentiated lifestyle brand. The significant brand equity in the Abercrombie & Fitch name enables the Company to maintain a non-promotional price strategy in most of its merchandise classifications throughout the year. The Company conducts two major season-end promotional events each year. These events are intended to clear seasonal goods in advance of introducing new full-priced assortments and returning the stores to their generally non-promotional status. The Company's pricing strategy is designed to deliver the quality consistent with designer brands at price points below those typically associated with such designers.

               The Company focuses its advertising efforts on in-store displays and print media. In-store advertising includes a series of distinctive black and white photographs that are enlarged and prominently displayed throughout the stores. These photographs portray men and women engaged in activities identified with an active and spirited lifestyle and connote the timeless quality associated with the Abercrombie & Fitch brand. Print media advertising is focused on selected national publications and, as with the in-store photographs, communicates and reinforces the Abercrombie & Fitch brand image.

               The Company has a proprietary credit card available to its customers, representing in 1995 approximately 6% of net sales.

Associates

               Customer service is a defining feature of the Abercrombie & Fitch corporate culture. The Company believes that knowledgeable and enthusiastic sales associates have a direct impact on a customer's perception of the brand. Accordingly, Abercrombie & Fitch focuses significant resources on the selection and training of sales associates. Abercrombie & Fitch stresses the role of these sales associates as "brand representatives" and they are expected to reflect the lifestyle image of the brand. Brand representatives are required to be familiar with the full range of Abercrombie & Fitch merchandise and to have the ability to assist customers with merchandise selection. The Company minimizes brand representatives' time spent on administrative functions by centrally determining merchandise display and replenishment, markdowns and labor scheduling. By emphasizing friendliness, product knowledge and personal attention, management believes that Abercrombie & Fitch has established a reputation for excellent customer service.

               The typical management of an Abercrombie & Fitch store consists of one store manager and three to five assistant managers. The Company compensates its district and store managers with a base salary plus a performance bonus based primarily on store sales. The Company's store, district and regional managers spend a majority of their work week on Abercrombie & Fitch selling floors, providing leadership through coaching the staff and assisting customers.

               At July 6, 1996, the Company had approximately 3,800 associates, of whom approximately 300 were full-time salaried associates and approximately 400 were full-time hourly associates. A significant number of associates are hired on a seasonal basis to meet demand during holiday gift-buying seasons. The balance were part-time hourly associates. None of the Company's associates is represented by a labor union. The Company believes that its relationship with its associates is good.

Sourcing

               Abercrombie & Fitch utilizes a variety of sourcing arrangements. Mast Industries, Inc. ("Mast"), a wholly owned subsidiary of The Limited, supplied approximately 28% of the apparel purchased by the Company in 1995. The Company believes all transactions entered into with Mast are on an arm's-length basis, and Abercrombie & Fitch is not obligated to source product through Mast.

               In 1995, approximately 56% of the Company's merchandise was sourced from independent foreign factories located primarily in the Far East. The Company has no long-term merchandise supply contracts and many of its imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods which may be imported into the United States from countries in those regions. The Company competes with other companies for production facilities and import quota capacity. In addition, although the General Agreement on Tariffs and Trade ("GATT") adopted on December 8, 1994 requires the elimination of duties, tariffs and quotas on apparel and textile products by January 1, 2005, the GATT treaty is not expected to have any meaningful effect on the import of merchandise used in Abercrombie & Fitch's business for several years. Abercrombie & Fitch attempts to monitor manufacturing to ensure that no one company or country is responsible for a disproportionate amount of the Company's merchandise. The Company typically transacts business on an order-by-order basis and does not maintain any long-term or exclusive commitments or arrangements to purchase from any vendor. The Company believes that it has good relationships with its vendors and that, as the number of its stores increases, there will be adequate sources to produce a sufficient supply of quality goods in a timely manner and on satisfactory economic terms. See "Risk Factors -- Factors Affecting Abercrombie & Fitch's Business; Foreign Sourcing".

Central Store Planning

               The Company's store design and construction operations are handled centrally by the store planning division of The Limited ("Limited Store Planning"). Limited Store Planning is organized into teams comprised of designers, construction managers, architects, purchasing agents and financial personnel who are responsible for all phases of store design and construction. Teams are assigned to work with the senior management of a specific retail business (including Abercrombie & Fitch) to develop and implement store designs that are consistent with and promote the image of a given retail business. Abercrombie & Fitch and The Limited intend to enter into an agreement pursuant to which The Limited would continue to provide such services to Abercrombie & Fitch on a basis consistent with past practices.
The Limited will charge Abercrombie & Fitch for such services on a basis consistent with amounts charged by The Limited from time to time to its other businesses for comparable services. See "Relationship with The Limited -- Services Agreement".

Central Real Estate Management

               The Company's real estate operations, including all aspects of lease negotiations, are handled centrally by the real estate division of The Limited. Abercrombie & Fitch and The Limited intend to enter into an agreement pursuant to which The Limited would continue to provide such services to Abercrombie & Fitch on a basis consistent with past practices. The Limited will charge Abercrombie & Fitch for such services on a basis consistent with amounts charged by The Limited from time to time to its other businesses for comparable services. See "Relationship With The Limited -- Services Agreement".

               Potential new stores, locations, expansions and relocations are identified by Abercrombie & Fitch and by The Limited's real estate division. In choosing new sites for retail stores, The Limited's real estate division provides financial details regarding the proposed lease arrangement to Abercrombie & Fitch, which then evaluates the net required investment and potential rates of return relative to the Company's established hurdle rates before the store is approved for construction. The actual construction of the store is managed by Limited Store Planning. Although the real estate division retains control over the allocation of space within a given mall among the various retail businesses of The Limited, including Abercrombie & Fitch, each individual business is entitled to reject any transaction negotiated by the real estate division of The Limited. See "Risk Factors -- Potential Conflicts of Interest". Real estate decisions are based on a number of factors, including consistency with a given business image, sales and profit potential, the overall economic condition and demographic characteristics of the market, the identity of the other tenants in close proximity and the availability of acceptable lease terms.

               Although Abercrombie & Fitch's arrangement with The Limited may raise the potential for conflicts of interest, Abercrombie & Fitch's management believes the arrangement provides it with a significant competitive strength. Given The Limited's substantial size, Abercrombie & Fitch's management believes that The Limited is able to obtain lease terms and store sites on Abercrombie & Fitch's behalf that are more favorable than those that Abercrombie & Fitch could obtain on its own. Substantially all leases entered into by Abercrombie & Fitch are guaranteed by The Limited. Abercrombie & Fitch's management believes that its size and financial strength should allow it to enter into leases on attractive terms without guarantees from The Limited, and it is the intent of both The Limited and Abercrombie & Fitch that future Abercrombie & Fitch leases will not be guaranteed by The Limited.

Merchandise Distribution

               The Company's distribution operations are managed in a distribution center owned by The Limited and subleased to Abercrombie & Fitch. See "Relationship with The Limited -- Sublease Agreement". The distribution center is located in Reynoldsburg, Ohio. Once received at the distribution center, merchandise is inspected, packed for delivery to the stores and forwarded to a central shipping facility operated by Limited Distribution Services ("LDS"), a subsidiary of The Limited, which also provides certain engineering services to the distribution center.

               LDS also maintains a worldwide logistics network of agents and space availability arrangements to support the in-bound movement of merchandise into the distribution center. The out-bound shipping system consists of common carrier line haul routes connecting the distribution complex to a network of delivery agents. This system allows each store operated by the Company to receive several deliveries each week and daily during the peak holiday shopping season, which the Company believes is more frequent than the Company's smaller competitors. LDS does not own or operate trucks or trucking facilities. Abercrombie & Fitch and The Limited intend to enter into an agreement pursuant to which LDS would continue to provide such services to Abercrombie & Fitch on a basis consistent with past practices. The Limited will charge Abercrombie & Fitch for such services on a basis consistent with amounts charged by The Limited from time to time to its other businesses for comparable services. See "Relationship with The Limited -- Services Agreement".

Management Information Systems

               The Company's management information systems and electronic data processing systems consist of a full range of retail, financial, and merchandising systems, including credit, inventory distribution and control, sales reporting, accounts payable, merchandise reporting and distribution. Abercrombie & Fitch has an information system that is uniquely structured to the needs of its particular business. Certain of the equipment used in the management information systems is owned by The Limited. Abercrombie & Fitch and The Limited intend to enter into an agreement pursuant to which Abercrombie & Fitch would continue to use such equipment on a basis consistent with past practices. The Limited will charge Abercrombie & Fitch for such use on a basis consistent with amounts charged by The Limited from time to time to its other businesses for comparable services. See "Relationship with The Limited -- Services Agreement".

               Sales are updated daily in the merchandise reporting systems by polling sales information from each store's point-of-sale ("POS") terminals. The Company's POS system consists of registers providing price look-up, scanning of bar-coded tickets and credit authorization. Through automated nightly two-way electronic communication with each store, sales information, payroll hours and store initiated transfers are uploaded to the host system, and price changes are downloaded through the POS devices. The nightly communication with the stores also enables the Company to receive store transfer and physical inventory details and send electronic mail. The Company evaluates information obtained through daily reporting to implement merchandising decisions regarding markdowns and allocation of merchandise.

Trademarks and Servicemarks

               A subsidiary of the Company is the owner in the United States of the trademark Abercrombie & Fitch (the "Name Mark"). The Name Mark of the Company is registered in the United States Patent and Trademark Office. The term of this registration is ten years, and it is renewable for additional ten-year periods indefinitely, so long as the mark is still in use at the time of renewal. The Company's rights in its Name Mark are a significant part of the Company's business. The Company, therefore, intends to maintain its Name Mark and its registration. The Company is not aware of any claims of infringement or other challenges to the Company's right to register or use its Name Mark in the United States.

               Another subsidiary is also the owner in the United States of trademarks and service marks used to identify its merchandise and services, other than its Name Mark (the "Merchandise Marks"). Many of the Merchandise Marks of the Company are registered in the United States Patent and Trademark Office. The Merchandise Marks are important to the Company, and, therefore, the Company intends to, directly or indirectly, maintain these marks and their registrations. However, the Company may choose not to renew a registration of one or more of its Merchandise Marks if it determines that the mark is no longer important to its business. The Company does not believe any material claims of infringement or other challenges to the Company's right to register or use its Merchandise Marks in the United States in a manner consistent with its current practices are pending.

               The Company also conducts business in foreign countries principally as a result of the fact that a substantial portion of its merchandise is manufactured outside the United States. The Company believes its subsidiaries own registrations of its Name Mark and Merchandise Marks in numerous foreign countries to the degree necessary to protect such marks, although there may be restrictions on the use of certain of Abercrombie & Fitch's marks in a limited number of foreign jurisdictions.

               The Company has not licensed any of its trademarks or service marks to any other entity, although, for so long as the Company remains a subsidiary of The Limited, The Limited will be entitled to use the Company's trademarks and service marks at no cost to The Limited in The Limited's annual report to shareholders and publicity materials and for other similar purposes.

Competition

               All aspects of the Company's businesses are highly competitive. The Company competes primarily with department stores, mass merchandisers and other specialty retailers, including The Limited. See "Risk Factors--Potential Conflicts of Interest--Competition with The Limited". The Company believes that the principal bases upon which it competes are quality, fashion, service, selection and price.

               The Company believes that it has significant competitive advantages because of high consumer recognition and acceptance of its brand name and its strong presence in the major shopping malls in the United States, its relationship with The Limited and the experience of its management team. Certain of the Company's competitors in selected product lines are larger and have greater financial, marketing and other resources than the Company, however, and there can be no assurance that the Company will be able to compete successfully with them in the future.

Properties

               The main offices of Abercrombie & Fitch are located in Reynoldsburg, Ohio. These headquarters are owned by The Limited and subleased to Abercrombie & Fitch. Abercrombie & Fitch also has a distribution center located in Reynoldsburg, Ohio which is owned by The Limited and subleased to Abercrombie & Fitch. Abercrombie & Fitch believes that its facilities are well maintained, in good operating condition and adequate for its current needs. See "Relationship with The Limited -- Sublease Agreement".

               As of July 6, 1996, Abercrombie & Fitch operated 105 stores, which are located primarily in shopping malls throughout the United States.
Of these stores, 102 were leased directly from third parties (principally shopping mall developers) and three were leased from retail stores operated by other businesses of The Limited. See "Relationship with The Limited -- Shared Facilities Agreement". The Company believes that, as approximately 95% of its stores are located in shopping malls, there are growth opportunities for expansion to free-standing locations.

               Leases with third parties are typically between 10 and 15 years in duration. In most cases, the business unit pays an annual base rent plus a contingent rent based on the store's annual sales in excess of a specified threshold. Leases with other businesses of The Limited are on terms that represent the proportionate share of the base rent payable in accordance with the underlying lease plus the portion of any contingent rent payable in accordance with the underlying lease attributable to the performance of Abercrombie & Fitch. Many of the leases entered into by Abercrombie & Fitch are guaranteed by The Limited. Abercrombie & Fitch management believes that its size and financial strength should allow it to enter into leases on attractive terms without guarantees from The Limited, and it is the intent of both The Limited and Abercrombie & Fitch that future Abercrombie & Fitch leases will not be guaranteed by The Limited.

               The map and store list below set forth the number of stores by state operated by Abercrombie & Fitch in the United States and the cities in which Abercrombie & Fitch stores are located as of July 6, 1996:


            [Image material is contained here consisting of a map
        of the continental United States.  States in which stores are located are shaded and cities in which stores are
                       located are indicated by a dot.]




Arizona - 1                   Georgia - 5            Massachusetts - 5              Nebraska - 1            Oklahoma - 2
 Scottsdale                    Atlanta (4)            Boston (4)                     Omaha                   Oklahoma City
                               Savannah               Holyoke                                                Tulsa
California - 7                                                                      New Hampshire - 1
 Los Angeles (2)              Illinois - 6           Maryland - 3                    Salem                  Oregon - 1
 Sacramento                    Chicago (6)            Baltimore(2)                                           Portland
 San Diego                                            Towson                        New Jersey - 4
 San Francisco (2)            Indiana - 3                                            Cherry Hill            Pennsylvania - 5
 San Mateo                     Evansville            Michigan - 4                    Edison                  Langhorne
                               Indianapolis (2)       Ann Arbor                      Freehold                Philadelphia (2)
Colorado - 4                                          Detroit (2)                    Short Hills             Pittsburgh (2)
 Boulder                      Kansas - 2              Grand Rapids
 Denver (3)                    Kansas City (2)                                      Nevada - 1              Tennessee - 2
                                                     Minnesota - 2                   Las Vegas               Knoxville
Connecticut - 3               Kentucky - 2            Minneapolis-St. Paul (2)                               Nashville
 Hartford                      Lexington                                            New York - 10
 Milford                       Louisville            Missouri - 3                    Albany (2)             Texas - 10
 Stamford                                             Kansas City                    Buffalo                 Austin (2)
                              Louisiana - 1           St. Louis (2)                  Manhasset               Dallas (3)
District of Columbia - 1       New Orleans                                           New York City (2)       Fort Worth
                                                     North Carolina - 3              Rochester (2)           Houston (3)
Florida - 3                                           Greensboro                     Staten Island           San Antonio
 Orlando                                              Raleigh                        White Plains
 Tampa                                                Winston-Salem                                         Virginia - 4
 W. Palm Beach                                                                      Ohio - 4                 Arlington
                                                                                     Cincinnati              Fairfax
                                                                                     Cleveland               Tysons Corner
                                                                                     Columbus                Virginia Beach
                                                                                     Dayton
                                                                                                            Washington - 2
                                                                                                             Seattle (2)







Litigation

               The Company is a defendant in lawsuits arising in the ordinary course of business. Although the amount of any liability that could arise with respect to any such lawsuit cannot be accurately predicted, in the opinion of management, the resolution of these matters is not expected to have a material adverse effect on the financial position or results of operations of the Company.

                         RELATIONSHIP WITH THE LIMITED

               Upon completion of the Offerings, The Limited will own 100% of the outstanding Class B Common Stock of Abercrombie & Fitch which will
represent approximately      % of the combined voting power of all of the
outstanding Common Stock (or approximately      % if the Underwriters'
over-allotment options are exercised in full). For so long as The Limited continues to own shares of Common Stock representing more than 50% of the combined voting power of the Common Stock of Abercrombie & Fitch, The Limited will be able, among other things, to determine any corporate action requiring approval of holders of Common Stock representing a majority of the combined voting power of the Common Stock, including the election of the entire Board of Directors of Abercrombie & Fitch, without the consent of the other shareholders of Abercrombie & Fitch. Similarly, for so long as The Limited continues to own shares of Common Stock representing more than 75% of the combined voting power of the Common Stock of Abercrombie & Fitch, The Limited will be able, among other things, to determine any corporate action requiring approval of holders of Common Stock representing 75% of the combined voting power of the Common Stock, including certain amendments to Abercrombie & Fitch's Certificate of Incorporation and Bylaws and approval of certain mergers and other control transactions, without the consent of the other shareholders of Abercrombie & Fitch. Furthermore, for so long as The Limited holds 25% of the combined voting power of the Common Stock of Abercrombie & Fitch it will be able to block any corporate action requiring the approval of holders of Common Stock representing more than 75% of the combined voting power of the Common Stock. See "Description of Capital Stock". In addition, through its control of the Board of Directors and beneficial ownership of Common Stock, The Limited will be able to control certain decisions, including decisions with respect to Abercrombie & Fitch's dividend policy, Abercrombie & Fitch's access to capital (including borrowing from third-party lenders and the issuance of additional equity securities), mergers or other business combinations involving Abercrombie & Fitch, the acquisition or disposition of assets by Abercrombie & Fitch and any change in control of Abercrombie &
Fitch. The Limited has advised Abercrombie & Fitch that its current intent is to continue to hold all of the Class B Common Stock beneficially owned by it. However, The Limited has no agreement with Abercrombie & Fitch not to sell or distribute such shares, and, other than pursuant to the Underwriting Agreement, in which The Limited will agree not to sell or otherwise dispose of any shares of Common Stock (or any security convertible into or exchangeable or exercisable for Common Stock) owned by it for a period of 180 days following the date of this Prospectus without the prior written consent of the Representatives of the Underwriters, subject to certain exceptions, there can be no assurance concerning the period of time during which The Limited will maintain its beneficial ownership of Common Stock. Beneficial ownership of at least 80% of the total voting power and value of the outstanding Common Stock is required in order for The Limited to continue to include Abercrombie &
Fitch in its consolidated group for federal income tax purposes and ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required in order for The Limited to be able to effect a Tax-Free Spin-Off of Abercrombie & Fitch. In the event The Limited's ownership decreases below 80%, all borrowings under the Credit Agreement must be repaid. See "Description of Certain Indebtedness--Credit Agreement".

               Abercrombie & Fitch's relationship with The Limited will also be governed by agreements to be entered into in connection with the Offerings, including a services agreement, a corporate agreement, a shared facilities agreement and a tax-sharing agreement, the material terms of which are described below. It is anticipated that such agreements will be entered into concurrently with the consummation of the Offerings. With respect to matters covered by the services agreement, the relationship between The Limited and Abercrombie & Fitch is intended to continue in a manner generally consistent with past practices. Because Abercrombie & Fitch is a wholly owned subsidiary of The Limited, none of these arrangements will result from arm's-length negotiations and, therefore, the prices charged to the Company for services provided thereunder may be higher or lower than prices that may be charged by third parties.

               The descriptions set forth below are intended to be summaries and, while material terms of the agreements are set forth herein, the descriptions are qualified in their entirety by reference to the forms of the relevant agreement filed with the Registration Statement of which this
Prospectus forms a part.   Abercrombie & Fitch's Certificate of Incorporation
also contains provisions relating to the allocation of business opportunities that may be suitable for either of The Limited or Abercrombie & Fitch and to the approval of transactions between Abercrombie & Fitch and The Limited.

               For additional information concerning the above-mentioned provisions of Abercrombie & Fitch's Certificate of Incorporation and circumstances under which the Class A Common Stock and Class B Common Stock may be converted, see "Description of Capital Stock". For a description of certain intercompany debt, see "Description of Certain
Indebtedness--Intercompany Debt".

Services Agreement

               The Company and The Limited intend to enter into an intercompany services and operating agreement (the "Services Agreement") with respect to services to be provided by The Limited (or subsidiaries of The Limited) to the Company. The Services Agreement will provide that such services will be provided in exchange for fees which (based on current costs for such services) management believes would not exceed fees that would be paid if such services were provided by an independent third party and which are consistent in all material respects with the allocation of the costs of such services set forth in the historical financial statements of Abercrombie & Fitch. See the Consolidated Financial Statements included elsewhere herein. Management's estimate of the net charge for services that would have been payable by the Company in 1995 if the Services Agreement had been in effect during that period is approximately $4.0 million, which is approximately the amount included in the 1995 Consolidated Financial Statements. Such fees will be paid monthly in arrears. The Company may request an expansion or termination of services, in which case the parties will discuss, without obligation, the provision or termination of such services and an appropriate change or reduction in charges for such services, provided, however, that Abercrombie & Fitch may not terminate a service if the termination of such service would adversely affect the cost to The Limited of providing such service to other businesses operated by The Limited. Services will be provided to Abercrombie & Fitch based on several billing methodologies. Pursuant to one of such billing methodologies, specified services will be provided to Abercrombie & Fitch at costs comparable to those charged to other businesses operated by The Limited from time to time, and Abercrombie & Fitch is obligated to purchase those services at the specified costs. In the event The Limited proposes changes in billing methodology which would result in a significant increase (being the greater of a 10% increase in costs or $1 million) in costs for the affected services, the Company may terminate such services.

               The purpose of the Services Agreement is to ensure that The Limited continues to provide to Abercrombie & Fitch the range of services that The Limited provided to the Company prior to the Offerings. With respect to matters covered by the Services Agreement, the relationship between The Limited and Abercrombie & Fitch is intended to continue in a manner generally consistent with current practices. The services initially to be provided by The Limited to the Company include, among other things, certain accounting, aircraft, associate benefit plan administration, audit, cash management, corporate development, corporate secretary, governmental affairs, human resources and compensation, investor and public relations, legal, risk management, tax and treasury services. Pursuant to the Services Agreement, The Limited will also continue to perform the store design/planning, real estate and import and shipping services provided to Abercrombie & Fitch prior to the Offerings. See "Business--Central Store Planning", "--Central Real Estate Management" and "--Merchandise Distribution".

               In addition to the identified services, The Limited intends to agree to continue coverage of the Company under The Limited's umbrella liability, property, casualty and fiduciary insurance policies. The Company intends to agree to reimburse The Limited for the portion of The Limited's premium cost with respect to such insurance that is attributable to coverage of the Company. Either The Limited or the Company may terminate such coverage under The Limited's policies at any time upon prior written notice during the 90 days prior to the anniversary date of the policy; provided that termination of coverage by Abercrombie & Fitch may only be for nonpayment and only if a replacement policy, acceptable to The Limited, is entered into by Abercrombie & Fitch.

               Also, in addition to the identified services, The Limited intends to agree to allow eligible associates of the Company to participate in The Limited's associate benefit plans. In addition to a monthly services fee, under the Services Agreement, the Company intends to agree to reimburse The Limited for The Limited's costs (including any contributions and premium costs and including certain third-party expenses and allocations of certain personnel expenses of The Limited), generally in accordance with past practice, relating to participation by the Company's associates in any of The Limited's benefit plans.

               The Services Agreement will have an initial term of five years and will be renewed automatically thereafter for successive one-year terms unless either Abercrombie & Fitch or The Limited elects not to renew the Services Agreement. After the initial five-year term, the Services Agreement may be terminated at any time by either party upon six months' written notice. The Services Agreement will also provide that the Agreement will be subject to early termination by either Abercrombie & Fitch or The Limited upon six months' written notice if The Limited ceases to own shares of Common Stock representing more than 50% of the combined voting power of the Common Stock of Abercrombie & Fitch, whether as a result of a Tax-Free Spin-Off or otherwise.

               Pursuant to the Services Agreement, each party will agree to indemnify the other, except in certain limited circumstances, against liabilities that the other may incur that are caused by or arise in connection with such party's failure to fulfill its material obligations under the Services Agreement.

Sublease Agreement

               Abercrombie & Fitch has entered into a sublease agreement with an affiliate of The Limited (the "Sublease Agreement") pursuant to which such affiliate subleases to Abercrombie & Fitch the distribution center and headquarters office space currently used by Abercrombie & Fitch. The Sublease Agreement provides that the lessee will lease space at an average annual rental rate equal to $11.00 per square foot in the case of office space and $2.85 per square foot in the case of the distribution center, subject to adjustment based on the Consumer Price Index every third year. Abercrombie & Fitch's management believes that these rental rates are commensurate with market rates, although the Company did not seek bids from third parties. The net charge paid by the Company in 1995 under the Sublease Agreement was approximately $1.8 million, which is the amount included in the 1995 Consolidated Financial Statements.

               The Sublease Agreement will have an initial term of fifteen years and will be renewed automatically thereafter for eight successive five-year terms unless either the lessor or the lessee (or sublessor or sublessee) elects not to renew the Sublease Agreement upon at least one year's notice.

Shared Facilities Agreement

               At July 6, 1996, three of the Company's stores were located in space leased by other businesses controlled by The Limited. The Company and the relevant businesses operated by The Limited intend to enter into shared facilities agreements (collectively, the "Shared Facilities Agreement") pursuant to which the Company will sublease such facilities from the relevant subsidiary of The Limited. Under the Shared Facilities Agreement, the Company will be responsible for its pro rata share (based on square feet occupied) of all costs and expenses (principally fixed rent) under the relevant lease plus the portion of any performance based rent attributable to the Company. This method of allocating such costs and expenses is consistent in all material respects with the allocation of such costs and expenses set forth in the historical financial statements of Abercrombie & Fitch. See the Consolidated Financial Statements included elsewhere herein. Management's estimate of the store lease and other occupancy costs charge that would have been payable by the Company in 1995 if the Shared Facilities Agreement had been in effect during that period is approximately $1.4 million.

Tax-Sharing Agreement

               Abercrombie & Fitch is, and after the Offerings will continue to be, included in The Limited's federal consolidated income tax group and Abercrombie & Fitch's tax liability will be included in the consolidated federal income tax liability of The Limited and its subsidiaries. In certain circumstances, certain Abercrombie & Fitch subsidiaries may be included with certain subsidiaries of The Limited in combined, consolidated or unitary income tax groups for state and local tax purposes. Abercrombie & Fitch and The Limited intend to enter into a tax-sharing agreement (the "Tax-Sharing Agreement"). Pursuant to the Tax-Sharing Agreement, Abercrombie & Fitch and The Limited will make payments between them such that, with respect to any period, the amount of taxes to be paid by Abercrombie & Fitch, subject to certain adjustments, will be determined as though Abercrombie & Fitch were to file separate federal, state and local income tax returns (including, except as provided below, any amounts determined to be due as a result of a redetermination of the tax liability of The Limited arising from an audit or otherwise) as the common parent of an affiliated group of corporations filing combined, consolidated or unitary (as applicable) federal, state and local returns rather than a consolidated subsidiary of The Limited with respect to federal, state and local income taxes. Abercrombie & Fitch will be reimbursed, however, for tax attributes that it generates, such as net operating losses, if and when they are used on a consolidated basis.

               In determining the amount of tax-sharing payments under the Tax-Sharing Agreement, The Limited will prepare for Abercrombie & Fitch pro forma returns with respect to federal and applicable state and local income taxes that reflect the same positions and elections used by The Limited in preparing the returns for The Limited's consolidated group and other applicable groups. The Limited will continue to have all the rights of a parent of a consolidated group (and similar rights provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group), will be the sole and exclusive agent for Abercrombie & Fitch in any and all matters relating to the income, franchise and similar tax liabilities of Abercrombie & Fitch, will have sole and exclusive responsibility for the preparation and filing of consolidated federal and consolidated or combined state income tax returns (or amended returns), and will have the power, in its sole discretion, to contest or compromise any asserted tax adjustment or deficiency and to file, litigate or compromise any claim for refund on behalf of Abercrombie & Fitch. In addition, The Limited has agreed to undertake to provide the aforementioned services with respect to Abercrombie & Fitch's separate state and local returns and Abercrombie & Fitch's foreign returns. Under the Tax-Sharing Agreement, Abercrombie & Fitch will pay The Limited a fee intended to reimburse The Limited for all direct and indirect costs and expenses incurred with respect to Abercrombie & Fitch's share of the overall costs and expenses incurred by The Limited with respect to tax related services.

               In general, the Company will be included in The Limited's consolidated group for federal income tax purposes for so long as The Limited beneficially owns at least 80% of the total voting power and value of the outstanding Common Stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax-Sharing Agreement allocates tax liabilities between Abercrombie & Fitch and The Limited, during the period in which the Company is included in The Limited's consolidated group, the Company could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of The Limited's consolidated group. See "Risk Factors -- Control by The Limited".

Corporate Agreement

               The Company and The Limited intend to enter into a corporate agreement (the "Corporate Agreement") under which the Company will grant to The Limited a continuing option, transferable to any of its subsidiaries, to purchase, under certain circumstances, additional shares of Class B Common Stock or shares of nonvoting capital stock of the Company (the "Stock Option"). The Stock Option may be exercised by The Limited simultaneously with the issuance of any equity security of the Company (other than in the Offerings or upon the exercise of the Underwriters' over-allotment options), with respect to Class B Common Stock, only to the extent necessary to maintain its then-existing percentage of the total voting power and value of the Company and, with respect to shares of nonvoting capital stock, to the extent necessary to own 80% of each outstanding class of such stock. The purchase price of the shares of Class B Common Stock purchased upon any exercise of the Stock Option, subject to certain exceptions, will be based on the market price at which such stock may be purchased by third parties. The Stock Option expires in the event that The Limited reduces its beneficial ownership of Common Stock in the Company to Common Stock representing less than 60% of the number of outstanding shares of Common Stock. The Company does not intend to issue additional shares of Class B Common Stock except pursuant to the exercise of the Stock Option.

               The Corporate Agreement will further provide that, upon the request of The Limited, the Company will use its best efforts to effect the registration under the applicable federal and state securities laws of any of the shares of Class B Common Stock and nonvoting capital stock (and any other securities issued in respect of or in exchange for either) held by The Limited for sale in accordance with The Limited's intended method of disposition thereof, and will take such other actions necessary to permit the sale thereof in other jurisdictions, subject to certain limitations specified in the Corporate Agreement. The Limited will also have the right, which it may exercise at any time and from time to time, to include the shares of Class B Common Stock and nonvoting capital stock (and any other securities issued in respect of or in exchange for either) held by it in certain other registrations of common equity securities of the Company initiated by the Company on its own behalf or on behalf of its other shareholders. The Company will agree to pay all out-of-pocket costs and expenses in connection with each such registration that The Limited requests or in which The Limited participates. Subject to certain limitations specified in the Corporate Agreement, such registration rights will be assignable by The Limited and its assigns. The Corporate Agreement will contain indemnification and contribution provisions: (i) by The Limited and its permitted assigns for the benefit of the Company and related persons; and (ii) by the Company for the benefit of The Limited and the other persons entitled to effect registrations of Common Stock (and other securities) pursuant to its terms and related persons.

               For so long as The Limited maintains beneficial ownership of a majority of the number of outstanding shares of Common Stock, the Company may not take any action or enter into any commitment or agreement which may reasonably be anticipated to result, with or without notice and with or without lapse of time, or otherwise, in a contravention (or an event of default) by The Limited of: (i) any provision of applicable law or regulation, including but not limited to provisions pertaining to the Code or ERISA; (ii) any provision of The Limited's certificate of incorporation or bylaws; (iii) any credit agreement or other material instrument binding upon The Limited; or
(iv) any judgment, order or decree of any governmental body, agency or court having jurisdiction over The Limited or any of its respective assets. Except for those provisions relating to corporate opportunities and limitations on liabilities, the requirements for approval of certain business combinations and other control transactions, as well as the capital structure of the two companies, the Certificates of Incorporation and Bylaws of The Limited and Abercrombie & Fitch are substantially similar. See "Description of Capital Stock -- Certain Certificate of Incorporation and Bylaw Provisions". The Limited's certificate of incorporation and bylaws are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

                                MANAGEMENT

The following table sets forth certain information concerning the executive officers of the Company, each of whom assumed their position with the Company on July 15, 1996:

                 Name                     Age                             Position
                 ----                     ---                             ----------
Leslie H. Wexner......................     58      Chairman of the Board
Kenneth B. Gilman.....................     50      Vice Chairman of the Board
Michael S. Jeffries...................     51      President and Chief Executive Officer
Michele S. Donnan-Martin..............     32      Vice President - General Merchandising Manager -Women's
Seth R. Johnson.......................     42      Vice President - Chief Financial Officer



   Mr. Wexner has been President and Chief Executive Officer of The Limited since he founded The Limited in 1963 and Chairman of the Board for more than five years. Mr. Wexner has also been the Chairman of the Board and Chief
 Executive Officer of Intimate Brands since 1995. Mr. Wexner is also a director of Hollinger International, Inc. and Hollinger International
 Publishing, Inc.

   Mr. Gilman has been Vice Chairman and Chief Financial Officer of The Limited since June 1993. For more than five years prior thereto, Mr. Gilman was executive Vice President and Chief Financial Officer of The Limited. Mr.
 Gilman has also been the Vice Chairman of the Board of Intimate Brands since 1995.

   Mr. Jeffries has been President and Chief Executive Officer of Abercrombie & Fitch since February 1992. For one and one-half years prior thereto, Mr. Jeffries held the position of Executive Vice President - Merchandising for
 Paul Harris Stores, Inc. For five years prior thereto, Mr. Jeffries held the position of President and Chief Executive Officer of Alcott & Andrews.

   Ms. Donnan-Martin has been Vice President - General Merchandising Manager - Women's at Abercrombie & Fitch since February 1996. For three and one-half years prior thereto, Ms. Donnan-Martin held the position of Vice President
 Women's Merchandising at Abercrombie & Fitch. Prior to joining Abercrombie & Fitch in June 1992, she held the position of Divisional Merchandise Manager for J. Crew Group, Inc. for two years.

   Mr. Johnson has been Vice President - Chief Financial Officer of Abercrombie & Fitch since June 1992. Prior to 1992, Mr. Johnson held the position of Director, Financial Analysis from 1989 to 1992 for The Limited.

               The Board of Directors of Abercrombie & Fitch currently consists of Messrs. Wexner, Gilman and Jeffries. In addition, The Limited intends to cause the appointment as directors of Abercrombie & Fitch of four additional directors (the "Independent Directors") not associated with the Company, one of whom will not be associated with The Limited or any of its affiliates.

               In light of its voting power in the Company, The Limited has the ability to change the size and composition of the Board of Directors.

               Members of the Board of Directors are divided into three classes and serve staggered three-year terms. Of the current members of the Board of Directors, the term of Mr. Jeffries expires at the next annual meeting of shareholders (expected to occur in the second quarter of 1997), the term of Mr. Gilman expires at the annual meeting of shareholders to be held in 1998 and the term of Mr. Wexner expires at the annual meeting of shareholders to be held in 1999.

               The Board of Directors will have an audit committee, consisting entirely of Indpendent Directors, which will review the results and scope of the audit and other services provided by Abercrombie & Fitch's independent auditors.

               Compensation of Directors

               Directors who are not associates of the Company receive an annual retainer of $10,000 (increased by $1,500 for each committee chair held) plus a fee of $800 for each Board of Directors' meeting attended ($400 for a telephonic meeting) and, as committee members, receive $600 per committee meeting attended ($200 for each telephonic meeting). Each action in writing taken by the Board of Directors or any committee entitles each outside member to be paid $200. In addition, pursuant to the Abercrombie & Fitch 1996 Stock Plan for Non-Associate Directors (the "1996 Non-Associate Director Stock Plan") described below, each non-associate director will receive annual grants of options to acquire 2,000 shares of Class A Common Stock at an exercise price equal to the fair market value of the underlying shares on the date of grant. The annual retainer will be paid 50% in cash and 50% in Class A Common Stock pursuant to the 1996 Non-Associate Director Stock Plan described below. Associates and officers of the Company who are directors receive no additional compensation for services rendered as directors.

                            EXECUTIVE COMPENSATION

Summary

               The information set forth below describes the components of the total compensation paid by The Limited during its last completed fiscal year (the last three completed fiscal years in the cases of Messrs. Wexner and Gilman) to Mr. Wexner, who is the Chairman of the Board of Abercrombie & Fitch, and Messrs. Gilman, Jeffries and Johnson and Ms. Donnan-Martin (the "named executive officers"). Prior to the named individuals becoming executive officers of Abercrombie & Fitch on July 15, 1996, such executive officers were associates of The Limited. Messrs. Wexner and Gilman will continue their employment with The Limited following the Offerings. It is expected that Messrs. Wexner and Gilman will receive no cash compensation from Abercrombie & Fitch, although they will be eligible for participation in the Abercrombie & Fitch 1996 Stock Option and Performance Incentive Plan (the "Stock Plan") discussed below. The annual base salary and annual bonus opportunity for Messrs. Wexner and Gilman in respect of their service with The Limited and its affiliates will continue to be determined by The Limited's compensation committee and will be paid by The Limited. The compensation set forth below was paid by The Limited to such individuals in respect of their employment with The Limited.

               The principal components of each such named executive officer's cash compensation from The Limited have been the annual base salary and bonus as set forth in the Summary Compensation Table. The bonus amounts represent amounts that the compensation committee of the Board of Directors of The Limited approved for each named individual based on the performance of The Limited and Abercrombie & Fitch during 1995. The long-term compensation shown in the Summary Compensation Table was provided under The Limited's 1993 Stock Option and Performance Incentive Plan, which provides for various types of awards such as options to acquire common stock of The Limited and restricted common stock of The Limited. Messrs. Jeffries and Johnson and Ms. Donnan-Martin will continue to be eligible to participate in such plan following the Offerings. It is intended that substantially all the compensation to be paid to Messrs. Jeffries and Johnson and Ms. Donnan-Martin after the Offerings will be paid by the Company, not The Limited.

               Immediately following the Offerings, the annual base salaries and annual bonus opportunities of Messrs. Jeffries and Johnson and Ms. Donnan-Martin will be at the levels as was determined by the compensation committee of The Limited. Subsequently, the annual base salary and the annual bonus opportunity of Messrs. Jeffries and Johnson and Ms. Donnan-Martin will be determined by the compensation committee of the Company (the "Compensation Committee"). It is anticipated that the base salary paid by the Company to Messrs. Jeffries and Johnson and Ms. Donnan-Martin, and to all other executive officers compensated by the Company rather than The Limited, will initially be generally comparable to present levels of base salary received from The Limited, subject to such adjustments as may be determined in the normal course of business. In addition, in connection with the Offerings it is anticipated that the Company will adopt three compensation plans. Pursuant to the 1996 Non-Associate Director Stock Plan, described more fully below, the Company will grant on the effective date of the Offerings and on the first business day of each fiscal year of the Company options to purchase 2,000 shares of Class A Common Stock to each non-associate director of the Company. Pursuant to the Abercrombie & Fitch Incentive Compensation Plan (the "Incentive Plan"), described more fully below, eligible associates of the Company will be eligible to receive cash bonuses based on attainment by the Company of certain performance goals.

               All of the named executive officers will be eligible to participate in the Stock Plan and the Incentive Plan, pursuant to which it is anticipated that incentive compensation awards will be granted after the Offerings. Effective upon the consummation of the Offerings, it is expected that the Compensation Committee will grant certain executive officers options
to purchase an aggregate of             shares of the Company's Class A Common
Stock under the Stock Plan. The exercise price of these options will be equal to the initial public offering price set forth on the cover page of this Prospectus. These options are composed of three approximately equal tranches. Each tranche will vest generally in four equal annual installments commencing on the first, second and third anniversaries of the grant date, respectively, subject to continued employment with the Company. In addition, it is anticipated that the Compensation Committee will grant, and in consideration for the cancellation of certain previously granted options to purchase shares of The Limited's common stock will offer to grant, to certain executive officers and to non-executive officer associates options to purchase an
aggregate of up to               shares of the Company's Class A Common Stock
under the Stock Plan with an exercise price equal to the initial public offering price set forth on the cover page of this Prospectus. These options would vest in annual increments of 25% commencing on various dates beginning January 1, 1997, subject to continued employment with the Company. See "-- Abercrombie & Fitch 1996 Stock Option and Performance Incentive Plan".

               In addition, subject to the cancellation of the grants of restricted shares of The Limited's common stock made on to certain executive officers and associates, it is expected that such executive officers and associates will be granted, effective upon the consummation of the Offerings, an aggregate of restricted shares of the Company's Class A Common Stock under the Stock
Plan, which shares will vest on                                , subject to
continued employment with the Company. See Note 3 to the Summary Compensation Table below and "-- Abercrombie & Fitch 1996 Stock Option and Performance Incentive Plan".

               The following table presents certain specific information regarding the compensation paid by The Limited for the periods indicated to Mr. Wexner, the Chairman of the Board of Abercrombie & Fitch, and to Messrs. Gilman, Jeffries and Johnson and Ms. Donnan-Martin who have become executive officers of Abercrombie & Fitch.


                          Summary Compensation Table

                                               Annual Compensation           Long-Term Compensation
                                           -------------------------     ------------------------------
                                                                                             Securities        All Other
           Name &                                                        Restricted Stock    Underlying     Compensation($)
     Principal Position          Year(1)    Salary($)     Bonus($)(2)     Award(s)($)(3)     Options(#)           (4)
     ------------------          ----       ------        -----          ----------------    ----------     -------------

Leslie H. Wexner(5)..........       1995    $1,150,000       $768,315               --           100,000           $148,436
Chairman of the Board               1994     1,150,000        832,370             556,562         50,000            149,066
                                    1993     1,150,000        660,100           2,150,000              0            147,636

Kenneth B. Gilman(5).........       1995       941,935        449,620                --           25,000            190,772
Vice Chairman of the                1994       896,144        473,760             278,281         25,000            185,736
Board
                                    1993       796,154        390,320           1,075,000           --              157,926

Michael S. Jeffries..........       1995       491,700        426,300             159,393         12,000             51,695
President and Chief
Executive Officer

Michele S. Donnan-Martin.....       1995       217,510        107,184              26,566          5,000             17,850
Vice President- General
Merchandising Manager-Women's

Seth R. Johnson..............       1995       198,340         97,440              26,566          5,000             22,013
Vice President - Chief
Financial Officer

- ----------------
(1) Under rules promulgated by the Commission, since the Company was not a reporting company during the three immediately preceding fiscal years, only the information with respect to the most recent completed fiscal year is noted in the Summary Compensation Table except for such information that was previously required to be filed with the Commission.

(2) Represents, for each fiscal year, the aggregate of the performance-based cash incentive compensation paid for the Spring and Fall selling seasons occurring in that fiscal year.

(3) On February 1, 1996, 9,516, 1,586, 1,586, restricted common stock performance awards of The Limited were made to executive officers Jeffries, Donnan-Martin and Johnson, respectively. The per share value of the common stock of The Limited on such date was $16.75. These awards vest 10% on February 1, 1996, an additional 20% on February 1, 1997, an additional 30% on February 1, 1998, and the remaining 40% on February 1, 1999, in each case subject to the holder's continued employment with The Limited.

   As of February 2, 1996, the aggregate restricted stock holdings in The Limited stock and the market value of such holdings for each of the named executive officers were: Mr. Wexner, 132,500 shares, $2,219,375; Mr. Gilman 66,250 shares; $1,109,688; Mr. Jeffries, 61,516 shares, $1,030,393; Ms.
   Donnan-Martin, 3,586 shares, $60,066; Mr. Johnson, 3,586 shares, $60,066 (based on the $16.75 fair market value of The Limited's common stock on such date).

(4) Represents, for each named executive officer, the amount of employer matching and supplemental contributions allocated to his/her account under certain qualified and non-qualified defined contribution plans maintained by The Limited during the calendar year in which the 1995 fiscal year commenced. It is anticipated that after the Offerings the named executive officers will continue to participate in such plans.

(5) Messrs. Wexner and Gilman are also employed by The Limited and received no direct cash compensation from the Company. The annual base salary and annual bonus opportunity for Messrs. Wexner and Gilman in respect of their service with The Limited and its affiliates was determined by The Limited's Compensation Committee and was paid by The Limited.

               The following table sets forth certain information regarding options to acquire common stock of The Limited granted to the named executive officers during the 1995 fiscal year of The Limited.

                       Option Grants in Fiscal Year 1995
                               Individual Grants

                                                                                          Potential Realizable Value at Assumed
                        Securities         % of                                                Annual Rates of Stock Price
                        Underlying    Total Options                                                   Appreciation
                         Options        Granted to       Exercise                                  for Option Term(3)
                         Granted       Employees In        Price        Expiration        ---------------------------------------
        Name              (#)(1)      Fiscal Year(2)      ($/sh)           Date                   5.0%($)              10.0%($)
        ----            ----------    --------------     --------       ----------                -------              --------

Leslie H. Wexner....       100,000        4.69%              $17.50        3/1/05                $1,100,565            $2,789,049
Kenneth B. Gilman...         5,714        0.27%               17.50        2/22/05                   62,886               159,366
                            19,286        0.90%               17.50        3/1/05                   212,255               537,896
Michael S. Jeffries.         5,800        0.27%               17.50        2/27/05                   63,945               161,385
                             6,200        0.29%               17.50        3/1/05                    68,355               172,515
Michele S. Donnan-
Martin..............         4,282        0.20%               17.50         2/27/05                  47,209               119,147
                               718        0.03%               17.50         3/1/05                    7,916                19,978
Seth R. Johnson.....         4,742        0.22%               17.50         2/27/05                  52,281               131,946
                               258        0.01%               17.50         3/1/05                    2,844                 7,179


- --------------------
(1) All options granted relate to shares of common stock of The Limited.

(2) All options listed were granted to the named executive officers pursuant to The Limited's 1993 Stock Option and Performance Incentive Plan. All such options become exercisable in four equal annual portions commencing on the first anniversary of the grant date. The table above indicates that each named executive officer, other than Mr. Wexner, received two such stock option grants during 1995. One grant represents options intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code and the other represents non-qualifying stock options. All such stock option grants were made on the same day, February 28, 1995.

(3) The assumed rates of growth are prescribed by the Commission for illustrative purposes only and are not intended to predict or forecast future stock prices.The following table provides information relating to the number and value of shares of common stock of The Limited subject to options held by the named executive officers as of February 2, 1996.


                                         Aggregated Option Exercises in 1995 Fiscal Year
                                                and Fiscal Year-end Option Values


                                                                                                   Value of Unexercised,
                                                        Number of Securities Underlying                 In-the-Money
                                                        Unexercised Options at FY-End (#)       Options Held at FY-End ($)(1)
                      Shares                            ---------------------------------       -----------------------------
                    Acquired On       Value
          Name      Exercise (#)    Realized($)         Exercisable        Unexercisable       Exercisable         Unexercisable
          -----     -----------     -----------         -----------        -------------       -----------         -------------

Leslie H. Wexner....       --             --               12,500             137,500                 --                --
Kenneth B. Gilman...       --             --              200,000              68,750           $376,562                --
Michael S. Jeffries.       --             --               27,750              33,250                 --                --
Michele S. Donnan-
Martin..............       --             --               10,500              12,500                 --                --
Seth R. Johnson.....       --             --               20,750              14,250             29,250                --

- ---------------
(1) Calculated on the basis of the number of shares of common stock of The Limited subject to each such option multiplied by the excess of the $16.75 fair market value of a share of The Limited's common stock at fiscal year-end over the per share exercise price of such option.


Long-Term Incentive Plans -- Awards in Fiscal Year 1995

               No awards were granted in respect of the 1995 fiscal year to the named executive officers other than the restricted stock performance awards granted in The Limited, Inc. stock on February 1, 1996 to corporate officers Jeffries, Donnan-Martin and Johnson, as disclosed in the Summary Compensation Table.

Abercrombie & Fitch Incentive Compensation Plan

               It is anticipated that, prior to the consummation of the Offerings, the Company's Board of Directors will adopt, and The Limited, as the Company's sole shareholder, will approve, effective on the consummation of the Offerings, the Incentive Plan. The Incentive Plan is intended to satisfy the applicable provisions of Section 162(m) of the Code. Under the Incentive Plan, approximately 30 key executives of the Company, other than Messrs. Wexner and Gilman, with significant operating and financial responsibility are eligible to earn seasonal cash incentive compensation payments that are paid twice each year.

               Prior to the beginning of each spring and fall selling season, operating income and/or gross margin and/or sales objectives may be established by the Compensation Committee of the Company. Any objectives set would expect a stretch performance level, and be based on an analysis of historical performance and growth expectations for the business, financial results of other comparable businesses, and progress towards achieving the long-range strategic plan for the business. These objectives and determination of results are based entirely on financial measures, and discretion may not be used to modify award results.

               Annual incentive compensation targets established for eligible executives will range from 10% to 110% of base salary. Targeted incentive compensation would equal a percentage of an eligible executive's total compensation as established by the pay guidelines. Executives earn their target incentive compensation if the business achieves the established operating income and/or gross margin and/or sales objectives. The target incentive compensation percentage for each executive is based on the level and functional responsibility of his or her position and competitive practices, in that order of priority. For the named executive officers, annual incentive compensation targets can range from 40% to 110% of base salary. The amount of incentive compensation paid to executives can range from zero to double their targets, based upon the extent to which operating income and/or gross margin and/or sales objectives are achieved. The minimum level at which an executive would earn any incentive payment, and the level at which an executive would earn the maximum incentive payment of double the target, are established by the Compensation Committee of the Company prior to the commencement of each bonus period, and actual payouts are based on a straight-line interpolation based on these minimum and maximum levels and the target operating income objectives.

               The maximum dollar amount to be paid for any year under the Incentive Plan to each participant may not exceed $2 million.

Abercrombie & Fitch 1996 Stock Option and Performance Incentive Plan

               It is anticipated that, prior to the consummation of the Offerings, the Company's Board of Directors will adopt, and The Limited, as the Company's sole shareholder, will approve, effective on the consummation of the Offerings, the Stock Plan.

               Purpose of Plan

               The purpose of the Stock Plan is to attract and retain the best available executive and key management associates for the Company and its subsidiaries and to encourage the highest level of performance by such associates, thereby enhancing the value of the Company for the benefit of its shareholders. The Stock Plan is also intended to motivate executive and key management associates to contribute to the Company's future growth and profitability and to reward their performance in a manner that provides them with a means to increase their holdings of the Class A Common Stock of the Company and aligns their interests with the interests of the shareholders of the Company.

               Administration of the Stock Plan

               The Stock Plan will be administered by a committee of two or more members of the Company's Board of Directors (the "Plan Committee"). The Plan Committee will be composed of directors who qualify as "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and as "outside directors" within the meaning of Section 162(m) of the Code. The Plan Committee has the power in its discretion to grant awards under the Stock Plan, to determine the terms thereof, to interpret the provisions of the Stock Plan and to take such action as it deems necessary or advisable for the administration of the Stock Plan.

               Number of Authorized Shares

               The Stock Plan provides for awards with respect to a maximum of 1,500,000 shares of Class A Common Stock to associates of the Company and its subsidiaries and to associates of The Limited and its subsidiaries during the term of the Stock Plan. Corresponding tax offset payments also may be awarded at the discretion of the Plan Committee. The number and class of shares available under the Stock Plan and/or subject to outstanding awards may be adjusted by the Plan Committee to prevent dilution or enlargement of rights in the event of various changes in the capitalization of the Company.

               Eligibility and Participation

               Eligibility to participate in the Stock Plan is limited to the named executive officers and full-time executive and key management associates of the Company and its subsidiaries and to associates of The Limited and its subsidiaries who are selected by the Plan Committee. Currently, approximately 500 associates of the Company and its subsidiaries are within the classes eligible to participate in the Stock Plan. The Company anticipates that approximately 10% of those eligible associates will participate in the Stock Plan. Participation in the Stock Plan is at the discretion of the Plan Committee and shall be based upon the associate's present and potential contributions to the success of the Company and its subsidiaries and such other factors as the Plan Committee deems relevant. No associate may be granted in any calendar year awards covering more than 400,000 shares of Class A Common Stock.

               Type of Awards Under the Stock Plan

               The Stock Plan provides that the Plan Committee may grant awards to eligible associates in any of the following forms, subject to such terms, conditions and provisions as the Plan Committee may determine to be necessary or desirable: (i) incentive stock options; (ii) nonstatutory stock options; (iii) stock appreciation rights; (iv) restricted shares; (v) performance shares; (vi) performance units; (vii) shares of unrestricted Class A Common Stock; and (viii) tax offset payments.

               Term of Stock Plan

               Unless earlier terminated by the Company's Board of Directors, the Stock Plan will terminate on the tenth anniversary of the earlier of the adoption of the Stock Plan by the Company's Board of Directors or the date of the consummation of the Offerings.

               Amendment and Termination

               The Company's Board of Directors may suspend, amend, modify or terminate the Stock Plan.

Abercrombie & Fitch 1996 Stock Plan for Non-Associate Directors

               It is anticipated that, prior to the consummation of the Offerings, the Company's Board of Directors will adopt and The Limited, as the Company's sole shareholder will approve, effective on the consummation of the Offerings, the 1996 Non-Associate Director Stock Plan. The following is a summary of the material terms of the 1996 Non-Associate Director Stock Plan, a copy of which is filed as an exhibit to the registration statement of which this Prospectus is a part. The following summary does not purport to be complete and is qualified in its entirety by the terms of the 1996 Non-Associate Director Stock Plan.

               Purpose of Plan

               The purpose of the 1996 Non-Associate Director Stock Plan is to promote the interests of the Company and its shareholders by increasing the proprietary interest of non-associate directors in the growth and performance of the Company.

               Eligibility

               The 1996 Non-Associate Director Stock Plan provides for awards of nonqualified options to directors of the Company who are not associates of the Company or its affiliates ("Eligible Directors").

               Types of Awards

               Pursuant to the 1996 Non-Associate Director Stock Plan, on the effective date of the Offerings each Eligible Director will be granted an option to purchase 2,000 shares of Class A Common Stock at the price at which such shares are offered to the public. Subsequently, on the first business day of each fiscal year of the Company, commencing following the Offerings, each Eligible Director will be granted an option to purchase 2,000 shares of Class A Common Stock as of the first business day of such fiscal year at a per share exercise price equal to the fair market value of a share of Class A Common Stock on such date. Each option will: (i) vest in annual 25% increments commencing on the first anniversary of the grant date; and (ii) expire on the earlier of the tenth anniversary of the date of grant and one year from the date on which an optionee ceases to be an Eligible Director.
The exercise price per share of Class A Common Stock shall be 100% of the fair market value per share on the date the option is granted. The exercise price of options must be satisfied in cash.

               In addition, the 1996 Non-Associate Director Stock Plan provides that each Eligible Director will receive 50% of such Eligible Director's annual retainer in unrestricted shares of Class A Common Stock, valued as of the last business day of each fiscal quarter commencing hereafter.

               Number of Authorized Shares

               The maximum number of shares of Class A Common Stock in respect of which options may be granted and shares awarded in lieu of 50% of the annual retainer under the 1996 Non-Associate Director Stock Plan is 100,000. Shares of Class A Common Stock subject to options that are forfeited, terminated or canceled will again be available for awards. The shares of Class A Common Stock to be delivered under the 1996 Non-Associate Director Stock Plan will be made available from the authorized but unissued shares of Class A Common Stock or from treasury shares. The number and class of shares available under the 1996 Non-Associate Director Stock Plan and/or subject to outstanding options may be adjusted by the Board of Directors to prevent dilution or enlargement of rights in the event of various changes in the capitalization of the Company.

               Administration

               The 1996 Non-Associate Director Stock Plan will be administered by the Board of Directors. Subject to the provisions of the 1996
Non-Associate Director Stock Plan, the Board shall be authorized to interpret the 1996 Non-Associate Director Stock Plan, to establish, amend, and rescind any rules and regulations relating to it and to make all other determinations necessary or advisable for its administration; provided, however, that the Board shall have no discretion with respect to the selection of directors to receive options, the number of shares of Class A Common Stock subject to any such options, the purchase price thereunder or the timing or term of grants of options. The determinations of the Board in the administration of the 1996 Non-Associate Director Stock Plan, as described herein, shall be final and conclusive. The Secretary of the Company shall be authorized to implement the 1996 Non-Associate Director Stock Plan in accordance with its terms and to take such actions of a ministerial nature as shall be necessary to effectuate the intent and purposes thereof. The validity, construction and effect of the 1996 Non-Associate Director Stock Plan and any rules and regulations relating to it shall be determined in accordance with the laws of the State of Delaware.

               Transferability

               The options granted under the 1996 Non-Associate Director Stock Plan may not be assigned or transferred, except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order.

               Shares issued under the 1996 Non-Associate Director Stock Plan in respect of 50% of the annual retainer may be assigned or transferred.

               Term of Plan

               No option may be granted under the 1996 Non-Associate Director Stock Plan after the tenth annual meeting of the Company's shareholders following the consummation of the Offerings.

               Amendments

               The 1996 Non-Associate Director Stock Plan may be amended by the Company's Board of Directors, as it shall deem advisable or to conform to any change in any law or regulation applicable thereto; provided, that the Company's Board of Directors may not, except in the limited circumstances described above, without the authorization and approval of shareholders: (i) increase the number of shares of Class A Common Stock which may be purchased pursuant to options, either individually or in the aggregate; (ii) change the requirement that option grants be priced at fair market value; (iii) modify in any respect the class of individuals who constitute Eligible Directors; or
(iv) materially increase benefits thereunder. The provisions governing eligibility, the grant, terms and conditions of the options and the award of shares of Class A Common Stock in respect of the annual retainer and, for purposes of the 1996 Non-Associate Director Stock Plan, the amount of the annual retainer, may not be amended more often than once every six months, other than to comport with changes in the Code, ERISA or the rules under either such statute.

               Awards under the Plan

               The following table sets forth amounts to be paid to the Non-Associate Director group in 1996 under the 1996 Non-Associate Director Stock Plan.

             1996 Non-Associate Director Stock Plan Benefits Table

                             Name and Position                                   Dollar Value($)      Number of Units
                             -----------------                                   ---------------      ---------------

Non-Associate Director Group (assuming four non-associate directors)               $20,000(1)            8,000(2)

- --------------------
(1) Consists of restricted shares of the Company's Class A Common Stock to be issued in respect of 50% of each such director's annual retainer, valued as of the date such retainer is paid.

(2) Consists of options to purchase shares of the Company's Class A Common Stock at an exercise price equal to the fair market value on the date of grant. Each such option will vest in 25% increments commencing on the first anniversary of the date of grant.

                           PRINCIPAL SHAREHOLDER

               All of the shares of Class B Common Stock outstanding prior to the completion of the Offerings are beneficially owned by The Limited. Upon consummation of the Offerings, The Limited will beneficially own 100% of the Class B Common Stock and, accordingly, will own Common Stock representing approximately % of the economic interest in the Company ( % if the Underwriters' over-allotment options are exercised in full) and representing approximately % of the combined voting power of the Company's outstanding Common Stock (or % if the Underwriters' over-allotment options are exercised in full). As of March 18, 1996 Leslie H. Wexner, Chairman of the Company and Chairman of the Board, Chief Executive Officer and President of The Limited, beneficially owned approximately 25.2 % of the outstanding common stock of The Limited. The address of The Limited is Three Limited Parkway, Columbus, Ohio 43230.

                    SHARES ELIGIBLE FOR FUTURE SALE

               Upon completion of the Offerings, the Company will have shares of Class A Common Stock issued and outstanding ( if the Underwriters' over-allotment options are exercised in full) and shares of Class B Common Stock issued and outstanding. All of the shares of Class A Common Stock to be sold in the Offerings will be freely transferable and tradeable without restrictions under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined in Rule 144 adopted under the Securities Act ("Rule 144")), which will be subject to the resale limitations of Rule 144. All of the outstanding shares of Class B Common Stock are owned by The Limited and have not been registered under the Securities Act and may not be sold in the absence of an effective registration statement under the Securities Act other than in accordance with Rule 144 or another exemption from registration. The Limited has certain rights to require the Company to effect registration of shares of Class B Common Stock owned by The Limited, which rights may be assigned. See "Relationship with The Limited -- Corporate Agreement".

               In general, under Rule 144 as currently in effect, a person (including an affiliate) who beneficially owns shares that are "restricted securities" as to which at least two years have elapsed since the later of the date of acquisition of such securities from the issuer or from an affiliate of the issuer, and any affiliate who owns shares that are not "restricted securities", is entitled to sell within any three-month period, a number of shares that does not exceed (together with the sales by other persons required to be aggregated) the greater of one percent of the total number of outstanding shares of the class of stock being sold or the average weekly reported trading volume of the class of stock being sold during the four calendar weeks preceding the filing of the required notice of such sale. A person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned restricted securities as to which at least three years have elapsed since the later of the date of the acquisition of such securities from the issuer or from an affiliate of the issuer is entitled to sell such shares without regard to the volume limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly through the use of one or more intermediaries controls, is controlled by, or is under common control with, such issuer. The Commission has proposed reducing the periods of beneficial ownership of "restricted securities" required by Rule 144. Under the proposal, persons who have beneficially owned restricted securities for at least one year, instead of two years as currently required, would be able to resell such securities by complying with the volume limitations described above. In the case of a person who is not deemed to be an affiliate of the Company during the preceding three months, the proposal would permit sales without regard to the limitations described above as long as at least two years have elapsed since the later of the date of the acquisition of such securities from the issuer or from an affiliate of the issuer, instead of three years as currently required. There can be no assurance that the proposed revisions to Rule 144 will be adopted by the Commission.

               Rule 144A under the Securities Act ("Rule 144A") provides a non-exclusive safe harbor exemption from the registration requirements of the Securities Act for specified resales of restricted securities to certain institutional investors. In general, Rule 144A allows unregistered resales of restricted securities to a "qualified institutional buyer", which generally includes an entity, acting for its own account or for the account of other qualified institutional buyers, that in the aggregate owns or invests at least $100 million in securities of unaffiliated issuers. Rule 144A does not extend an exemption to the offer or sale of securities that, when issued, were of the same class as securities listed on a national securities exchange or quoted on an automated quotation system.

               Prior to the Offerings, there has been no market for the Class A Common Stock. No predictions can be made of the effect, if any, that market sales of currently outstanding shares of Class B Common Stock or the availability of such shares for sale will have on the market price of Class A Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Class B Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for Class A Common Stock. Although The Limited in the future may effect or direct sales or other dispositions of Common Stock that would reduce its beneficial ownership interest in the Company, The Limited has advised the Company that its current intention is to continue to hold all of the Class B Common Stock beneficially owned by it immediately after the completion of the Offerings. However, The Limited has no agreement with the Company not to sell or distribute such shares and, other than pursuant to the Underwriting Agreement described below, there can be no assurance concerning the period of time during which The Limited will maintain its beneficial ownership of Common Stock. Beneficial ownership of at least 80% of the total voting power and value of the outstanding Common Stock is required in order for The Limited to continue to include the Company in its consolidated group for federal tax purposes and ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required in order for The Limited to be able to effect a Tax-Free Spin-Off of the Company. The Limited has indicated to the Company that any decision by The Limited to reduce such beneficial ownership interest would be made in the future on the basis of all of the circumstances existing at such time, including the effect of any such reduction on The Limited (including any benefit to The Limited from the removal from The Limited's consolidated balance sheet of the Company's indebtedness (and assets) in the event The Limited's interest in the Common Stock is reduced below 50%), the needs of The Limited, the performance of The Limited, stock market conditions and other factors. In connection with the Offerings, subject to certain exceptions, the Company and The Limited will agree with the Underwriters not to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock (or any security convertible into or exchangeable or exercisable for Common Stock) for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters.

                         DESCRIPTION OF CAPITAL STOCK

General

               The authorized capital stock of the Company will consist of
(a) shares of Common Stock, par value $0.01 per share, of which: (i) shares will be designated as Class A Common Stock; and (ii) shares will be designated as Class B Common Stock; and (b) shares of Preferred Stock, of which no shares are outstanding as of the date hereof. Of the shares of Common Stock designated as Class A Common Stock, shares are being offered hereby and shares are reserved for issuance upon conversion of Class B Common Stock into Class A Common Stock. Of the shares of Common Stock designated as Class B Common Stock, shares will be outstanding and held by The Limited upon consummation of the Offerings. Each of the Class A Common Stock and Class B Common Stock constitutes a series of Common Stock under the General Corporation Law of the State of Delaware (the "DGCL"). A description of the material terms and provisions of the Company's Certificate of Incorporation affecting the relative rights of the Class A Common Stock, the Class B Common Stock and the Preferred Stock is set forth below. The description is intended as a summary and is qualified in its entirety by reference to the form of the Company's Certificate of Incorporation filed with the Registration Statement of which this Prospectus forms a part. Common Stock Voting RightsThe holders of Class A Common Stock and Class B Common Stock generally have identical rights except that holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to three votes per share on all matters to be voted on by shareholders. Holders of shares of Class A Common Stock and Class B Common Stock are not entitled to cumulate their votes in the election of directors. Generally all matters to be voted on by shareholders must be approved by a majority of the votes entitled to be cast by all shares of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Stock. However, the Company's Certificate of Incorporation includes, among other things: (i) a requirement that a vote of at least 75% of the outstanding Common Stock is required to effect a merger or consolidation with an Interested Person (as defined therein), a sale of all or substantially all of the assets of the Company to an Interested Person and certain other control transactions; and (ii) a provision specifying that certain provisions of the Company's Certificate of Incorporation and Bylaws may be amended, and directors may be removed, only with the approval of 75% of the outstanding Common Stock.

               Dividends

               The Board of Directors of the Company currently intends to retain future earnings for the development of its business and does not anticipate paying regular quarterly dividends on the Class A Common Stock or Class B Common Stock for the foreseeable future. Under Delaware law, the declaration of dividends is within the discretion of the Board of Directors and future dividends, if any, will depend upon various factors, including the Company's net income, current and anticipated cash needs and any other factors deemed relevant by the Board of Directors. By virtue of its stock ownership, The Limited will have the ability to change the size and composition of the Company's Board of Directors and thereby control the payments of dividends by the Company. Pursuant to restrictions contained in the Credit Agreement, so long as the Credit Agreement is outstanding, the Company is prohibited from paying any dividends on its capital stock, including the Class A Common Stock. See "Description of Certain Indebtedness--Credit Agreement".

               Conversion

               Prior to the earliest to occur of the date on which shares of Class B Common Stock are issued to shareholders of The Limited or its successor in a Tax-Free Spin-Off and the date on which the number of shares of Class B Common Stock outstanding is less than a majority of the aggregate number of shares of Common Stock outstanding and a Tax-Free Spin-Off has not occurred, each share of Class B Common Stock is convertible while held by The Limited or any of its subsidiaries at such holder's option into one share of Class A Common Stock. Any shares of Class B Common Stock transferred to a person other than The Limited or any of its subsidiaries shall automatically convert to shares of Class A Common Stock upon such disposition, except for a disposition effected in connection with a transfer of Class B Common Stock to shareholders of The Limited as a dividend intended to be a Tax-Free Spin-Off. In the event of a Tax-Free Spin-Off, shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock on the fifth anniversary of the Tax-Free Spin-Off unless prior to such Tax-Free Spin-Off, The Limited delivers to the Company an opinion of counsel (which counsel shall be reasonably satisfactory to the Company) to the effect that such conversion would preclude The Limited from obtaining a favorable ruling from the Internal Revenue Service that the distribution would be a Tax-Free Spin-Off under the Code. If such an opinion is received, approval of such conversion shall be submitted to a vote of the holders of the Abercrombie & Fitch Common Stock as soon as practicable after the fifth anniversary of the Tax-Free Spin-Off unless The Limited delivers to the Company an opinion of The Limited's counsel (which counsel shall be reasonably satisfactory to the Company) prior to such anniversary that such vote would adversely affect the status of the Tax-Free Spin-Off. Approval of such conversion will require the affirmative vote of the holders of a majority of the shares of both Abercrombie & Fitch's Class A Common Stock and Class B Common Stock present and voting, voting together as a single class, with each share entitled to one vote for such purpose. No assurance can be given that such conversion would be consummated. The Limited has no current plans with respect to a Tax-Free Spin-Off of Abercrombie & Fitch.

               The Limited will convert its Class B Common Stock to Class A Common Stock immediately prior to a Tax-Free Spin-Off if, after such conversion, it would have beneficial ownership of at least 80% of the value as well as the voting power of the outstanding Common Stock. All shares of Class B Common Stock shall automatically convert into Class A Common Stock if a Tax-Free Spin-Off has not occurred and the number of outstanding shares of Class B Common Stock falls below 60% of the aggregate number of outstanding shares of Common Stock. This will prevent The Limited from decreasing its economic interest in the Company to less than 60% while still retaining
control of approximately      % of Abercrombie & Fitch's voting power.  All
conversions will be effected on a share-for-share basis.

               The requirement that The Limited retain beneficial ownership of at least 80% of the voting power of the outstanding Common Stock after any conversion prior to a Tax-Free Spin-Off is intended to ensure that the tax treatment of the Tax-Free Spin-Off is preserved. Similarly, the requirement to submit such conversion to a vote of the holders of Common Stock is intended to preserve such tax treatment should the Internal Revenue Service challenge such automatic conversion as violating the 80% vote requirement. Automatic conversion of the Class B Common Stock into Class A Common Stock if a Tax-Free Spin-Off has not occurred and The Limited decreases its economic interest in the Company to less than 60% is intended to ensure that The Limited retains voting control by virtue of its ownership of Class B Common Stock only if it has a sizable economic interest in the Company.

               In addition, in order to give any holder of the Class A Common Stock or Class B Common Stock the right to participate in any offer for a significant amount of the shares of the other class that is not similarly offered for the shares of such holder's class, following a Tax-Free Spin-Off shares of Common Stock of each class will be convertible, at the option of the registered holder thereof, on a share-for-share basis, into shares of the other class if any person (other than The Limited or any of its consolidated subsidiaries), or any group of persons (other than The Limited or any one or more of its subsidiaries), agreeing to act together for the purpose of acquiring, holding, voting or disposing of shares of Common Stock, makes an offer which the Company's Board of Directors deems to be a bona fide offer, to purchase 5% or more of the other class of Common Stock for cash and/or other securities or property without making a similar offer for the shares of such class. The shares of Common Stock of a class may only be so converted during the period in which such bona fide offer is in effect. Any share of Common Stock so converted and not acquired by the offeror prior to the termination, recission or completion of the offer will automatically reconvert to a share of the class from which it was converted upon such termination, rescission or completion.

               Other Rights

               On liquidation, dissolution or winding up of the Company after payment in full of the amounts required to be paid to holders of Preferred Stock, all holders of Common Stock, regardless of class, are entitled to share ratably in any assets available for distribution to holders of shares of Common Stock.

               No shares of either class of Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Common Stock. However, see "Relationship with The Limited -- Corporate Agreement".

               Upon consummation of the Offerings, all the outstanding shares of Class A Common Stock and Class B Common Stock will be legally issued, fully paid and nonassessable.

Preferred Stock

               The Preferred Stock is issuable from time to time in one or more series and with such designations and preferences for each series as shall be stated in the resolutions providing for the designation and issue of each such series adopted by the Board of Directors of Abercrombie & Fitch.
The Board of Directors is authorized by Abercrombie & Fitch's Certificate of Incorporation to determine the voting, dividend, redemption and liquidation preferences and limitations pertaining to such series. The Board of Directors, without shareholder approval, may issue Preferred Stock with voting and other rights that could adversely affect the voting power of the holders of the Common Stock and could have certain antitakeover effects. Abercrombie & Fitch has no present plans to issue any shares of Preferred Stock. The ability of the Board of Directors to issue Preferred Stock without shareholder approval could have the effect of delaying, deferring or preventing a change in control of Abercrombie & Fitch or the removal of existing management.

Certain Certificate of Incorporation and Bylaw Provisions

Transactions with Interested Parties

               The Company's Certificate of Incorporation includes certain provisions addressing potential conflicts of interest between the Company and The Limited and its subsidiaries and regulating and defining the conduct of certain affairs of the Company as they may involve the Company, The Limited and their subsidiaries, directors and officers. The Company's Certificate of Incorporation provides that no contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof) between the Company and The Limited or any subsidiary of The Limited (other than the Company) or between the Company and any entity in which a director of the Company has a financial interest (a "Related Entity") or between the Company and any director or officer of the Company, The Limited, any subsidiary of The Limited or any Related Entity shall be void or voidable solely for the reason that The Limited or such subsidiary, a Related Entity or any one or more of the officers or directors of the Company, The Limited or such subsidiary or any Related Entity are parties thereto, or solely because any such directors or officers are present at, participate in or vote (which vote shall be counted) with respect to the authorization of the contract, agreement, arrangement or transaction (or any amendment, modification or termination thereof). Further, the Company's Certificate of Incorporation provides that The Limited, its subsidiaries and any Related Entity shall not be liable to the Company or its shareholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of the Company or the derivation of any improper personal benefit by reason of the fact that The Limited, such subsidiary or such Related Entity in good faith takes any action or exercises any rights or gives or withholds any consent in connection with any agreement or contract between The Limited, such subsidiary or such Related Entity and the Company. No vote cast or other action taken by any person who is an officer, director or other representative of The Limited, such subsidiary or such Related Entity, which vote is cast or action is taken by such person in his capacity as a director of the Company, shall constitute an action of or the exercise of a right by or a consent of The Limited, such subsidiary or such Related Entity for the purpose of any such agreement or contract. See "Risk Factors".

               Corporate Opportunities

               The Company's Certificate of Incorporation provides that except as The Limited may otherwise agree in writing:

      (i) neither The Limited nor any subsidiary of The Limited (other than the Company) shall have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company; and

      (ii) neither The Limited nor any subsidiary (other than the Company), officer or director of The Limited (except as provided below) will be liable to the Company or to its shareholders for breach of any fiduciary duty by reason of any such activities or of such person's participation therein.

               The Company's Certificate of Incorporation also provides that if The Limited or any subsidiary of The Limited (other than the Company) acquires knowledge of a potential transaction or matter which may be a corporate opportunity both for The Limited or such subsidiary and for the Company, neither The Limited nor such subsidiary shall have a duty to communicate or offer such corporate opportunity to the Company and shall not be liable to the Company or its shareholders for breach of fiduciary duty as a shareholder of the Company or controlling person of a shareholder by reason of the fact that The Limited or such subsidiary pursues or acquires such opportunity for itself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

               Further, the Company's Certificate of Incorporation provides that in the event that a director, officer or associate of the Company who is also a director, officer or associate of The Limited or its subsidiaries acquires knowledge of a potential transaction or matter that may be a corporate opportunity for the Company, The Limited or its subsidiaries (whether such potential transaction or matter is proposed by a third party or is conceived of by such director, officer or associate of the Company), such director, officer or associate shall be entitled to offer such corporate opportunity to the Company, The Limited or such subsidiary as such director, officer or associate deems appropriate under the circumstances in his or her sole discretion, and no such director, officer or associate shall be liable to the Company or its shareholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of the Company or the derivation of any improper personal benefit by reason of the fact that (i) such director, officer or associate offered such corporate opportunity to The Limited or such subsidiary (rather than the Company) or did not communicate information regarding such corporate opportunity to the Company or (ii) The Limited or such subsidiary pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to the Company. The enforceability of the provisions discussed above under Delaware corporate law has not been established and, due to the absence of relevant judicial authority, counsel to the Company is not able to deliver an opinion as to the enforceability of such provisions. These provisions of the Company's Certificate of Incorporation eliminate certain rights that might have been available to shareholders under Delaware law had such provisions not been included in the Certificate of Incorporation, although the enforceability of such provisions has not been established.

               The Company's Board of Directors currently consists of three members, two of whom serve concurrently as members of the Board of Directors of The Limited and Intimate Brands. In addition, a significant number of associates and officers of the Company will also be associates or officers of The Limited or its subsidiaries.

               The foregoing provisions of the Company's Certificate of Incorporation shall expire on the date that The Limited ceases to own beneficially Common Stock representing at least 20% of the number of outstanding shares of Common Stock and no person who is a director or officer of the Company is also a director or officer of The Limited or its subsidiaries.

               The affirmative vote of the holders of more than 75% of the aggregate voting power of the Common Stock is required to alter, amend or repeal in a manner adverse to the interests of The Limited, or adopt any provision adverse to the interests of The Limited including provisions with respect to the interested party and corporate opportunity provisions described above. Accordingly, so long as The Limited beneficially owns Common Stock representing at least 25% of the number of outstanding shares of Common Stock, it can prevent any such alteration, amendment, repeal or adoption. See "Risk Factors--Control by The Limited".

               Actions Under Intercompany Agreements

               The Company's Certificate of Incorporation also limits the liability of The Limited and its subsidiaries for certain breaches of their fiduciary duties in connection with action that may be taken or not taken in good faith under the intercompany agreements. See "Relationship with The Limited".

               Any person purchasing or acquiring an interest in shares of capital stock of the Company is deemed to have consented to the foregoing provisions relating to intercompany agreements and the provisions set forth above relating to transactions with interested parties and corporate opportunities. The Certificate of Incorporation of The Limited does not include comparable provisions relating to intercompany agreements, transactions with interested parties or corporate opportunities.

               Advance Notice Provision

               Abercrombie & Fitch's Bylaws provide for an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other shareholder proposals to be considered at annual meetings of shareholders. In general, notice of intent to nominate a director or raise matters at such meetings will have to be received by Abercrombie & Fitch not less than 120 or more than 150 days prior to the first anniversary of Abercrombie & Fitch's proxy statement in connection with the previous year's annual meeting, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the shareholder submitting the proposal.

The Delaware General Corporation Law

               The Company is a Delaware corporation subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any "interested shareholder" for a three-year period following the date that such shareholder becomes an interested shareholder unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66% of the outstanding voting stock which is not owned by the interested shareholder. Except as specified in Section 203 of the DGCL, an interested shareholder is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person. Under certain circumstances, Section 203 of the DGCL makes it more difficult for an "interested shareholder" to effect various business combinations with the Company for a three-year period, although the shareholders of the Company may elect to exclude the Company from the restrictions imposed thereunder. By virtue of its beneficial ownership of Class B Common Stock, The Limited is in a position to elect to exclude the Company from the restrictions under Section 203 and currently has no intention to do so.

Transfer Agent

               The Company's transfer agent and registrar for its Common
Stock is       .

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

               Following is a discussion of the material terms of certain indebtedness of the Company.

Intercompany Debt

              Abercrombie & Fitch's subsidiaries have intercompany obligations to The Limited in an aggregate amount of approximately $53.1 million. The long-term Mirror Note in the amount of $50 million bears interest at the rate of 7.80% per annum and matures on May 15, 2002. The interest rate and maturity of the long-term Mirror Note parallel those of the corresponding debt of The Limited. The Working Capital Note, representing indebtedness of $3.1 million, matures on January 31, 1997 and bears interest at a rate of 6.75% per annum.

Credit Agreement

               Two subsidiaries of the Company, Abercrombie & Fitch Stores, Inc. and A & F Trademark, Inc. (each a "Borrower" and together, the "Borrowers"), are parties to the Credit Agreement with the banks listed therein and Chase Manhattan Bank, as agent, pursuant to which such subsidiaries entered into a five-year term loan facility. Under the Credit Agreement, such subsidiaries borrowed an aggregate amount of $150 million. The amounts borrowed are repayable in nine consecutive semi-annual installments, commencing on June 30, 1997 and ending on June 30, 2001, provided, that borrowings must be repaid in an amount equal to the Excess Cash Flow (as defined therein) of the Company, which amount will include the net proceeds of the Offerings. The aggregate amount payable on each June 30 and December 31 is $10 million and $25 million, respectively. Interest on borrowings under the Credit Agreement accrues, at each of the Borrowers' option, at either a base rate or a rate based on the London Interbank Offered Rate ("LIBOR").
Base rate borrowings accrue interest at the higher of the prime rate (announced by Chase Manhattan Bank in New York), or the Federal Funds Rate plus .5%. LIBOR borrowings accrue interest at the rate of interest published by the Telerate Service (or if such rate is not available, then the rate of interest at which dollar deposits of $5 million are available to the Agent in the London interbank market) plus a certain margin. Optional prepayments of the borrowings shall be applied to the repayment installments pro rata and may not be reborrowed.

               Borrowings under the Credit Agreement are guaranteed by the Company and by Abercrombie & Fitch Holding Corporation ("Holdings"), a wholly-owned subsidiary of the Company and the holding company parent of Abercrombie & Fitch Stores, Inc. In addition, each of the Borrowers have guaranteed all obligations of the other Borrower. In the event that (a) A & F Trademark, Inc. or Holdings is neither a direct, wholly-owned subsidiary of the Company, (b) Abercrombie & Fitch Stores, Inc. ceases to be a direct, wholly-owned subsidiary of Holdings nor a direct wholly-owned subsidiary of the Company or (c) The Limited ceases to own directly at least 80% of the outstanding capital stock of the Company or the Company and its consolidated subsidiaries cease to be consolidated subsidiaries of The Limited, all borrowings will be subject to mandatory prepayment.

               The Credit Agreement contains financial covenants including an interest and rental expense coverage ratio and a maximum ratio of debt to EBITDA (as defined therein). The Credit Agreement also provides for limitations on mergers, consolidations, acquisitions, sale of assets, transactions with affiliates, sale and lease-back transactions, liens, capital expenditures, debt and investments. The Credit Agreement also prohibits the payment by the Company of dividends on its capital stock, including the Class A Common Stock.




    CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

               The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of the Common Stock applicable to Non-United States Holders of such Common Stock. For the purpose of this discussion, a "Non-United States Holder" is any holder that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership or a non-resident fiduciary of a foreign estate or trust as such terms are defined in the Code. This discussion does not deal with all aspects of United States federal income and estate taxation and does not deal with foreign, state and local tax consequences that may be relevant to Non-United States Holders in light of their personal circumstances. Furthermore, the following discussion is based on current provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change. Prospective foreign investors are urged to consult their tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of owning and disposing of Common Stock.

               Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations") which, if adopted, would affect the United States taxation of dividends paid to a Non-United States Holder on Common Stock. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. The discussion below is not intended to be a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations would have if adopted.

Dividends

               Generally, any dividend paid to a Non-United States Holder of Common Stock will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. Under current United States Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (absent knowledge that such presumption is not warranted) for purposes of the withholding discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining applicability of a tax treaty rate.

               Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty, a Non-United States Holder would generally be required to provide an Internal Revenue Service Form W-8 certifying such Non-United States Holder's entitlement to benefits under a treaty. The Proposed Regulations would also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-United States Holder that is an entity should be treated as paid to the entity or those holding an interest in that entity.

               Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from such withholding tax. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to United States persons. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected With the Conduct of Business in the United States) each year with the Company or its paying agent prior to the payment of the dividends for such year. In addition to the graduated tax described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business of the corporate Non-United States Holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

               A Non-United States Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

               A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of his Common Stock unless: (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder; (ii) the Non-United States Holder is an individual who holds such Common Stock as a capital asset and who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which such sale or disposition occurs and certain other conditions are met; or (iii) the Company is or has been a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. The Company has determined that it is not and does not believe that it will become a "United States real property holding corporation" for federal income tax purposes.

Backup Withholding and Information Reporting

               Generally, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

               Dividends paid to a Non-United States Holder at an address within the United States may be subject to backup withholding at a rate of 31% if the Non-United States Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor. Backup withholding will generally not apply to dividends paid to Non-United States Holders at an address outside the United States (unless the payor has knowledge that the payee is a U.S. person).

               The payment of the proceeds of the disposition of Common Stock to or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of the proceeds of the disposition by a Non-United States Holder of Common Stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding. However, information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States through an office outside the United States of a broker that is (a) a United States person, (b) a United States "controlled foreign corporation" for U.S. tax purposes or (c) a foreign person 50% or more of whose gross income for certain periods is from the conduct of a United States trade or business unless such broker has documentary evidence in its files of the owner's foreign status and has no actual knowledge to the contrary or the holder otherwise establishes an exemption.

               The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-United States Holder would be subject to backup withholding and information reporting unless the Company receives certification from the holder of non-U.S. status.

               Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

Estate Tax

               An individual Non-United States Holder who owns Common Stock at the time of his death or has made certain lifetime transfers of an interest in Common Stock will be required to include the value of such stock in his gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.




                               LEGAL MATTERS

             The validity of the Class A Common Stock offered hereby will be passed upon by Davis Polk & Wardwell, New York, New York. Certain legal matters in connection with the Class A Common Stock offered hereby will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                   EXPERTS

               The balance sheet of Abercrombie & Fitch Co. as of July 11, 1996 and the consolidated balance sheet of the Abercrombie & Fitch Business as of January 28, 1995 and February 3, 1996, and the related consolidated statements of operations and cash flows for each of the three fiscal years in the period ended February 3, 1996 included in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent auditors, as stated in their reports appearing herein, and have been included in reliance upon such reports given upon the authority of that firm as experts in accounting and auditing.

                          ADDITIONAL INFORMATION

              Abercrombie & Fitch has filed with the Commission a registration statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Class A Common Stock offered hereby. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and such Class A Common Stock, reference is hereby made to such Registration Statement, including the exhibits and schedules thereto, which can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

               Upon completion of the Offerings, the Company will be subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at the addresses, and may be accessed electronically at the URL, set forth above.

               The Company intends to furnish to its shareholders annual reports containing audited consolidated financial statements and an opinion thereon expressed by the Company's independent auditors as well as quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited consolidated condensed financial statements.

               Statements contained in this Prospectus as to the contents of any agreement, contract or other document are not necessarily complete, and in each instance reference is made to the copy of such agreement, contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

               This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock in any jurisdiction in which such offer or solicitation is unlawful. See "Underwriting".

               In this Prospectus, references to "Dollars" and to "$" are to United States dollars.


                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Abercrombie & Fitch Co. Financial Statements:
   Report of Independent Accountants...................................... F-2
   Balance Sheet.......................................................... F-3
   Notes to Balance Sheet................................................. F-4

Abercrombie & Fitch Business Financial Statements:
   Report of Independent Accountants...................................... F-5
   Consolidated Statements of Operations.................................. F-6
   Consolidated Balance Sheets............................................ F-7
   Consolidated Statements of Cash Flows.................................. F-8
   Notes to Consolidated Financial Statements............................. F-9


                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholder of Abercrombie & Fitch Co.

   We have audited the accompanying balance sheet of Abercrombie & Fitch Co. as of July 11, 1996. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Abercrombie & Fitch Co. as of July 11, 1996, in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
Columbus, Ohio
July 11, 1996


                            ABERCROMBIE & FITCH CO.
                                 BALANCE SHEET

                                 July 11, 1996


                                    ASSETS


Current assets:
 Cash.........................................................  $1,000
                                                                ======

                               SHAREHOLDER'S EQUITY

Common Stock, $.10 par value; 1,000 shares
authorized; 1,000 shares issued and outstanding...............    $100
Paid in capital...............................................     900
Retained earnings.............................................       -
                                                                ------
 Total shareholder's equity...................................  $1,000
                                                                ======

  The accompanying notes are an integral part of the balance sheet.


                            ABERCROMBIE & FITCH CO.
                            NOTES TO BALANCE SHEET

1.  Organization

   Abercrombie & Fitch Co. was incorporated on June 26, 1996, and, except for organizational matters and activities undertaken in connection with the proposed initial public offering of its common shares, has been inactive since that date. As a result, the Company has not had any income or expenses. On July 11, 1996 the Company issued 1,000 common shares to its sole shareholder, The Limited, Inc. ("The Limited") for cash.

2.  Planned Transactions

   As a result of a Board Resolution by the directors of The Limited, Inc.,
The Limited will contribute the stock of Abercrombie & Fitch Holdings, the parent company of the Abercrombie & Fitch Business, and A&F Trademark, Inc. to Abercrombie & Fitch Co. Prior to the public offering of its shares, the Company's certificate of incorporation will be amended to authorize
shares of preferred stock and            shares of Class A common stock and
        shares of Class B common stock, each with a par value of $.01 per share. Holders of Class A common stock generally will have identical rights to holders of Class B common stock except that holders of Class A common stock will be entitled to one vote per share while holders of Class B common stock will be entitled to three votes per share on all matters submitted to a vote of shareholders. Each share of Class B common stock will be convertible while held by The Limited or any of its subsidiaries into one share of Class A common stock.


                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Shareholder of The Abercrombie & Fitch Business

   We have audited the accompanying consolidated balance sheet of the Abercrombie & Fitch Business as of January 28, 1995 and February 3, 1996, and the related consolidated statements of operations and cash flows for each of the three fiscal years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Abercrombie & Fitch Business of January 28, 1995 and February 3, 1996 and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended February 3, 1996 in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
Columbus, Ohio
July 11, 1996


                       THE ABERCROMBIE & FITCH BUSINESS
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (thousands)

                                                         Fiscal Year Ended                          Quarter Ended
                                                                                                     (Unaudited)
                                           ----------------------------------------------      ------------------------
                                           January 29,       January 28,      February 3,      April 29,        May 4,
                                               1994             1995             1996             1995           1996
                                           -----------       -----------      -----------      ---------        -------
Net sales.............................         $110,952          $165,463         $235,659        $33,377       $51,020
Cost of goods sold, occupancy and
       buying costs...................           80,390           108,643          155,865         24,949        36,126
                                               --------          --------         --------        -------       -------
Gross income..........................           30,562            56,820           79,794          8,428        14,894
General, administrative and store
       operating expenses.............           30,240            43,069           55,996         10,297        15,293
Special and nonrecurring items........            4,386                --               --             --            --
                                               --------          --------         --------        -------       -------
OOperating income (loss) before
      income taxes....................           (4,064)           13,751           23,798         (1,869)         (399)
Provision for (benefit from) income
taxes.................................           (1,600)            5,500            9,500           (700)         (200)
                                               --------          --------         --------        -------       -------

Net income (loss).....................          $(2,464)           $8,251          $14,298        $(1,169)        $(199)
                                                ========         ========         ========        ========      ========

The accompanying notes are an integral part of these consolidated financial statements.


                       THE ABERCROMBIE & FITCH BUSINESS
                          CONSOLIDATED BALANCE SHEETS
                                  (thousands)

                                                            January 28,     February 3,      May 4,
                                                               1995             1996           1996       Pro Forma May 4, 1996
                                                                                                               (Unaudited)
                                                                                           (Unaudited)          (Note 14)
                                                            -----------     -----------    -----------    ---------------------
ASSETS
Current assets
 Cash..................................................             $592           $874           $823             $824
 Accounts receivable...................................            3,632          3,617          3,231            3,231
 Inventories...........................................           16,551         30,388         33,042           33,042
 Store supplies........................................            1,974          3,529          3,753            3,753
 Deferred income taxes.................................               --             --          1,208            1,208
 Other.................................................              357            448            261              261
                                                                 -------        -------        -------          -------
   Total current assets................................           23,106         38,856         42,318           42,319
Property and equipment, net............................           34,904         47,203         45,765           45,765
Deferred income taxes..................................               --          1,624          1,624            1,624
Other assets...........................................                8             10             10               10
                                                                 -------        -------        -------          -------
   Total assets........................................          $58,018        $87,693        $89,717          $89,718
                                                                 =======        =======        =======          =======
LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)
Current liabilities
 Accounts payable......................................           $4,379         $4,359         $4,044           $4,044
 Accrued expenses......................................           10,411         14,500         13,593           13,593
 Credit agreement......................................               --             --             --          150,000
 Working capital note..................................               --             --             --            3,074
 Income taxes payable..................................            3,434          4,892            200              200
                                                                 -------        -------        -------          -------
   Total current liabilities...........................           18,224         23,751         17,837          170,911
                                                                 -------        -------        -------          -------
Long-term intercompany debt............................           74,101         86,045         94,074               --
Long-term mirror note..................................               --             --             --           50,000
Deferred income taxes..................................            2,359             --             --               --
Other long-term liabilities............................              404            519            627              627
Shareholder's equity (deficit).........................          (37,070)       (22,622)       (22,821)        (131,820)
                                                                 -------        -------        -------          -------
   Total liabilities and shareholder's equity (deficit)          $58,018        $87,693        $89,717          $89,718
                                                                 =======        =======        =======          =======

The accompanying notes are an integral part of these consolidated financial statements.




                       THE ABERCROMBIE & FITCH BUSINESS
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (thousands)

                                                                 Fiscal Year Ended                         Quarter Ended
                                                   ---------------------------------------------     -----------------------
                                                   January 29,      January 28,      February 3,      April 29,       May 4,
                                                      1994             1995             1996             1995          1996
                                                   -----------      -----------      -----------     ----------    ---------
                                                                                                            (Unaudited)
Cash flows from operating activities
      Net income (loss).......................         $(2,464)          $8,251          $14,298         $(1,169)       $(199)
Impact of other operating activities on cash
      flows
      Depreciation and amortization...........           7,054            7,799            9,104           2,132        2,483
      Special and nonrecurring items..........           4,386               --               --              --           --
Change in assets and liabilities
      Accounts receivable.....................            (171)          (2,058)              15           1,356          386
      Inventories.............................           5,023           (6,499)         (13,837)         (4,372)      (2,654)
      Accounts payable and accrued expenses...           4,809            4,117            4,069          (1,865)      (1,222)
      Income taxes............................           2,770            5,914            1,458          (5,300)      (5,900)
      Other assets and liabilities............            (768)           2,631           (2,393)            (55)         313
                                                       -------           ------          -------         -------      -------
   Net cash provided by (used for)
   operating activities.......................          20,639           20,155           12,714          (9,273)      (6,793)
                                                       -------           ------          -------         -------      -------

Investing activities
      Capital expenditures....................          (4,694)         (12,603)         (24,526)         (2,826)      (1,287)
                                                       -------           ------          -------         -------      -------
   Cash used for investing activities.........          (4,694)         (12,603)         (24,526)         (2,826)      (1,287)
                                                       -------           ------          -------         -------      -------
Financing activities
      Change in long-term intercompany debt...         (15,796)          (7,387)          11,944          12,022        8,029
      Other changes in shareholder's equity
      (deficit)...............................              --               20              150              --           --
                                                       -------           ------          -------         -------      -------
   Net cash provided by (used for)
financing activities..........................         (15,796)          (7,367)          12,094          12,022        8,029
                                                       -------           ------          -------         -------      -------
Net increase (decrease ) in cash..............             149              185              282             (77)         (51)

Cash, beginning of period.....................             258              407              592             592          874
                                                       -------           ------          -------         -------      -------
Cash, end of period...........................            $407             $592             $874            $515         $823
                                                       =======           ======          =======         =======      =======

The accompanying notes are an integral part of these consolidated financial statements.



                       THE ABERCROMBIE & FITCH BUSINESS
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Financial Statement Presentation

               The accompanying financial statements include the accounts of the Abercrombie & Fitch Business and its subsidiaries. The Abercrombie & Fitch Business is a direct subsidiary of The Limited, Inc. ("The Limited").

               The Abercrombie & Fitch Business is a specialty retailer of high-quality, casual American apparel for men and women with an active, youthful lifestyle. The business was established in 1892 and was subsequently acquired by The Limited in 1988.

               The accompanying consolidated financial statements include the historical financial statements of and transactions applicable to the Abercrombie & Fitch Business and reflect the assets, liabilities, results of operations and cash flows on a historical cost basis. Certain investment assets unrelated to the Company have been excluded from the historical financial statements and will not be retained by the Abercrombie & Fitch Business.

               The consolidated financial statements are prepared for inclusion in a registration statement relating to the public offering of Class A common shares of Abercrombie & Fitch Co., a wholly-owned subsidiary of The Limited. Prior to the aforementioned public offering, The Limited will contribute the stock of Abercrombie & Fitch Holdings, the parent company of the Abercrombie & Fitch Business, and A&F Trademark, Inc. to Abercrombie & Fitch.

2.    Summary of Significant Accounting Policies

               Principles of Consolidation

               The consolidated financial statements include the accounts of the Abercrombie and Fitch Business and all significant subsidiaries which are more than 50% owned and controlled. All significant intercompany balances and transactions have been eliminated in consolidation.

               Fiscal year

               The Company's fiscal year ends on the Saturday closest to January 31. Fiscal years are designated in the financial statements and notes by the calendar year in which the fiscal year commences. The results for fiscal year 1995 represent the 53-week period ended February 3, 1996 and the results for fiscal years 1993 and 1994 represents the 52-week periods ended January 29, 1994 and January 28, 1995.

               Interim financial statements

               The consolidated financial statements as of and for the periods ended April 29, 1995 and May 4, 1996 are unaudited and are presented pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the accompanying consolidated financial statements reflect all adjustments (which are of normal recurring nature) necessary to present fairly the financial position and results of operations and cash flows for the interim periods, but are not necessarily indicative of the results of operations for a full fiscal year.

               Store Supplies

               The initial inventory of supplies for new stores including, but not limited to, hangers, signage, sensormatic tags and point-of-sale supplies are capitalized at the store opening date. Subsequent shipments are expensed except for new merchandise presentation programs which are capitalized.

               Inventory

               Inventories are principally valued at the lower of average cost or market, on a first-in first-out basis, utilizing the retail method.

               Property and equipment

               Depreciation and amortization of property and equipment are computed for financial reporting purposes on a straight-line basis, using service lives ranging principally from 10-15 years for building improvements and 3-10 years for other property and equipment. Beneficial leaseholds represent the present value of the excess of fair market rent over contractual rent of existing stores at the 1988 purchase of the Company by The Limited and are being amortized over the lives of the related leases. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments that extend service lives are capitalized.
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Factors used in the valuation include, but are not limited to, management's plans for future operations, recent operating results and projected cash flows.

               Revenue recognition

               Sales are recorded upon purchase by customers.

               Provision for income taxes

               Income taxes are calculated using the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect in the years in which those temporary differences are expected to reverse.

               The Company is included in The Limited's consolidated federal and certain state income tax groups for income tax reporting purposes and is responsible for its proportionate share of income taxes calculated upon its federal taxable income at a current estimate of the annual effective tax rate.

               Advertising

               Advertising costs consist of in-store photographs and advertising in selected national publications and are expensed when the photographs or publications first appear. Advertising costs amounted to $519 thousand in 1993, $1.215 million in 1994, $3.121 million in 1995 and $575 thousand and $447 thousand for the quarters ended April 29, 1995 and May 4, 1996.

               Store pre-opening expenses

               Pre-opening expenses related to new store openings are charged to operations as incurred.

               Store closing costs

               When a store is relocated or closed, estimated unrecoverable costs are charged to operations.

               Fair value of financial instruments

               The recorded values of financial instruments, including cash, accounts receivable and accounts payable, approximate fair value due to the short maturity and because the average interest rate approximates current market origination rates.

               Earnings per share

               Historical earnings per share data is omitted from the consolidated statements of operations as it is not meaningful.

               Adoption of New Accounting Standards

               The Company will make the new disclosures for SFAS No. 123, "Accounting for Stock-Based Compensation" beginning with fiscal year-end 1996.

               Use of Estimates in the Preparation of Financial Statements

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since actual results may differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

3.    Special and nonrecurring items

               During 1993, the Abercrombie & Fitch Business participated in a plan of The Limited which provided for the closure, downsizing and remodeling of seven under-performing stores of the Abercrombie & Fitch Business. In developing this program, specific stores were identified based upon historical operating results of such stores and assessment of the quality of real estate. The provision for store closure, downsizing and remodeling aggregated approximately $4.4 million and included the net book value of abandoned fixed assets and lease termination payments. As of October 28, 1995, the Abercrombie & Fitch Business had completed the program.

4.    Property and equipment

               Property and equipment, at cost, consisted of (thousands):

                                       January 28,      February 3,     May 4,
                                          1995             1996         1996
                                       ----------       -----------    -------
                                                                   (Unaudited)
Furniture, fixtures and equipment....    $50,871          $71,590      $72,803
Beneficial leaseholds................      9,387            7,925        7,925
Building improvements and leaseholds.      2,565            1,267        1,213
Construction in progress.............        212               85          213
                                         -------          -------      -------
                                          63,035           80,867       82,154
Less - accumulated depreciation and
amortization.........................     28,131           33,664       36,389
                                         -------          -------      -------
Property and equipment, net..........    $34,904          $47,203      $45,765
                                         =======          =======      =======


5.    Leased facilities and commitments

               Annual store rent is comprised of a fixed minimum amount, plus contingent rent based upon percentage of sales exceeding a stipulated amount. Store lease terms generally require additional payments covering taxes, common area costs and certain other expenses.

               A summary of rent expense for fiscal year 1993, 1994 and 1995 and the quarters ended April 29, 1995 and May 4, 1996 follows (thousands):

                                             January 29,      January 28,       February 3,      April 29,       May 4,
                                                1994              1995             1996            1995          1996
                                             ----------       -----------       -----------      ---------      -------
                                                                                                     (Unaudited)
Store rent
      Fixed minimum.....................       $8,112           $11,308          $17,465         $3,667          $5,430
      Contingent........................        1,010             1,475            1,322            199             388
                                               ------           -------          -------         ------          ------
Total store rent........................        9,122            12,783           18,787          3,866           5,818
Buildings, equipment and other..........          643               613            1,058            197             304
                                               ------           -------          -------         ------          ------
      Total rent expense................       $9,765           $13,396          $19,845         $4,063          $6,122
                                               ======           =======          =======         ======          ======


               Rent expense includes charges from The Limited and other divisions of The Limited for space used. The Abercrombie & Fitch Business intends to execute formal agreements for use of such space (see Note 8). The Abercrombie & Fitch Business was committed to noncancelable leases with remaining terms of one to twenty years. These commitments include store leases with initial terms ranging from ten to fifteen years and offices and a distribution center leased from an affiliate of The Limited with an initial term of 15 years. Substantially all of the Abercrombie & Fitch Business store leases are guaranteed by The Limited. A summary of minimum rent commitments under noncancelable leases follows (thousands):

           1996...................................     $ 22,064
           1997...................................       21,982
           1998...................................       22,010
           1999...................................       22,323
           2000...................................       22,354
           Thereafter.............................      133,335


6.    Accrued expenses

  Accrued expenses consisted of the following (thousands):

                                     January 28,    February 3,      May 4,
                                        1995           1996           1996
                                     ----------     -----------     ---------
                                                                  (Unaudited)
Accrued taxes, other than income.         $1,252         $1,882      $1,787
Accrued compensation.............          2,185          3,025       2,378
Accrued rent.....................          2,071          2,872       2,991
Other............................          4,903          6,721       6,437
                                         -------        -------     -------
Total............................        $10,411        $14,500     $13,593
                                         =======        =======     =======


7.    Income Taxes

               The Abercrombie & Fitch Business consolidated financial statements reflect a charge for federal and state income taxes as if the Abercrombie & Fitch Business had been subject to tax on a separate company basis during the periods presented. The charge is based on the then current tax rates.

               This provision for (benefit from) income taxes consisted of (thousands):


                                                 Fiscal Year Ended                          Quarter Ended
                                   ----------------------------------------------      ------------------------
                                   January 29,       January 28,      February 3,      April 29,       May 4,
                                       1994             1995             1996            1995           1996
                                   -----------       -----------      -----------      ---------      _________
                                                                                             (Unaudited)
Current:
   Federal....................      $(1,400)           $4,300           $6,900          $(700)          $(200)
   State......................         (400)            1,100            1,700           (100)             --
                                    -------            ------           ------          ------         -------
                                     (1,800)            5,400            8,600           (800)           (200)
                                    -------            ------           ------          ------         -------
Deferred:
   Federal....................          200               100              700            100              --
   State......................           --                --              200             --              --
                                    -------            ------           ------          ------         -------
                                        200               100              900            100              --
                                    -------            ------           ------          ------         -------
Total provision (benefit)           $(1,600)           $5,500           $9,500          $(700)          $(200)
                                    =======            ======           ======          ======         =======




               For the quarters ended April 29, 1995 and May 4, 1996, the statements of operations reflect a provision for federal and state income taxes based on the Company's expected annual tax rates.

               A reconciliation between the statutory federal income tax rate and the effective income tax rate follows:

                                                                                           Quarter Ended
                                                                                -----------------------------------
                                      1993          1994          1995          April 29, 1995          May 4, 1996
                                     -----         -----         -----          --------------          -----------
                                                                                            (Unaudited)
Federal income tax rate........        35.0%         35.0%         35.0%            35.0%                  35.0%
State income tax, net of
      federal income tax effect         5.2%          5.2%          5.2%             5.2%                   5.2%
Other items, net...............        (1.1%)        (0.2%)        (0.3%)           (2.7%)                 (1.6%)
                                       -----         -----         -----            -----                  -----
                                       39.1%         40.0%         39.9%            37.5%                  38.6%
                                       =====         =====         =====            =====                  =====



               Income taxes payable included current deferred tax assets of $1.566 million and $1.208 million, at January 28, 1995 and February 3, 1996.

               Current income tax obligations are treated as having been settled through the intercompany accounts as if the Company were filing its income tax returns on a separate company basis. Such amounts were $.8 million and $7.5 million in fiscal years 1994 and 1995 and were $4.6 million and $5.7 million for the quarters ended April 29, 1995 and May 4, 1996.

               The effect of temporary differences which give rise to deferred income tax balances was as follows (thousands):


                                                       1994                                           1995
                                   ----------------------------------------------     --------------------------------------
                                      Assets          Liabilities        Total        Assets       Liabilities        Total
                                   -------------      -----------       ---------     --------     -------------     -------
Fixed assets..................      $          -           $(2,765)      $(2,765)      $1,159      $           -      $1,159
Accrued expenses..............              1,469                -         1,469        1,504                  -       1,504
Other, net....................                503                -           503          169                  -         169
                                    -------------       ----------       -------       ------      -------------      ------
Total deferred income taxes...             $1,972       $   (2,765)        $(793)      $2,832      $           -      $2,832
                                    =============       ==========       =======       ======      =============      ======

               No valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

               The Internal Revenue Service has assessed The Limited for additional taxes and interest for the years 1989-1992. The portion of the assessment relating to the Company was based on treatment of construction allowances. Although The Limited made a deposit to mitigate further interest being assessed, the Company strongly disagrees with the assessment and is vigorously contesting the matter. Management believes resolution of this matter will not have a material adverse effect on the Company's results of operations or financial condition. The Limited has allocated a portion of the deposit to the Company which is included in deferred tax assets.

8.    Related party transactions

               Transactions between the Abercrombie & Fitch Business, The Limited, and its subsidiaries and affiliates, commonly occur in the normal course of business and principally consist of the following:

            Merchandise purchases
            Real estate management and leasing
            Capital expenditures
            Inbound and outbound shipping
            Corporate services

               Information with regard to these transactions is as follows:

               Significant purchases are made from Mast, a wholly owned subsidiary of The Limited. Purchases are also made from Gryphon, an indirect subsidiary of The Limited. Mast is a contract manufacturer and apparel importer while Gryphon is a developer of fragrance and personal care products and also a contract manufacturer. Prices are negotiated on a competitive basis by merchants of the Abercrombie & Fitch Business with Mast, Gryphon and the manufacturers.

               The Abercrombie & Fitch Business' real estate operations, including all aspects of lease negotiations and ongoing dealings with landlords and developers, are handled centrally by the real estate division of The Limited ("Real Estate Division"). Real Estate Division expenses are allocated to the Abercrombie & Fitch Business based on a combination of new and remodeled store construction projects and open selling square feet.

               The Abercrombie & Fitch Business' store design and construction operations are coordinated centrally by the store planning division of The Limited ("Store Planning Division"). The Store Planning Division facilitates the design and construction of the stores and upon completion transfers the stores to the Abercrombie & Fitch Business at actual cost. Store Planning Division expenses are charged to the Abercrombie & Fitch Business based on a combination of new and remodeled store construction projects and open selling square feet.

               The Abercrombie & Fitch Business' inbound and outbound freight is managed centrally by Limited Distribution Services ("LDS"), a wholly owned subsidiary of The Limited. Inbound freight is charged to the Abercrombie & Fitch Business based on actual receipts, which is in turn charged back to Abercrombie & Fitch's FOB Columbus suppliers. Outbound freight is charged on percentage of cartons shipped.

               The Limited provides certain services to the Abercrombie & Fitch Business including, among other things, certain tax, treasury, legal, corporate secretary, accounting, auditing, corporate development, risk management, associate benefit plan administration, human resource and compensation, government affairs and public relation services. Identifiable costs are charged directly to the Abercrombie & Fitch Business. Aircraft costs are charged based on usage and, effective January 29, 1995, include minimum usage charges. All other services-related costs not specifically attributable to an operating business have been allocated to the Abercrombie & Fitch Business based upon a percentage of sales.

               The Abercrombie & Fitch Business participates in The Limited's
centralized cash management system.   Under this system, cash received from
The Abercrombie & Fitch Business' operations is transferred to The Limited's centralized cash accounts and cash disbursements are funded from the centralized cash accounts on a daily basis. For all periods presented intercompany transactions have been reported as financing activities in the accompanying consolidated statements of cash flows. Effective July 11, 1996, the intercompany accounts became an interest earning current asset (interest bearing current liability).

               The Abercrombie & Fitch Business is charged rent expense, common area maintenance charges and utilities for stores shared with other consolidated subsidiaries of The Limited. The charges are based on square footage and represent the proportionate share of the underlying leases with third parties.

               The Abercrombie & Fitch Business is also charged rent expense and utilities for the distribution and home office space occupied (which approximates fair market value).

               The Abercrombie & Fitch Business and The Limited plan to enter into intercompany agreements in connection with the Offerings pursuant to which The Limited will continue to provide the services on similar terms as those described above. Management believes the charges and allocations described above are fair and reasonable.

               The following table summarizes the related party transactions between the Abercrombie & Fitch Business and The Limited and its other wholly owned subsidiaries, for the periods indicated (thousands):

                                                                Fiscal Year Ended                     Quarter Ended
                                                 ----------------------------------------------       -------------
                                                 January 29,      January 28,       February 3,          May 4,
                                                    1994              1995              1996              1996
                                                 ----------       ----------        -----------         -----------
                                                                                                       (Unaudited)
Mast and Gryphon purchases..................       $11,019           $25,325           $35,167             $7,746
Capital expenditures........................         4,910            12,819            22,274                939
Inbound and outbound freight................           632             2,153             2,869                657
Corporate charges...........................         2,086             2,865             4,019              1,010
Store leases and other occupancy............           289               380             1,397                373
Distribution center, MIS and home office
expense.....................................         1,566             1,676             2,564                679
Centrally managed benefits..................         1,239             1,289             2,417              1,067
                                                   -------           -------           -------            -------
                                                   $21,741           $46,507           $70,707            $12,471
                                                   =======           =======           =======            =======


               The following is a summary of the activity in the long-term intercompany debt account (thousands):


                                                                     Fiscal Year Ended                           Quarter Ended
                                                 ---------------------------------------------------------       -------------
                                                 January 29,                                                         May 4,
                                                     1994          January 28, 1995       February 3, 1996           1996
                                                 -----------       ----------------       ----------------       -------------
                                                                                                                  (Unaudited)
Beginning balance...........................          $97,284                $80,084                $73,211             $86,045
Transactions with related parties...........           21,741                 46,507                 70,707              12,471
Centralized cash management.................          (37,541)               (54,180)               (65,373)            (10,142)
Settlement of current period income taxes...           (1,400)                   800                  7,500               5,700
                                                      -------                -------                -------             -------
Ending balance..............................          $80,084                $73,211                $86,045             $94,074
                                                      =======                =======                =======             =======



9.    Shareholder's equity (deficit)

               A reconciliation of shareholder's equity (deficit) follows (thousands):

                                                                  Fiscal Year Ended                           Quarter Ended
                                              ---------------------------------------------------------       -------------
                                              January 29,                                                         May 4,
                                                  1994          January 28, 1995       February 3, 1996           1996
                                              ------------      ----------------       ----------------        -----------
                                                                                                               (Unaudited)
Beginning balance........................         $(42,877)              $(45,341)              $(37,070)           $(22,622)
Net income (loss)........................           (2,464)                 8,251                 14,298                (199)
Other changes in shareholder's equity....               --                     20                    150                  --
                                                  ---------              --------               --------            --------
Ending balance...........................         $(45,341)              $(37,070)              $(22,622)           $(22,821)
                                                  =========              ========               ========            ========


10.   Retirement benefits (thousands)

               The Abercrombie & Fitch Business participated in a defined contribution retirement plan sponsored by The Limited. Participation in this plan is available to all associates who have completed 1,000 or more hours of service with the Abercrombie & Fitch Business during certain 12 month periods and attained the age of 21. The Abercrombie & Fitch Business' contributions to this plan are based on a percentage of the associates' annual compensation. The cost of this plan was $257 in 1993, $343 in 1994 and $549 in 1995.

11.   Employee benefits (thousands)

               Officers and key employees were granted options to participate in The Limited's stock option and restricted stock plans. Compensation expense related to these awards has been reflected in the financial statements and amounted to $26 in 1993, $224 in 1994 and $437 in 1995.

12.   Legal matters

               There are various claims, lawsuits and pending actions against the Abercrombie & Fitch Business incident to the operations of its business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Abercrombie & Fitch Business' results of operations or financial position.

13.   Quarterly financial data (unaudited) (thousands)

                           First          Second        Third       Fourth
                           ------         ------      --------      -------
1994 Quarter
Net sales...........      $23,399        $29,045       $38,584      $74,435
Gross income........        5,643          8,285        11,815       31,077
Net income (loss)...       (1,225)         (530)           466        9,540


                           First         Second       Third        Fourth
                          ------         ------      --------      -------
1995 Quarter
Net sales...........      $33,377       $38,668      $57,222      $106,392
Gross income........        8,428        12,023       19,503        39,840
Net income (loss)...       (1,169)          250        2,583        12,634


14.   Subsequent events and pro forma financial data (unaudited)

               Subsequent to the date of the financial statements, Abercrombie & Fitch Co. was incorporated and The Limited will contribute the stock of Abercrombie & Fitch Holdings, the parent company of the Abercrombie & Fitch Business, and A&F Trademark, Inc. to Abercrombie & Fitch Co. effective July 15, 1996.

               The Abercrombie & Fitch Business is party to a bank credit agreement pursuant to which it borrowed $150 million on July 2, 1996. The agreement has interest rates which are based on either the lender's "Base Rate," as defined, or a LIBOR-related rate. The agreement places restrictions on mergers, consolidations, acquisitions, sales of assets, transactions with affiliates, sale and leaseback transactions, liens, restricted payments, debt and investments. It also contains an interest and rental expense coverage ratio and a maximum ratio of debt to EBITDA. The scheduled final maturity of the borrowings under the credit agreement is June 30, 2001 although such amounts must be repaid by the excess cash flow of the Abercrombie & Fitch Business, which includes the net proceeds of any public offering. It is anticipated that a substantial portion of the borrowings under the credit agreement will be repaid in connection with the proposed public offering and, if needed, by cash flow from operations generated in the fourth quarter of the 1996 fiscal year. Therefore all such amounts are considered as short-term borrowings.

               Long-term intercompany debt consists of an unsecured note in the amount of $50 million that matures May 15, 2002, and bears interest at 7.80% per annum. The note represents the Abercrombie & Fitch Business' share of certain long-term debt of The Limited, of which interest rate and maturity of the note parallels that of corresponding debt of The Limited. The note is to be automatically prepaid concurrently with any prepayment of the corresponding debt of The Limited. The note is not subject to early redemption by The Limited.


               The pro forma balance sheet as of May 4, 1996 reflects the following transactions:

               (1) Represents amounts derived from the historical consolidated financial statements of the Abercrombie & Fitch Business.

               (2) The initial capitalization of Abercrombie & Fitch Co. ($.10 par value, 1,000 shares authorized, 1,000 shares issued and outstanding).

               (3) Borrowings by the Abercrombie & Fitch Business of $150 million under the credit agreement on July 2, 1996;

               (4) Transfer of the Trademark Obligations to The Limited in the amount of $32 million.

               (5) Distribution to The Limited of the $50 million long-term Mirror Note.

               (6) Payment of the $32 million Trademark Obligations, payment of $91 million of long-term intercompany debt owed to The Limited and a $27 million dividend to The Limited.

               (7) Conversion of $3.1 million of long-term intercompany debt into the Working Capital Note.

               The following transactions are not reflected in the pro forma balance sheet:

               (1) The issuance and sale of            shares in the
      anticipated public offerings and the application of the $115 million net proceeds therefrom to repay borrowings under the bank credit agreement.


                               UNDERWRITING

               Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Lazard Freres & Co. LLC, Montgomery Securities and J.P. Morgan Securities Inc. are acting as representatives (the "Representatives of the Underwriters"), has severally agreed to purchase from the Company, the respective number of shares of Class A Common Stock set forth opposite its name below:

                                               Number of Shares of
             U.S. Underwriter                  Class A Common Stock
             ----------------                  --------------------
Goldman, Sachs & Co.......................
Lazard Freres & Co. LLC...................
Montgomery Securities.....................
J.P. Morgan Securities Inc................




                                               ---------------------
Total.....................................
                                               =====================



               Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

               The Underwriters propose to offer the shares of Class A Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities
dealers at such price less a concession of $       per share.  The U.S.
Underwriters may allow, and such dealers may reallow, a concession not in
excess of $       per share to certain brokers and dealers.  After the shares of Class A Common Stock are released for sale to the public, the offering price and the other selling terms may from time to time be varied by the Representatives of the Underwriters.

               The Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters") providing for the
concurrent offer and sale of        shares of Class A Common Stock in an
International Offering outside the United States. The initial public offering price and aggregate underwriting discounts and commissions per share for the Offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Lazard Capital Markets, Montgomery Securities and J.P. Morgan Securities Limited.

               Pursuant to the agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the Offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered as a part of the U.S. Offering and subject to certain exceptions, it will offer, sell or deliver the shares of Class A Common Stock, directly or indirectly, only in the United States (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (i) any individual who is a resident of the United States or (ii) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed or will agree pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Class A Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

               Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

               The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an
aggregate of         additional shares of Class A Common Stock solely to cover
over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the
foregoing table, bears to the        shares of Class A Common Stock offered
hereby.  The Company has granted the International Underwriters a similar
option exercisable for up to an aggregate of                  additional
shares of Class A Common Stock.

               The Company and The Limited have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of, except as provided in the U.S. Underwriting Agreement and the International Underwriting Agreement, any securities of the Company that are substantially similar to the shares of Class A Common Stock, or which are convertible into or exchangeable for, or that represent the right to receive, shares of Class A Common Stock or any such substantially similar securities (other than any issuances or sales of any of the foregoing securities (i) in connection with the acquisition of or merger with any other corporation or other entity or the acquisition of any assets or properties thereof provided that, prior to the issuance of such securities, the Company shall obtain and deliver to the Underwriters executed copies of an agreement from any such corporation or entity substantially to the effect set forth in the Underwriting Agreement in form satisfactory to the Representatives, (ii) pursuant to employee stock option, or other employee benefit plans existing on the date of the Underwriting Agreement or (iii) to The Limited or its subsidiaries in accordance with the terms of the Corporate Agreement between the Company and The Limited or its subsidiaries) without the prior written consent of the Representatives.

               The Representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which they exercise discretionary authority to exceed five percent of the total number of shares of Class A Common Stock offered by them.

               The Underwriters have reserved for sale, at the initial public
offering price,        shares of Class A Common Stock for associates and
directors of the Company and certain other businesses operated by The Limited who have expressed an interest in purchasing such shares of Class A Common Stock in the Offerings. It is expected that such associates will purchase, in the aggregate, less than 5% of the Class A Common Stock offered in the Offerings. The number of shares available for sale to the general public in the Offerings will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

               Prior to the Offerings, there has been no public market for the shares of Class A Common Stock. The initial public offering price will be negotiated between the Company and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors to be considered in determining the initial public offering price of the Class A Common Stock in addition to prevailing market conditions, are the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

               This Prospectus may be used by underwriters and dealers in connection with offers and sales of Class A Common Stock, including shares initially sold in the International Offering, to persons located in the United States.

               Application will be made to list the Class A Common Stock on the New York Stock Exchange.

               The Company has agreed to indemnify the several U.S. Underwriters against certain liabilities, including liabilities under the Securities Act.

               Certain of the Underwriters have provided from time to time, and expect to provide in the future, investment banking services to The Limited, the Company and their subsidiaries, for which such Underwriters have received and will receive customary fees and commissions. In addition, from time to time, in the ordinary course of their respective businesses, J.P. Morgan Securities Inc. and certain of its affiliates engage and may in the future engage in investment banking and commercial banking transactions with The Limited and certain of its affiliates. Morgan Guaranty Trust Company of New York ("MGT"), an affiliate of J.P. Morgan Securities Inc., is the agent bank on The Limited's $1 billion Revolving Credit Facility maturing December 14, 2000. MGT is also a lender under the Credit Agreement and, as lender, will receive in excess of 10% of the net proceeds of the Offerings. Accordingly, this offering will be conducted in accordance with Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. ("NASD") which requires that the public offering price of an equity security be no higher than the price recommended by a "qualified independent underwriter" meeting the requirements of NASD Rule 2720(b)(15) which has participated in the preparation of the registration statement and performed its usual standard of due diligence with respect thereto. Goldman, Sachs & Co. has agreed to act as "qualified independent underwriter" for the Offerings, and the public offering price of the Class A Common Stock will be no higher than the price recommended by Goldman, Sachs & Co.


  No person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or sale is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.




                               TABLE OF CONTENTS


                                                           Page
                                                           ----
Prospectus Summary.........                                  3
Risk Factors...............                                 10
Use of Proceeds............                                 16
Dividends..................                                 16
Dilution...................                                 17
Capitalization.............                                 18
Pro Forma Consolidated
  Financial Statements.....                                 20
Selected Financial Data....                                 27
Management's Discussion and
  Analysis of Financial
  Condition and Results of
  Operations...............                                 29
Business...................                                 35
Relationship with
  The Limited..............                                 47
Management.................                                 52
Executive Compensation.....                                 53
Principal Shareholder......                                 61
Shares Eligible for Future
  Sale.....................                                 61
Description of Capital Stock                                63
Description of Certain
Indebtedness ..............                                 68
Certain United States Tax
  Consequences to Non-United
  States Holders...........                                 69
Legal Matters..............                                 71
Experts....................                                 71
Additional Information.....                                 71
Index to Consolidated
  Financial Statements.....                                F-1
Underwriting...............                                U-1


Through and including    , 1996 (the 25th day after the date of this
Prospectus), all dealers effecting transactions in the Class A Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.





                                             Shares



                             Abercrombie & Fitch




                             Class A Common Stock
                          (par value $.01 per share)






                                  PROSPECTUS







                             Goldman, Sachs & Co.



                            Lazard Freres & Co. LLC

                            Montgomery Securities

                               J.P. Morgan & Co.

                      Representatives of the Underwriters


                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution.The following table sets forth the expenses in connection with the issuance and distribution of the Class A Common Stock being registered, other than the underwriting discount. All of the amounts shown are estimates, except the SEC and NASD registration fees.

SEC Registration Fee..........................................    $ 43,104
National Association of Securities Dealers, Inc.
  Registration Fee............................................      13,000
New York Stock Exchange Listing Fee...........................
Blue Sky fees and expenses....................................
Printing and engraving expenses...............................
Legal fees and expenses.......................................
Accounting fees and expenses..................................
Transfer Agent and Registrar expenses.........................
Miscellaneous.................................................
                                                                   ----------
      Total..................................................     $
                                                                   ==========


Item 14. Indemnification of Directors and Officers.Section 145 of the General Corporation Law of the State of Delaware (the "Delaware Law") empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors against expenses (including attorneys' fees) in connection with the defense or settlement of an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

               In accordance with the Delaware Law, the Certificate of Incorporation of the Company contains a provision to limit the personal liability of the directors of the Company for violations of their fiduciary duty. This provision eliminates each director's liability to the Company or its shareholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

               Article V of the Bylaws of the Company provides for indemnification of the officers and directors of the Company to the full extent permitted by applicable law.

Item 15. Recent Sales of Unregistered SecuritiesExcept for the issuance of common stock to The Limited, the Company has not issued any securities in unregistered transactions. The issuance of such securities is exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Item 16.  Exhibits and Financial Statement Schedules.

        Exhibit No.
            1.1                Form of Underwriting Agreement (U.S. Version).*
            3.1                Form of Amended and Restated Certificate of Incorporation of
                               Abercrombie & Fitch Co.
            3.2                Form of Bylaws of Abercrombie & Fitch Co.
            4.1                Specimen Certificate of Class A Common Stock of Abercrombie & Fitch Co.*
            4.2                Certificate of Incorporation of The Limited, Inc.
            4.3                Bylaws of The Limited, Inc.
            5.1                Opinion of Davis Polk & Wardwell regarding the legality of the securities being registered.*
           10.1                Credit Agreement, dated as of June 28, 1996, among Abercrombie & Fitch Stores, Inc.,
                               Abercrombie & Fitch Trademark, Inc., the banks listed therein and Chase Manhattan
                               Bank, N.A., as Agent.
           10.2                Form of Services Agreement between Abercrombie & Fitch Co. and The Limited, Inc.
           10.3                Sublease Agreement, dated June 1, 1995, between Abercrombie & Fitch Stores, Inc. and
                               Victoria's Secret Stores, Inc.
           10.4                Form of Shared Facilities Agreement between Abercrombie & Fitch Co. and The
                               Limited, Inc.
           10.5                Form of Tax-Sharing Agreement between Abercrombie & Fitch Co. and The Limited,
                               Inc.
           10.6                Form of Corporate Agreement between Abercrombie & Fitch Co. and The Limited, Inc.
           10.7                Form of Abercrombie & Fitch Co. 1996 Stock Option and Performance Incentive Plan.*
           10.8                Form of Abercrombie & Fitch Co. Incentive Compensation Plan.*
           10.9                Form of Abercrombie & Fitch Co. 1996 Stock Plan for Non-Associate Directors.*
           21.1                Subsidiaries of Abercrombie & Fitch Co.
           23.1                Consent of Coopers & Lybrand L.L.P.
           23.2                Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
           24.1                Power of Attorney (included on the signature pages of this Registration Statement)
           27.1                Financial Data Schedule


*To be filed by amendment

Item 17. Undertakings. The undersigned Registrant hereby undertakes:

               (a) To provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

               (b) (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or(4) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Reynoldsburg, State of Ohio, on July 16, 1996.

                                           ABERCROMBIE & FITCH CO.

                                                   /s/ Seth R. Johnson
                                            By:____________________________
                                            Name:  Seth R. Johnson
                                            Title: Vice President - Chief
                                                   Financial Officer

                             POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Samuel Fried and William K. Gerber his or her true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents or any of them or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

               This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

               Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


   Signature                     Title                                               Date

   /s/ Leslie H. Wexner
   _________________________     Chairman of the Board of Directors               July 16, 1996
   Leslie H. Wexner

   /s/ Kenneth B. Gilman
   _________________________     Vice Chairman of the Board of Directors          July 16, 1996
   Kenneth B. Gilman

   /s/ Michael S. Jeffries
   _________________________     Chief Executive Officer, President and Director  July 16, 1996
   Michael S. Jeffries           (principal executive officer)

   /s/ Seth R. Johnson
   _________________________     Vice President and Chief Financial Officer
   Seth R. Johnson               (principal financial and accounting officer)     July 16, 1996






                                                     EXHIBIT INDEX
   Exhibit No.                                                                                                 Page No.
       1.1            Form of Underwriting Agreement (U.S. Version).*
       3.1            Form of Amended and Restated Certificate of Incorporation of
                      Abercrombie & Fitch Co.
       3.2            Form of Bylaws of Abercrombie & Fitch Co.
       4.1            Specimen Certificate of Class A Common Stock of Abercrombie & Fitch Co.*
       4.2            Certificate of Incorporation of The Limited, Inc.
       4.3            Bylaws of The Limited, Inc.
       5.1            Opinion of Davis Polk & Wardwell regarding the legality of the securities being registered.*
       10.1           Credit Agreement, dated as of June 28, 1996, among Abercrombie & Fitch Stores,
                      Inc., Abercrombie & Fitch Trademark, Inc., the banks listed therein and Chase
                      Manhattan Bank, N.A., as Agent.
       10.2           Form of Services Agreement between Abercrombie & Fitch Co. and The Limited,
                      Inc.
       10.3           Sublease Agreement, dated June 1, 1995, between Abercrombie & Fitch Stores,
                      Inc. and Victoria's Secret Stores, Inc.
       10.4           Form of Shared Facilities Agreement between Abercrombie & Fitch Co. and The
                      Limited, Inc.
       10.5           Form of Tax-Sharing Agreement between Abercrombie & Fitch Co. and The
                      Limited, Inc.
       10.6           Form of Corporate Agreement between Abercrombie & Fitch Co. and The
                      Limited, Inc.
       10.7           Form of Abercrombie & Fitch Co. 1996 Stock Option and Performance Incentive
                      Plan.*
       10.8           Form of Abercrombie & Fitch Co. Incentive Compensation Plan.*
       10.9           Form of Abercrombie & Fitch Co. 1996 Stock Plan for Non-Associate Directors.*
       21.1           Subsidiaries of Abercrombie & Fitch Co.
       23.1           Consent of Coopers & Lybrand L.L.P.
       23.2           Consent of Davis Polk & Wardwell (included in Exhibit 5.1)
       24.1           Power of Attorney (included on the signature pages of this Registration Statement)
       27.1           Financial Data Schedule



*To be filed by amendment.